As filed with the Securities and Exchange Commission on June 28, 2007

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

RAM Holdings Ltd.
(Exact name of registrant as specified in its charter)

Bermuda (State or other jurisdiction of incorporation or organization)	6351 (Primary Standard Institute Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

RAM Re House 46 Reid Street Hamilton HM 12 Bermuda Telephone: (441) 296-6501

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System 111 Eighth Avenue, 13th Floor New York, New York 10011 Telephone: (212) 894-8700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Victoria Guest General Counsel RAM Holdings Ltd. RAM Re House 46 Reid Street Hamilton HM 12 Bermuda (441) 296-6501		Michael Groll, Esq. Sheri E. Bloomberg, Esq. LeBoeuf, Lamb, Greene & MacRae LLP 125 West 55th Street New York, NY 10019-5389 (212) 424-8000

          Approximate date of commencement of proposed sale to the public: As soon as practicable following the effective date of this Registration Statement.

          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Non-Cumulative Preference Shares, Series A	75,000 shares	100%	$75,000,000	$2,302.50

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457 of the Securities Act of 1933, as amended.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date. The registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. We may not sell these Securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JUNE 28, 2007

Prospectus

Offer to Exchange

Up to 75,000 of registered Series A Preference Shares,
$1,000 liquidation preference per share for

All issued and outstanding unregistered Series A Preference Shares

•

We are offering to exchange new registered Series A Preference Shares, which we refer to as the Exchange Shares, for all of our issued and outstanding unregistered Series A Preference Shares, which we refer to as the Initial Shares.

•	The exchange offer expires at ___ __.m., New York City time, on ____, 2007, unless extended.

•	The exchange offer is subject to customary conditions that may be waived by us.

•	All Initial Shares issued and outstanding that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged for the Exchange Shares.

•	Tenders of Initial Shares may be withdrawn at any time before ___ __.m., New York City time, on the expiration date of the exchange offer.

•	The exchange of Initial Shares for Exchange Shares should not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the Exchange Shares to be issued are substantially identical to the terms of the Initial Shares, except that you will not have registration rights.

•	There is no established trading market for the Exchange Shares, and we do not intend to apply for a listing of the Exchange Shares on any securities exchange or market quotation system.

          See “Risk Factors” beginning on page 16 for a discussion of matters you should consider before you participate in the exchange offer.

          None of the Securities and Exchange Commission, any U.S. state securities commission, the Minister of Finance and the Registrar of Companies in Bermuda or the Bermuda Monetary Authority have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is	, 2007

          This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of any and all of this information. Requests for copies should be directed to RAM Re House, 46 Reid Street, Hamilton HM 12 Bermuda; telephone number: (441) 296-6501. In order to timely receive additional information your request must be submitted not later than        , which is five business days before the expiration date of the exchange offer.

          No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer. If given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implications that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

          Preference shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda, which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority, which we refer to as the BMA, must approve all issuances and transfers of shares of a Bermuda exempted company. The BMA has granted its permission for the

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issue and subsequent transfer of preference shares being offered pursuant to this prospectus to and among persons who are resident and non-resident of Bermuda for exchange control purposes, as long as the Company’s common shares are listed on The Nasdaq Global Market. The BMA and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

          Each broker-dealer that receives Exchange Shares for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Shares. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the Exchange Shares received in exchange for Initial Shares where such Initial Shares were acquired by such broker-dealer as a result of market- making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resales. See “Plan of Distribution.”

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. In this prospectus, references to the “Company,” “we,” “us” or “our” refer to RAM Holdings Ltd. and/or RAM Reinsurance Ltd., its wholly-owned Bermuda subsidiary. References to “RAM Re” refer solely to RAM Reinsurance Ltd. and references to “RAM Holdings” refer solely to RAM Holdings Ltd. References in this prospectus to “dollars” or “$” are to the lawful currency of the United States, unless the context otherwise requires. Although this summary contains important information about our Company and this offering, you should read it together with the more detailed information and our financial statements and the notes to those statements appearing elsewhere in this document and in the documents incorporated by reference into this document. For your convenience, we have provided a Glossary of Selected Reinsurance, Insurance, Investment and Other Terms, which is located at the end of this prospectus.

RAM Holdings Ltd.

Our Company

          RAM Holdings was founded in 1998 as a Bermuda-based provider of financial guaranty reinsurance. We conduct substantially all of our operations through our wholly-owned subsidiary, RAM Re. We provide financial guaranty reinsurance for public finance and structured finance obligations, covering risks in both the United States and international markets. We are currently the only financial guaranty reinsurer that is both rated “AAA” by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., which we refer to as Standard & Poor’s, and focused solely on providing reinsurance to third parties.

          We believe our business is characterized by a relatively low level of loss experience in relation to earned premiums that is within the range of that of the largest primary financial guaranty insurers and by stable and reasonably predictable earned premiums, which are the portion of written premiums that apply to the expired portion of the policy term. Our business has loss experience that is within the range of primary financial guaranty insurers because we reinsure a portion of their financial guaranty insurance obligations, which are underwritten to a remote loss standard, meaning that risks are insured only if the insurer expects that no loss will occur during the term of the policy. We have relatively predictable earned premiums because we reinsure policies that are in-force for extended periods of time, in some cases 30 years or more, and we recognize premium revenues over the term of these policies. Our business is characterized by an accumulation of an unearned premium reserve, meaning the portion of written premiums that is allocable to the unexpired portion of the policy term, and, at March 31, 2007, we had $202.5 million of unearned premiums that will be recognized over future years.

          Our corporate objective is to build shareholder value by increasing shareholders’ equity through stable and profitable earnings growth. Our business model is predicated on specialization, in that our financial resources are dedicated exclusively to the financial guaranty reinsurance business. We do not use our capital to compete with our customers in the primary financial guaranty insurance market. Key factors supporting our business model include our participation as reinsurer in the well-established municipal bond and asset securitization markets, a focus on underwriting reinsurance that is believed to have a remote risk of loss, and obtaining a significant percentage of revenues from investments in investment grade, fixed income securities. The success of our business model is substantially dependent upon maintenance of strong financial strength ratings, which maximizes the value of our reinsurance products by providing our customers with a significant amount of capital credit from rating agencies. We believe that our customer-focused strategy, as well as the limited number of highly-rated competitors, will allow us to continue to grow our business.

          We have improved our operating results over time as indicated in part by business growth. Our gross written premiums, meaning total premiums from reinsurance assumed during a given period, has increased from $26.5 million for the year ended December 31, 2001 to $77.6 million for the year ended December 31, 2006 and $22.2 million for the three months ended March 31, 2007. Our unearned premium reserve has increased from $59.2 million at year-end 2001 to $194.3 million at year-end 2006 and $202.5 million at the end of the first quarter 2007.

          As of the date of this prospectus, RAM Re had a financial strength rating of “AAA” by Standard & Poor’s with a negative outlook and “Aa3” by Moody’s Investors Service, Inc., which we refer to as Moody’s. Financial strength ratings are an important factor in establishing our competitive position in the financial guaranty reinsurance markets. The objective of these ratings is to provide an independent opinion of our financial strength and our ability to meet ongoing obligations to ceding companies. In addition, the credit received by the ceding companies from the rating agencies for ceding insured obligations is primarily based upon the ratings of their reinsurers.

Our Products and Industry

          Financial guaranty insurance provides an unconditional and irrevocable guarantee which protects the holder of a financial obligation against non-payment of principal and interest when due. Unlike other forms of insurance, financial guaranty insurance is underwritten to a remote-loss standard, meaning that risks are insured only if an insurer expects that no loss will occur during the term of the policy.

          Both issuers and investors may benefit from financial guaranty insurance. Issuers benefit when the insurance has the effect of lowering an issuer’s cost of borrowing because the insurance premium is less than the value of the spread between the yield on the insured obligation (carrying the credit rating of the insurer) and the yield on the uninsured obligation. Financial guaranty insurance also increases the marketability of obligations issued by infrequent or unknown issuers or obligations with complex structures. Investors benefit from increased liquidity in the secondary market, reduced exposure to price volatility caused by changes in the credit quality of the underlying insured issue, and added protection against a potential loss in the event that the obligor defaults on its obligation.

          Financial guaranty insurance is generally provided for public finance obligations and structured finance obligations. Public finance obligations consist primarily of debt obligations issued by or on behalf of states or other governmental entities or their political subdivisions (counties, cities, towns and villages, utility districts, public housing and transportation authorities), other public and quasi- public entities (including public universities and not-for-profit hospitals, and non-U.S. sovereigns and their political subdivisions), private universities, hospitals and investor-owned utilities, or IOUs.

          Structured finance obligations are generally securities backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities, short-term bank deposits or other assets having a specified cash flow or market value, which are generally held by a special purpose issuing entity.

          Financial guaranty reinsurance represents our obligation, in consideration of premiums paid to us, to indemnify an insurance company, the “primary insurer,” against the portion of any loss which the primary insurer may sustain under that part of a financial guaranty policy which it has ceded to us.

Our Customers

          Our principal customers are the seven primary monoline financial guaranty insurers, which we refer to as the primaries. The four largest primaries are MBIA Insurance Corporation, or MBIA, Financial

Security Assurance Inc., or FSA, Financial Guaranty Insurance Company, or FGIC, and Ambac Assurance Corporation, or Ambac, together representing a majority of the financial guaranty industry’s capitalization and insurance in force. Other primaries include CIFG IXIS Financial Guaranty North America, Inc., or CIFG, XL Capital Assurance Inc., or XLCA, and Assured Guaranty Corp., or Assured Guaranty. As of March 31, 2007, we had quota share reinsurance treaties in place under which we assumed business from four of the seven primaries and since that date we have entered into a new treaty so that we currently have five treaties in place, including treaties with each of the four largest monoline financial guaranty insurers. Under our quota share reinsurance treaties, our customers are required to cede, and we are required to assume, a stated portion, or quota share, of specific obligations underwritten by our customers over a period of time, typically one year. For the year ended December 31, 2006, FSA, MBIA, Ambac and FGIC accounted for 30%, 22%, 25% and 12% of gross premiums written, respectively.

Current Industry Conditions

          Several trends in the financial guaranty reinsurance business have emerged that we believe have provided us with growth opportunities. Two large multi-line insurance companies that began participating in the financial guaranty reinsurance market in the 1990s and achieved significant market shares of ceded reinsurance have exited the market in order to refocus on their traditional lines of business. The exit of multi-line insurance companies was driven by favorable operating developments in their core property-casualty insurance markets and by rating agency downgrades which preclude multi-line companies from serving as an economic source of financial guaranty reinsurance. The rating agency criteria for financial guaranty reinsurance companies have also become more stringent, making it more difficult for new competitors to enter the market.

          Primarily as a result of two multi-line reinsurers exiting the financial guaranty reinsurance market without the replacement of additional financial guaranty reinsurance underwriting capacity, the par (or nominal) value of insurance ceded by the “AAA”-rated primaries (MBIA, FSA, FGIC, Ambac, CIFG and XLCA) declined from approximately $70.8 billion for the year ended December 31, 2002 to approximately $46.0 billion in 2003. In 2004 and 2005, activity began to recover and par value ceded by the “AAA”-rated primaries increased to $49.5 billion in 2004 and was approximately $56.4 billion in 2005. We estimate that the par value ceded by the “AAA”-rated primaries was approximately $49.4 billion for the year ended December 31, 2006.

Our Competitive Strengths

          We believe certain characteristics distinguish us from our competitors and provide opportunities for growth, including:

•

Strong Financial Strength Ratings. Our operating subsidiary, RAM Re, has financial strength ratings of “AAA” from Standard & Poor’s with a negative outlook and “Aa3” from Moody’s. These ratings provide important capital benefits to primary insurers relative to non-”AAA”-rated reinsurance sources.

•	Unique Business Model. We are currently the only independent “AAA”-rated financial guaranty reinsurer focused solely on providing financial guaranty reinsurance to third parties.

•

Capacity for Operating Efficiencies. Our operating expense ratio is 27.4% for the year ended December 31, 2006. In the future, we believe we can enhance our operating margins by continuing to increase our revenue base without significantly increasing our infrastructure and staffing.

•

Focused Treaty-based Business Mix. For the year ended December 31, 2006, approximately 77% of our gross written premiums were sourced from treaty business that was primarily derived from long-standing reinsurance relationships with three ceding companies. Our emphasis on treaties represents a stable source of business that can be conducted efficiently.

•

Experienced Management Team. Our management team has substantial and broad experience in the financial guaranty industry with most having previously worked for the primary insurers in the financial guaranty industry.

•

Bermuda Domicile. As a Bermuda company, we are not subject to corporate income tax. We believe that our Bermuda domicile provides advantages over our non-Bermuda domiciled competitors who are subject to corporate income tax.

Our Business Strategy

          Our corporate objective is to build shareholder value by increasing shareholders’ equity through stable and profitable earnings growth. We intend to achieve this objective with the following strategies:

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Maintaining our Financial Strength Ratings. We intend to underwrite business and invest our portfolio in a manner consistent with maintaining our current ratings in order to maximize the benefits of our reinsurance products for our customers.

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Achieving Attractive Risk-Adjusted Returns on Capital. We strive to maintain an efficient capital base and to use a disciplined approach to selecting our customers, reviewing policies to be ceded to us and managing risk to achieve high, risk-adjusted returns on capital and to promote optimal diversification.

•

Enhancing Operating Margins. We intend to continue to grow our treaty-based revenue without significantly increasing our infrastructure and staffing, which we believe will reduce our expense ratio, which is calculated by dividing acquisition expenses and general and administrative expenses by net earned premiums, over time.

•

Expanding Market Share. We plan to continue to increase our share of existing treaties, establish new treaties and selectively increase our facultative underwriting for the “AAA”-rated primary insurers in order to selectively expand our market share.

•

Managing Risk of our Investment Portfolio. We plan to continue to manage invested assets with the goal of preserving principal while providing a stable stream of investment income and controlling market risk.

Risks Relating to Our Company

          As part of your evaluation of our Company, you should take into account the risks relating to our Company, which include:

•

Possibility of Negative Ratings Action. If Standard & Poor’s or Moody’s downgrades RAM Re’s financial strength ratings, it could have a material adverse effect on our ability to compete and would significantly decrease the value of the reinsurance we provide.

•	Dependence on a Small Number of Customers. Because we derive substantially all of our revenues from premiums ceded by the largest primary financial guaranty insurers, any significant reduction in premiums ceded by one or more of these primary insurers could have a material adverse effect on our financial condition and results of operations.

•

Risks Associated with Reinsurance Underwriting. We do not separately evaluate the individual risks assumed under the treaties we maintain with our customers. We are subject to the possibility that the primary insurers may not have evaluated adequately the risks or may have selected the risks they choose to reinsure with us in a manner adverse to our interests such that the premiums we receive may not sufficiently compensate us for the risks we assume.

•	Loss of Key Employees. If we were to lose the services of members of our management team, our business could be adversely affected.

•

Business Subject to General Economic and Capital Markets Factors. Our business, and the risks associated with our business, depend in large measure on general economic conditions and capital markets activities that affect market demand for financial guaranty insurance and income earned on our investment portfolio, including the potential negative impact of recessions and business failures as well as any narrowing of the credit spread between insured and uninsured obligations.

•

Adequacy of Loss Reserves. We establish estimated liabilities, or loss reserves, to reflect the estimated cost of losses incurred by our customers that we will ultimately be required to pay in respect of reinsurance we have written. If our loss reserves at any time are determined to be inadequate, we would be required to increase loss reserves at the time of such determination. This could cause a material increase in our liabilities and a reduction in our profitability, or possibly an operating loss and reduction of capital.

•

Taxation. We manage our business so that we should not be subject to U.S. federal income tax. However, we cannot be certain that the U.S. Internal Revenue Service, which we refer to as the IRS, will not contend successfully that we are engaged in a trade or business in the United States and thus subject to U.S. federal income taxation.

•

Changes to accounting rules relating to loss reserve and premium revenue recognition practices in the financial guaranty insurance and reinsurance industry could have a material adverse effect on the industry. On April 18, 2007, the Financial Accounting Standards Board, or FASB, issued the Exposure Draft “Accounting for Financial Guarantee Insurance Contracts—An interpretation of FASB Statement No. 60,” which we refer to as the Exposure Draft. If adopted, the Exposure Draft would clarify how FASB Statement, or FAS, No. 60, “Accounting and Reporting by Insurance Enterprises,” applies to financial guarantee insurance contracts. The Exposure Draft, among other things, would change current industry practices with respect to the recognition of premium revenue and claim liabilities. In addition, the Exposure Draft would require that the measurement of the initial deferred premium revenue (liability) be the present value of the contractual premium due pursuant to the terms of the financial guarantee insurance contract, thereby changing current industry accounting practice with respect to insurance contracts priced on an installment basis by requiring that the present value of all contractual premiums due under such contracts, currently or in the future, be recorded on the company’s balance sheet as premiums receivable. Under current industry practice such premiums are not reflected on the balance sheet. We expect that the initial effect of applying the revenue recognition provisions of the Exposure Draft as currently proposed could be material to our financial statements. The FASB has indicated that the final FASB Statement is expected to be issued in the third quarter of 2007 and become effective for financial statements issued for fiscal years beginning after December 15, 2007. We are continuing to evaluate the effect of the Exposure Draft on our financial statements.

For more information about these and other risks relating to our Company, see “Risk Factors” beginning on page 16. You should carefully consider these risk factors together with all the other information included in this prospectus.

Principal Executive Offices

          Our principal executive offices are located at RAM Re House, 46 Reid Street, Hamilton HM 12 Bermuda and our telephone number at that location is (441) 296-6501. Our website is located at www.ramre.com. The information contained on, or accessible through, our website does not constitute a part of this prospectus.

The Exchange Offer

          On December 14, 2006 we privately placed 75,000 Series A Preference Shares, liquidation preference $1,000 per share, which we refer to as the Initial Shares, in a transaction exempt from registration under the Securities Act of 1933, as amended, or the Securities Act. In connection with the private placement, we entered into a registration rights agreement, dated as of December 14, 2006, with the initial purchaser of the Initial Shares. In the registration rights agreement, we agreed to offer our new Series A Preference Shares, liquidation preference $1,000 per share, which will be registered under the Securities Act, and which we refer to as the Exchange Shares, in exchange for the Initial Shares. The exchange offer described in this prospectus is intended to satisfy our obligations under the registration rights agreement. We also agreed to deliver this prospectus to the holders of the Initial Shares. In this prospectus, we refer to the Initial Shares and the Exchange Shares collectively as the Series A Preference Shares. You should read the discussion under the headings “Summary — Terms of the Series A Preference Shares” and “Description of Series A Preference Shares” for information regarding the Series A Preference Shares.

The Exchange Offer

This is an offer to exchange up to 75,000 Exchange Shares for the 75,000 issued and outstanding Initial Shares. The Exchange Shares are substantially identical to the Initial Shares, except that the Exchange Shares will generally be freely transferable. We believe that you can transfer the Exchange Shares without complying with the registration and prospectus delivery provisions of the Securities Act if you:

	•	acquire the Exchange Shares in the ordinary course of your business;

	•	are not and do not intend to become engaged in a distribution of the Exchange Shares;

	•	are not an “affiliate” (within the meaning of the Securities Act) of ours;

	•	are not a broker-dealer (within the meaning of the Securities Act) that acquired Initial Shares from us or our affiliates; and

	•	are not a broker-dealer (within the meaning of the Securities Act) that acquired the Initial Shares in a transaction as part of its market-making or other trading activities.

If any of these conditions are not satisfied and you transfer any Exchange Shares without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. See “The Exchange Offer — Terms of the Exchange.”

Registration Rights Agreement

We have agreed to use our commercially reasonable efforts to conduct a registered exchange offer for the Series A Preference Shares or cause to become effective a shelf registration statement providing for resales of the Series A Preference Shares. If we fail to satisfy these obligations within specified time periods, we have agreed that the rate at which dividends will accrue with respect to a particular semi-annual dividend period will increase in some circumstances. The applicable dividend rate will increase if:

	•	we do not file the required registration statement on time;

	•	the SEC does not declare the required registration statement effective on time; or

• we do not complete the offer to exchange the Series A Preference Shares for registered Series A Preference Shares on time.

Minimum Condition	The exchange offer is not conditioned on any minimum aggregate principal amount of Initial Shares being tendered for exchange.

Expiration Date	The exchange offer will expire at ___.m., New York City time, on ___, 2007, unless we extend it.

Exchange Date

The Initial Shares will be accepted for exchange at the time when all conditions of the exchange offer are satisfied or waived. The Exchange Shares will be delivered promptly after we accept the Initial Shares.

Conditions to the Exchange

Our obligation to complete the exchange offer is subject to certain conditions. See “The Exchange Offer — Conditions to the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of certain specified events.

Withdrawal Rights

You may withdraw the tender of your Initial Shares at any time before the expiration of the exchange offer on the expiration date. Any Initial Shares not accepted for any reason will be returned to you without expense as promptly as practicable after the expiration or termination of the exchange offer.

Procedures for Tendering Original Series A Preference Shares	See “The Exchange Offer — How to Tender.”

United States Federal Income Tax Consequences

The exchange of the Initial Shares for the Exchange Shares should not be a taxable exchange for U.S. federal income tax purposes, and holders should not recognize any taxable gain or loss as a result of such exchange.

Effect on Holders of Initial Shares

If the exchange offer is completed on the terms and within the period contemplated by this prospectus, holders of Initial Shares will have no further registration or other rights under the registration rights agreement, except under limited circumstances. See “The Exchange Offer — Other.”

Holders of Initial Shares who do not tender their Initial Shares will continue to hold those Initial Shares. All untendered, and tendered but unaccepted, Initial Shares will continue to be subject to the transfer restrictions provided for in the Initial Shares and the offering memorandum under which the Initial Shares have been issued. To the extent that the Initial Shares are tendered and accepted in the exchange offer, the trading market, if any, for the Initial Shares could be adversely affected. See “Risk Factors — Risks Related to Our Series A Preference Shares and this Offering — Your ability to sell your Initial Shares may be limited and the price at which you may be able to sell your Initial Shares may be significantly lower if you do not exchange them for registered Exchange Shares in the exchange offer.” See “The Exchange Offer — Other.”

Use of Proceeds	We will not receive any proceeds from the issuance of Exchange Shares in the exchange offer.

Exchange Agent	The Bank of New York is serving as the exchange agent in connection with the exchange offer.

Terms of the Series A Preference Shares

Issuer	RAM Holdings Ltd.

General

Non-Cumulative Preference Shares, Series A, with a liquidation preference of $1,000 per share. We may from time to time elect to issue additional Series A Preference Shares, and all such additional shares will have the same rights as the Exchange Shares.

Dividends

Dividends on the Series A Preference Shares will not be mandatory. Dividends on the Series A Preference Shares will be payable on a non-cumulative basis, only when, as and if declared by the board of directors of RAM Holdings Ltd. (or a duly authorized committee of the board) out of lawfully available funds for the payment of dividends under Bermuda law, semi-annually on the 15th day of June and December of each year, beginning on June 15, 2007 and ending on December 15, 2016. These dividends will accrue with respect to a particular semi-annual dividend period, on the liquidation preference amount, at an annual rate of 7.5%. After December 15, 2016, if the Series A Preference Shares have not been redeemed or repurchased, dividends on the Series A Preference Shares will be payable, only when, as and if declared by the board of directors of RAM Holdings Ltd. (or a duly authorized committee of the board) out of lawfully available funds for the payment of dividends under Bermuda law, quarterly on the 15th day of March, June, September and December of each year, beginning on March 15, 2017. These dividends will accrue with respect to a particular quarterly dividend period, on the liquidation preference amount, at an annual rate equal to three-month LIBOR, as defined herein, plus 3.557%. Any such dividends will be distributed to holders of the Series A Preference Shares in the manner described under “Description of the Series A Preference Shares—Dividends” in this prospectus.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period for the Exchange Shares will commence on and include June 15, 2007 and will end on and exclude the December 15, 2007 dividend payment date. Dividends payable on the Series A Preference Shares in respect of any dividend period commencing prior to the December 15, 2016 dividend payment date will be computed on the basis of a 360-day year consisting of twelve 30-day months. The dividend payment for any dividend period commencing prior to the December 15, 2016 dividend payment date that is longer than six months will be computed based on 30-day months and, for periods of less than a month, the actual number of days elapsed in such period, over a 360-day year. Dividends payable on the Series A Preference Shares in respect of any dividend period commencing on or after December 15, 2016 dividend payment date will be computed based on the actual number of days elapsed over a 360-day year.

Dividends on the Series A Preference Shares will not be cumulative. Accordingly, if the board of directors of RAM Holdings Ltd. (or a duly authorized committee of the board) does not declare a dividend on the Series A Preference Shares payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends are declared on the Series A Preference Shares or any other preference shares we may issue in the future for any future dividend period.

For any dividend period, unless the full dividend for the latest completed dividend period on all issued and outstanding Series A Preference Shares and parity shares have been declared and paid (or declared and the payment thereof has been set aside):

	•	no dividend shall be paid or declared on our common shares or any other junior shares (as defined below) (other than a dividend payable solely in junior shares); and

•

no common shares or other junior shares shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) as a result of a reclassification of junior shares for or into other junior shares, or the exchange or conversion of one junior share for or into another junior share, (ii) through the use of the proceeds of a substantially contemporaneous sale of junior shares and (iii) as required by any employment contract, benefit plan or other similar agreement or arrangement with or for the benefit of one or more present or former employees, officers, directors or consultants entered into prior to the original issue date of the Series A Preference Shares).

For any dividend period in which dividends are not paid in full upon the Series A Preference Shares and any parity shares, all dividends declared for such dividend period with respect to the Series A Preference Shares and such parity shares shall be declared on a pro rata basis in proportion to the total amounts that are due. See “Description of the Series A Preference Shares—Dividends” in this prospectus.

Dividend Payment Dates

The 15th day of June and December of each year, beginning on June 15, 2007 and ending on December 15, 2016. After December 15, 2016, if the Series A Preference Shares have not been redeemed, the 15th day of March, June, September and December of each year, beginning on March 15, 2017. If any date on which dividends would otherwise be payable on or prior to December 15, 2016 is not a business day, then the dividend payment date will be the next succeeding business day with the same force and effect as if made on the original dividend payment date, and no additional dividends shall accrue on the amount so payable from such date to such next succeeding business day. If any date on which dividends would otherwise be payable after December 15, 2016 is not a business day, then the dividend payment date will be the next succeeding business day, unless the payment date would fall in the next calendar month, in which case the dividend payment date will be made on the next business day immediately before the scheduled payment date.

Certain Bermuda Restrictions on Payment of Dividends

Under Bermuda law, we may not lawfully declare or pay a dividend if we have reasonable grounds for believing that we are, or would after payment of the dividend be, unable to pay our liabilities as they became due, or that the realizable value of our assets would, after payment of the dividend, be less than the aggregate value of our liabilities, issued share capital and share premium accounts. See “Description of the Series A Preference Shares—Certain Bermuda Restrictions on Payment of Dividends” in this prospectus.

Payment of Additional Amounts and Tax Redemption

Subject to certain limitations, we will pay additional amounts to holders of the Series A Preference Shares, as additional dividends, to make up for any deduction or withholding for any taxes or other charges imposed on amounts we must pay with respect to the Series A Preference Shares, so that the net amounts paid will be equal to the amounts we would otherwise be required to pay had no such withholding or deduction been required. See “Description of the Series A Preference Shares—Payment of Additional Amounts” in this prospectus. Prior to December 15, 2016, if we become obligated to pay any additional amounts as a result of a change in tax law, we will also have the option to redeem the Series A Preference Shares, at any time in whole or from time to time in part.

Optional Redemption

On and after December 15, 2016, the Series A Preference Shares will be redeemable at our option, at any time in whole or from time to time in part, at a redemption price equal to $1,000 per share, plus declared and unpaid dividends, if any, without accumulation of any undeclared dividends. We are required to redeem the Series A Preference Shares in whole on December 15, 2066 at a redemption price of $1,000 per share, plus declared and unpaid dividends, if any, without accumulation of any undeclared dividends. See “Description of the Series A Preference Shares—Redemption” in this prospectus.

Prior to December 15, 2016, the Series A Preference Shares will be redeemable at our option, at any time in whole or from time to time in part, at a redemption price per share equal to the sum of: (a) the $1,000 liquidation preference per Series A Preference Share plus (b) declared and unpaid dividends, if any, without accumulation of any undeclared dividends plus (c) any applicable “early make-whole premium,” as defined herein.

Prior to December 15, 2016, we also will have the option to redeem the Series A Preference Shares at a redemption price per share (the “tax event redemption price”) equal to the sum of: (a) the $1,000 liquidation preference per Series A Preference Share plus (b) declared and unpaid dividends, if any, without accumulation of any undeclared dividends plus (c) any applicable “tax event make-whole premium,” as defined herein, if there is a “change in tax law,” as defined herein, that would require us or any successor corporation to pay any additional amounts with respect to the Series A Preference Shares and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to us or any successor corporation. In addition, we will have the option to redeem for cash any or all Series A Preference Shares at the tax event redemption price described above, if the entity formed by a consolidation, merger or amalgamation involving us or the entity to which we convey, transfer or lease substantially all our properties and assets is required to pay additional amounts in respect of any tax, assessment or governmental charge imposed on any holder of Series A Preference Shares as a result of a change in tax law that occurred after the date of the consolidation, merger, amalgamation, conveyance, transfer or lease and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to us or any successor corporation. See “Description of the Series A Preference Shares—Redemption—Tax Redemption” in this prospectus.

Our ability to redeem the Series A Preference Shares prior to December 15, 2046 as described above will be limited by the terms of our covenant in favor of certain of our debtholders to only redeem the Series A Preference Shares, subject to certain limitations, if and to the extent that the redemption price is equal to or less than the proceeds of specific qualifying security issuances within the prior six months. See “Certain Terms of the Replacement Capital Covenant” in this prospectus.

The Series A Preference Shares will not be subject to any sinking fund or other similar obligation of ours to redeem, purchase or retire the Series A Preference Shares.

Mandatory Redemption

We are required to redeem the Series A Preference Shares in whole on December 15, 2066 at a mandatory redemption price of $1,000 per share, plus declared and unpaid dividends, without accumulation of any undeclared dividends. We will be required to deposit with a bank or trust company sufficient funds for the payment of the full amount payable upon redemption of such shares on December 15, 2066. See “Description of the Series A Preference Shares—Redemption—Mandatory Redemption” in this prospectus.

Certain Bermuda Restrictions on Redemption

Under Bermuda law, no redemption of the Series A Preference Shares may be effected if, on the date that the redemption is to be effected, we have reasonable grounds for believing that we are, or after the redemption would be, unable to pay our liabilities as they become due. See “Description of the Series A Preference Shares—Certain Bermuda Restrictions on Payment of Dividends” in this prospectus.

Ranking	The Series A Preference Shares:

•

will rank senior to our junior shares with respect to the payment of dividends and distributions upon our liquidation, dissolution or winding-up. Junior shares includes our common shares and any other class of shares that rank junior to the Series A Preference Shares either as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding-up; and

•

will rank at least equally with each other series of shares ranking on parity with the Series A Preference Shares as to dividends and distributions upon our liquidation or dissolution or winding-up, which we refer to as parity shares. As of the date of this prospectus, no series of parity shares is issued and outstanding and no junior shares are issued and outstanding other than our common shares.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding-up of RAM Holdings Ltd., holders of the Series A Preference Shares and any parity shares are entitled to receive out of our assets available for distribution to shareholders, before any distribution is made to holders of common shares or other junior shares, a liquidating distribution in the amount of $1,000 per Series A Preference Share plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Distributions will be made pro rata as to the Series A Preference Shares and any parity shares and only to the extent of our assets, if any, that are available after satisfaction of all liabilities to creditors. See “Description of the Series A Preference Shares—Liquidation Rights” in this prospectus.

Voting Rights

Holders of the Series A Preference Shares will have no voting rights, except as otherwise required by Bermuda law or the bye-laws of RAM Holdings Ltd. See “Description of the Series A Preference Shares—Voting Rights” in this prospectus.

Preemptive Rights	Holders of the Series A Preference Shares will have no preemptive rights.

Ratings

The Series A Preference Shares are currently rated A- by Standard & Poor’s and Baal by Moody’s Investors Service. The ratings of the Series A Preference Shares should be evaluated independently from similar ratings of other securities. A rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. Moody’s has recently announced that it is currently considering revisions to its rating guidelines as they relate to Non-Cumulative Preferred Stock which, if adopted in their current form, would result in a one notch reduction of the credit rating on the Series A Preference Shares assigned by Moody’s.

FORWARD-LOOKING STATEMENTS

          This prospectus and the documents incorporated by reference herein and therein contain, or will contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically, the insurance and reinsurance industries in general and general economic conditions. Statements which include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “should,” “could,” “may,” “will,” “continue” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

          All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those discussed in “Risk Factors” in this prospectus, “Item 1A.—Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006 or elsewhere in this prospectus, any other offering material or in the documents incorporated by reference herein, as well as future events such as the following:

•	the loss of significant customers with whom we have a concentration of our reinsurance in force;

•	our inability to execute our business strategy;

•	projected market capacity (including with respect to existing and potential future market entrants);

•	more severe losses or more frequent losses associated with our products;

•	income taxes, including our ability to write reinsurance business through Bermuda or other similarly tax efficient jurisdictions;

•	the timing of cash flows (including, principally, receipt of premium and timing of loss payments);

•	developments in the world’s financial and capital markets that adversely affect the performance of our investments;

•	continuing threats or terrorist attacks on the national, regional and local economies;

•	a downgrade of the financial strength ratings of RAM Re by Standard & Poor’s or Moody’s;

•	losses in our investment portfolio;

•	losses on credit derivatives;

•	changes in regulation or tax laws applicable to us, our subsidiaries or customers;

•	decreased demand for our reinsurance products;

•	our ability to identify, hire and retain qualified management and other personnel;

•	technological developments;

•	the effects of mergers, acquisitions, amalgamations and divestitures or the sale of common shares by shareholders in this offering;

•	changes in accounting policies or practices;

•	changes in general economic conditions, including inflation, foreign currency exchange rates, interest rates and other factors; and

•	other factors under the heading “Item 1A.—Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006 or which may be included in our Quarterly Reports on Form 10-Q.

          The foregoing review of important factors should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

RISK FACTORS

An investment in our preference shares involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained and incorporated by reference in this prospectus, before investing in the Exchange Shares. The risks and uncertainties described below are not the only ones we face. However, these are the risks our management believes are material. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, results of operations or financial condition. Any of the risks described below could result in a significant or material adverse effect on our results of operations or financial condition, and a corresponding decline in the market price of our preference shares. You could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. See “Forward-Looking Statements.”

Risks Related to Our Company

An adverse rating action concerning RAM Re’s ratings could have a material adverse effect on our ability to compete in the financial guaranty reinsurance industry and would significantly decrease the value of the reinsurance we provide.

          RAM Re currently has a financial strength rating of “AAA” by Standard & Poor’s with a negative outlook and a financial strength rating of “Aa3” by Moody’s with a stable outlook. A downgrade of either of these ratings or a decrease in the credit given for our reinsurance would negatively affect the value of our reinsurance. For example, under Standard & Poor’s current guidelines for assigning credit to reinsurance, if RAM Re’s rating were downgraded from “AAA” to “AA,” there would be a 30% decrease in the benefits financial guarantors receive from ceding business to us based on Standard & Poor’s model. In addition to potential negative effects on future business, a downgrade of the ratings assigned to RAM Re by either rating agency would harm our competitive position in the reinsurance industry. If RAM Re experienced a rating downgrade, the primary insurers would have the ability under our contracts with them to either reprice existing business through increases in the ceding commission, which is the commission paid to a primary insurer by a reinsurer based on the amount of the premiums ceded, payable by us or terminate and recapture their existing business with us. A downgrade of RAM Re’s ratings, the placing of RAM Re’s ratings on negative credit watch or under review for a ratings downgrade, or a decrease in the credit given for our reinsurance would also negatively affect our ability to negotiate favorable terms with primary insurers in the future. Any downgrade in RAM Re’s financial strength rating, of the placement of RAM Re’s financial strength rating on negative credit watch, could have a material adverse effect on our business, financial condition and results of operations. In addition, a decrease in the credit given for our reinsurance by either rating agency would negatively affect pricing under our existing and future contracts, which in turn could have a material adverse effect on our business, financial condition and results of operations. Financial strength ratings do not refer to RAM Re’s ability to meet non-reinsurance obligations and are not a “market rating” or a recommendation to buy, hold or sell any security. We cannot assure you that any of RAM Re’s current financial strength ratings will remain in effect for any given period of time or that a rating will not be downgraded by a rating agency.

We depend on a small number of primary insurers to provide us with a substantial portion of our business.

          A significant reduction in the amount of reinsurance ceded by one or more of the primary insurers who are our principal customers could have a material adverse effect on our results of operations. We derive substantially all of our financial guaranty revenues from premiums ceded by the four largest primary financial guaranty insurers. In 2004, 2005 and 2006, these four major primary insurers accounted for approximately 97%, 96% and 89% of our gross written premiums, respectively. A number of factors could cause a reduction in our business with any of our primary insurers, including higher retention levels by a primary insurer, a reduction in the amount of business written by the primary insurers, an adverse rating action with respect to the financial strength rating of RAM Re, increased participation by one or more of the primary insurers in financial guaranty reinsurance through strategic alliances or the greater use of other forms of credit enhancements or transaction structures as an alternative to traditional financial guaranty reinsurance. If any of the four main primary insurers were to cease or substantially decrease ceding business to us, our dependence on the remaining primary insurers would increase further and we may not be able to replace the loss of business. We also depend on the major primary insurers in that our ability to receive profitable pricing for our reinsurance depends largely on prices charged by the primary insurers for their insurance coverage and the amount of ceding commissions paid by us to these primary insurers.

Our concentration on a single line of reinsurance business could make us more susceptible to unfavorable market or regulatory conditions affecting that line of business.

          We are currently dedicated to providing financial guaranty reinsurance and do not offer any other products. Given our reliance on reinsurance, unfavorable market or regulatory conditions affecting the financial guaranty reinsurance industry would likely have a disproportionate impact on us in comparison with our competitors who offer more diversified product lines within the financial guaranty market. For example, a decrease in the amount of credit given for financial guaranty reinsurance by state regulators or rating agencies would negatively impact our results of operations.

If we are unable to renew our existing treaties with our customers, our business and financial condition could be adversely affected.

          Each of our quota share reinsurance treaties with our primary insurer customers is for a term of one year and provides that it may be terminated, on a run-off basis, by either party upon notice to the other on or after the term ends. Each quota share reinsurance treaty may also be terminated upon the happening of certain events, such as a downgrade of our financial strength rating, prior to the expiration of its term. In the ordinary course of business and consistent with the practice within the financial guaranty reinsurance industry, our customers typically will send us a notice of termination of their quota share reinsurance treaty prior to the expiration of its annual term. In most cases, we then negotiate renewal terms for the treaty with the customer. While we generally have been able to renew our existing quota share reinsurance treaties annually, we cannot assure you that any of our customers will renew their quota share reinsurance treaties with us or that the terms on which any treaty is renewed will be as favorable to us. Any such failure to maintain our relationship with existing treaty customers or failure to negotiate favorable treaty terms could have a material adverse effect on our business and financial condition.

The size of our capital base may not allow us to compete effectively in our industry and may adversely affect our ability to grow our business and execute our business strategy.

          We currently have a smaller capital base than a number of the financial guaranty reinsurers with which we compete. This effectively may reduce our ability to compete with these reinsurers. Larger competitors have several advantages over us because of their larger capital base, including being able to take larger shares of facultative transactions and treaty business, being able to offer larger single risk limits, having greater economies of scale, benefiting from implicit or explicit parental support and having more diverse product lines. To the extent our limited capital base prevents us from competing effectively for new business in comparison to larger companies in the market, our ability to grow our business and execute our business strategy would be adversely affected.

Competition in our industry may adversely affect our revenues.

There are a relatively limited number of companies offering financial guaranty reinsurance. As a result, the industry is particularly vulnerable to swings in capacity based on the new entrants or other additional capacity being added to the market. Additional capacity would likely have an adverse effect on our business by furthering price competition or reducing the aggregate demand for our reinsurance capacity. In the last three years, there have been three new entrants into the financial guaranty reinsurance market, Channel Reinsurance Ltd., or Channel Re, BluePoint Re Limited, or BluePoint Re and PMI Guaranty Co., or PMI Guaranty, a subsidiary of our shareholder The PMI Group, Inc., or PMI, which expects to conduct primarily mortgage related business but which will also offer select financial guaranty reinsurance products. To the extent that any of the existing companies or potential new market entrants engage in practices that result in decreased prices or demand for reinsurance, our revenues and profitability could be adversely affected.

If we cannot obtain necessary capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected.

          Our future capital requirements depend on many factors, including our ability to write new business successfully and our ability to establish reserves at levels sufficient to cover losses. Although we may, to the extent that capacity is available, establish retrocessional facilities and other soft capital facilities (which could include lines of credit, credit swap facilities and similar capital support mechanisms) with providers with ratings comparable to our own, no assurance can be given that such facilities can be established, or if established, that one or more of the rating agencies will not downgrade or withdraw the financial strength ratings of such providers in the future. In addition, no assurance can be given that a replacement provider on any facility we establish would be available. To the extent that our existing capital is insufficient to fund future operating requirements and/or cover losses, we may need to raise additional funds through financings or curtail our growth and reduce our risk exposure portfolio. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and the securities issued may have rights, preferences and privileges that are senior to those of the shares offered under this prospectus. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. To the extent that additional capital is needed, our failure to obtain the necessary capital on favorable terms or at all would adversely affect our business, ratings, operating results and financial condition.

We could be adversely affected by the loss of one or more principal employees or by an inability to retain and attract staff.

Our business model is predicated upon the assumption that a small group of highly experienced individuals will be able to successfully implement our business plan. We currently have 13 employees and our success depends upon our ability to retain and attract qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe there are only a limited number of available qualified executives in the financial guaranty reinsurance industry. Further, we require our employees to work in Bermuda, which limits our ability to attract qualified personnel. We have entered into employment agreements with members of our senior management team, but the loss of key personnel could prevent us from fully implementing our business strategy and could negatively affect our ability to capitalize on market opportunities, grow our business or operate efficiently and profitably.

Our ability to conduct our business may be adversely affected by Bermuda employment restrictions.

          Our location in Bermuda may serve as an impediment to attracting and retaining experienced personnel. Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of a permanent resident’s certificate or holders of a working resident’s certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian, holder of a permanent resident’s certificate or holder of a working resident’s certificate) is available who meets the minimum standard requirements for the advertised position. The Bermuda government limits the duration of work permits to six years, with certain exemptions for key employees. The work permits for our senior management will expire at various dates beginning in 2008. It is possible that we could lose the services of one or more of these people if we are unable to obtain or renew their work permits, which could interrupt our ability to execute our business strategy and require us to seek replacement personnel at higher cost. In the event we are unable to obtain sufficient work permits to allow our operations to continue in Bermuda, we might seek to maintain our business model in another tax efficient jurisdiction and could incur significant costs in relocating our operations.

We rely to a significant degree on the underwriting decisions of the primary insurers and the risks associated with reinsurance underwriting could adversely affect us.

          We conduct a substantial amount of our reinsurance business through reinsurance treaties entered into with certain primary insurers. As of March 31, 2007, we had quota share reinsurance treaties in place with all four of the largest primary insurers. All financial guaranty transactions entered into by a primary insurer that meet a treaty’s inclusion parameters are automatically ceded to us, according to the participation percentage set forth in the treaty. The inclusion parameters would typically consist of any financial guaranty of an issue generally with an underlying investment grade rating by both Standard & Poor’s and Moody’s and exceeding a specified par value, subject to limits and exclusions, which we have the right to change periodically, related to, for example, sector, geographic location or identity of an issuer or seller/servicer. Individual transactions entered into with a primary insurer that are “treaty eligible” may not be rejected by us during the term of the reinsurance treaty. We do not separately evaluate each of the individual risks assumed under our reinsurance treaties. Therefore, we depend to a significant degree on the original underwriting decisions made by primary insurers. We cannot assure you that these primary insurers will adequately evaluate the risks underwritten by them and subsequently reinsured by us. Any unfavorable decisions made by these primary insurers could adversely affect our financial condition or results of operations and the premiums ceded may not adequately compensate us for the risks we assume.

Adverse selection by ceding primary insurers may adversely affect our financial condition and results of operations.

          Most of our reinsurance business is written under treaties which generally give a primary insurer some ability to select the obligations ceded to us as long as the obligations are covered by the terms of the treaty. Under our treaties, we generally do not have the right to refuse such obligations, although we do have some ability to add to “exclusion lists” certain categories of obligations that we will not be required to reinsure. As a result, primary insurers may adversely select the insured obligations ceded to us (that is, cede those policies that have greater risk relative to premium), thereby increasing the chances that we will pay a claim or be required to maintain additional capital by the rating agencies. Adverse selection by the primary insurers could have a material adverse effect on our financial condition and results of operations.

We may incur liabilities because of the unconditional nature of our financial guaranty reinsurance policies.

          Issuers of obligations insured by the financial guarantors whose obligations we reinsure may default on those obligations because of fraudulent or other intentional misconduct on the part of such issuers, their officers or directors, employees, agents or outside advisers or, in the case of public finance obligations, public officials. Financial guaranty reinsurance provided by us is unconditional and does not provide for any exclusion of liability based on fraud or other misconduct. Despite any risk analysis conducted by us or by the financial guarantors we reinsure, it is impossible to predict which, if any, of the obligations reinsured by us will result in claims against us because of such fraudulent or other intentional misconduct involving the issuer, or whether or to what extent we will have any remedy available to us against any party in connection with such conduct. Any such claims could have a material adverse effect on our financial condition and results of operations.

The performance of our investment portfolio may be adversely affected by economic conditions and by decisions of our investment manager.

Investment income is one of the primary sources of cash flow supporting our operations and claim payments. The success of our investment activity is influenced by general economic conditions that may adversely affect the markets for interest rate sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of such fixed-income securities. In addition, if our claims exceed our cash flow, we could have unexpected losses resulting from forced liquidation of investments before their maturity. We have retained two professional asset management firms to manage our investment portfolio. Our investment managers have discretionary authority over our investment portfolio, subject to the investment guidelines adopted by us and periodic review by the Risk Management Committee of our board of directors. As a result, the performance of our investment portfolio depends to a great extent on the ability of our investment managers to select and manage appropriate investments. Although our investment policies stress diversification of risks and conservation of principal and liquidity, our investments are subject to market-wide risks and fluctuations, as well as to risks inherent in any particular security or security position. For example, net realized investment losses were $1.0 million in 2006 and $1.6 million in 2005, following net realized gains in 2004 of $0.5 million, Net losses realized in 2006 and 2005, as well as net investment gains on securities sold in 2004, were generally the result of modest repositioning within the portfolio achieved by selling certain securities and purchasing others believed to provide improved investment characteristics. Investment losses could significantly decrease our assets and surplus, which is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets, resulting in a material adverse effect on our financial condition and results of operations.

Our net income may be volatile because a portion of the credit risk we assume is in the form of credit derivatives that are accounted for under Statement of Financial Accounting Standards No. 133, or FAS 133, which requires that these instruments be revalued quarterly.

          Credit derivatives are classified as derivatives under FAS 133. Derivatives must be accounted for either as assets or liabilities on the balance sheet and measured at fair market value. Any event causing credit spreads (that is, the difference in interest rates between comparable securities having different credit risk) on an underlying security referenced in a credit derivative in our portfolio either to widen or to tighten may affect the fair value of the credit derivative and may increase the volatility of our earnings. Although there is no cash flow effect from this “marking to market,” net changes in the fair market value of the derivative are reported in our statement of operations and therefore will affect our reported earnings. For example, net unrealized losses on credit derivative contracts were immaterial in 2006, compared to unrealized losses of $2.5 million in 2005 and unrealized gains of $2.8 million in 2004. If the derivative is held to maturity and no credit loss is incurred, any losses or gains previously reported would be offset by corresponding gains or losses during the term of the derivative such that they would cumulatively net to zero at maturity.

          Common events that may cause credit spreads on an underlying municipal or corporate security referenced in a credit derivative to fluctuate include changes in the state of national or regional economic conditions, industry cyclicality, changes to a company’s competitive position within an industry, management changes, changes in the ratings of the underlying security, movements in interest rates, default or failure to pay interest, or any other factor leading investors to revise expectations about the issuer’s ability to pay principal and interest on its debt obligations. Similarly, common events that may cause credit spreads on an underlying structured security referenced in a credit derivative to fluctuate may include the occurrence and severity of collateral defaults, changes in demographic trends and their impact on the levels of credit enhancement, rating changes, changes in interest rates or prepayment speeds, or any other factor leading investors to revise expectations about the risk of the collateral or the ability of the servicer to collect payments on the underlying assets sufficient to pay principal and interest. Estimating the fair value of credit derivatives involves substantial judgment as there is no standard accepted fair value model. All models require significant assumptions and many derivatives are not actively traded or exchanged.

We could face unanticipated losses from war, terrorism, business failures, political unrest and natural disasters, and these or other unanticipated losses could have a material adverse effect on our financial condition and results of operations.

          We may have exposure to large, unexpected losses resulting from future man-made and natural catastrophic events, such as acts of war, acts of terrorism, political instability, hurricanes, earthquakes and floods. We also may have exposure to significant downturns in economic conditions, including recessions in particular geographic areas and business failures in particular industries. These risks are inherently unpredictable and recent events may lead to increased frequency and severity of defaults under the policies we reinsure. It is difficult to predict the timing of these events with statistical certainty or to estimate the amount of loss that any given occurrence will generate. To the extent that losses from these risks occur in excess of amounts we have reserved, our financial condition and results of operations could be materially adversely affected.

Our holding company structure and certain regulatory and other constraints affect our ability to pay dividends and make other payments.

          RAM Holdings is a holding company and as such has no substantial operations of its own or assets other than its ownership of the shares of its only subsidiary, RAM Re. For the near future, dividends and other permitted distributions from RAM Re are expected to be RAM Holdings’ only source of funds to meet ongoing cash requirements, including debt service payments and other expenses, and to pay dividends, if any, to shareholders. Bermuda law and regulations, including but not limited to Bermuda insurance regulations, restrict the declaration and payment of dividends and the making of distributions by RAM Re, unless certain regulatory requirements are met. In addition, certain treaty obligations incurred by RAM Re in the course of its business require it to post collateral in trusts and those funds are unavailable for dividend or distribution to RAM Holdings. The inability of RAM Re to pay dividends in an amount sufficient to enable RAM Holdings to meet its cash requirements at the holding company level could affect RAM Holdings’ ability to repay debt or have a material adverse effect on its operations.

Estimates of losses, income and expenses relating to underwriting financial guaranty products are based on modeling and assumptions that, if incorrect, could have a material adverse affect on our financial condition and results of operations.

          Our decisions to underwrite financial guaranty products are based on historical data and models. There can be no assurance that the historical data relating to financial guaranty losses available to and relied on by the industry, including us, will approximate actual experience in the future. For example, the sample period for observed occurrences may not be adequate, the underlying conditions from which historical loss data were derived may have changed, and historical data with respect to certain types of losses may be inadequate. Actual cash flows may also deviate significantly from assumptions, and such deviations could have a material adverse effect on our financial condition and operating results.

If claims exceed our loss reserves, our financial results could be significantly adversely affected.

          Our results of operations and financial condition depend upon our ability to assess accurately and manage the potential losses associated with the risks that we reinsure. There is a diversity of practice within the financial guaranty industry in loss reserving practices and setting our loss reserves involves significant reliance on estimates of the likelihood, magnitude and timing of anticipated losses. In making such estimates, we significantly rely on reports of loss claims from our primary insurers. We establish both case basis and unallocated reserves for losses. We establish case basis reserves when we determine a default has occurred or there is a high probability of a default. We also maintain unallocated reserves to reflect our estimate of general deterioration in our insured credits. While we use the most current information available and our best judgment in setting reserve estimates, this is an inherently uncertain process. Accordingly, actual claims and claim expenses paid will deviate from the reserve estimates reflected in our consolidated financial statements, and such deviations could be material. If our loss reserves at any time are determined to be inadequate, we will be required to increase loss reserves at the time of such determination. This could significantly adversely impact our financial results.

Several of our founding shareholders may have conflicts of interest with us and they may take actions with respect to their ownership interests that have an adverse effect on us or on our other shareholders.

Some of our shareholders engage in commercial activities and enter into transactions or agreements with us or in competition with us, which may give rise to conflicts of interest. For example, our shareholders who are or who have ownership interests in other companies offering financial guaranty insurance or reinsurance may provide business or capital to our competitors. On October 23, 2006, our shareholder PMI announced the launch of PMI Guaranty, a double-A rated provider of credit enhancement for mortgages and other asset classes with an initial statutory capital position of $200 million, which will offer select financial guaranty reinsurance products. We do not have any agreement or understanding with our shareholders regarding the resolution of potential conflicts of interest and these parties may take actions that are not in our other shareholders’ best interests. See “Certain Relationships and Related Transactions — Transactions and Relationships with Investors.” In addition, we may not be in a position to influence any party’s decision to engage in activities that would give rise to a conflict of interest. For example, PMI, has more than 20% of the voting power of our shares and therefore has the ability to elect two directors through cumulative voting. PMI could use its influence in a manner adverse to our other shareholders’ best interests, such as with respect to votes on matters requiring shareholder approval such as the election of directors, amendments to our bye-laws and mergers and acquisitions.

Risks Related to Our Industry

The primary financial guaranty insurance industry remains in an excess capital position which, if it continues, could result in lower amounts of insurance ceded.

          Because of the significant increase in capital by many of the large primary insurers and the recent lower growth in new business, many of the primary insurers have sufficient capital to support their business pursuant to regulatory and rating agency capital requirements. This is one reason why the primary insurers have ceded less reinsurance in recent years than was typical, for example, during the 1990’s. If this excess capital position continues for a prolonged period, the primary insurers are likely to cut back or cancel treaties, increase ceding commissions, increase adverse selection of obligations ceded to reinsurers and generally diminish the business terms on which they cede business. Any of these activities would have an adverse effect on our financial condition and results of operation.

Increased capacity in the financial guaranty reinsurance industry may have a material adverse effect on the industry.

          The current number of financial guaranty reinsurance companies is relatively limited. Consequently, the industry is particularly vulnerable to swings in capacity based on the entry or exit of one or a small number of financial guaranty reinsurers. The most significant barriers to entry for new financial guaranty reinsurance competitors are rating agency requirements and regulatory capital requirements, both of which are lower for entrants into the financial guaranty reinsurance market than for the primary financial guaranty market. New entrants into the market could have an adverse effect on all financial guaranty reinsurers by offering reinsurance on more favorable terms than currently being offered by existing reinsurers.

Market demand for financial guaranty products may decrease, affecting the profitability and competitiveness of the reinsurance industry.

          The demand for financial guaranty reinsurance depends upon many factors, most of which are beyond our control. In addition to the capital position of the primary insurers, the financial guaranty reinsurance industry, and the risks associated with the industry, tend to be cyclical and track the demand for primary financial guaranty insurance. The primary financial guaranty insurance industry could be materially adversely affected by extended national or regional economic recessions, business failures, terrorist acts, acts of war or combinations of such factors. In particular, the perceived financial strength of financial guaranty insurers affects demand for financial guaranty insurance, which in turn affects demand for reinsurance. Should a major financial guarantor, or the industry generally, have its financial strength ratings lowered, or suffer a deterioration in investor confidence, demand for financial guaranty insurance and as a result, reinsurance, may be reduced or eliminated entirely. Further, demand for financial guaranty insurance may be negatively affected to the extent that conditions arise which narrow the credit spread between insured and uninsured obligations or between “AAA” rated securities and lower rated securities. The purchase of insurance during periods of relatively narrower credit rate spreads will generally provide lower cost savings to the issuer than during periods of relatively wider spreads. These lower cost savings generally are accompanied by a corresponding decrease in demand for financial guaranty insurance and as a result, decreased demand for the type of reinsurance that we provide.

Premium rates for financial guaranty reinsurance products may decline due to factors beyond the control of financial guaranty reinsurers.

          Premium rates on financial guaranty reinsurance are equal to premium rates charged by the primary insurer less the ceding commission paid by the reinsurer. Premium rates charged by primary insurers are affected by factors beyond the control of financial guaranty reinsurers, such as investor appraisals of the insured credits, the spread between interest rates prevailing on insured and uninsured obligations and capital charges (which is a measure of portfolio risk by a rating agency based on an expected loss, considering the expected default frequency and loss severity) associated with these exposures as determined by the rating agencies, competition among primary insurers as well as competition with other forms of credit enhancement. Accordingly, any decline in premium rates on business written by the primary insurers would have a negative effect on the premium rates and the profitability of reinsurers, including us.

Changes to accounting rules relating to loss reserve practices and premium revenue recognition practices in the financial guaranty insurance and reinsurance industry could have a material adverse effect on the industry.

          On April 18, 2007, the Financial Accounting Standards Board (“FASB”) issued the Exposure Draft “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60” (“Exposure Draft”). If adopted, the Exposure Draft would clarify how FASB Statement, or FAS, No. 60, “Accounting and Reporting by Insurance Enterprises,” applies to financial guarantee insurance contracts. The Exposure Draft, among other things, would change current industry practices with respect to the recognition of premium revenue and claim liabilities. In addition, the Exposure Draft would require that the measurement of the initial deferred premium revenue (liability) be the present value of the contractual premium due pursuant to the terms of the financial guarantee insurance contract, thereby changing current industry accounting practice with respect to insurance contracts priced on an installment basis by requiring that the present value of all contractual premiums due under such contracts, currently or in the future, be recorded on the company’s balance sheet as premiums receivable. Under current industry practice such premiums are not reflected on the balance sheet. We expect that the initial effect of applying the revenue recognition provisions of the Exposure Draft as currently proposed could be material to our financial statements. The FASB has indicated that the final FASB Statement is expected to be issued in the third quarter of 2007 and become effective for financial statements issued for fiscal years beginning after December 15, 2007. We are continuing to evaluate the effect of the Exposure Draft on our financial statements.

Legislative and regulatory changes and interpretations could harm the financial guaranty reinsurance industry.

          Changes in laws and regulations affecting the public finance and structured securities markets, the financial guaranty insurance and reinsurance markets and the credit derivative markets, as well as other governmental regulations, may subject reinsurers of financial guaranty products to additional legal liability, affect the demand for the products they provide or increase costs. The business and legal liabilities of reinsurers of financial guaranty products may also be affected by consumer lending and insurance laws and regulations in the countries of policy origin. If changes with respect to these laws and regulations are resolved in a way that is unfavorable to the industry, revenues and profitability of the industry could significantly decline.

Risks Related to our Series A Preference Shares and this Offering

Dividends on the Series A Preference Shares are non-cumulative.

          Dividends on the Series A Preference Shares will not be cumulative. Accordingly, if the board of directors of RAM Holdings Ltd. (or a duly authorized committee of the board) does not declare a dividend on the Series A Preference Shares payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends are declared on the Series A Preference Shares or any other preference shares we may issue in the future for any future dividend period. In addition, the liquidation preference of our Series A Preference Shares will not be adjusted for any dividends not declared by our board of directors.

Our ability to pay dividends on our Series A Preference Shares depends on our subsidiaries’ ability to distribute funds to us.

          Dividends on the Series A Preference Shares will be payable on a non-cumulative basis only when, as and if declared by our board of directors (or a duly authorized committee of the board). Our ability to pay dividends, however, may be limited because we are a holding company and, as such, do not have any significant operations or assets other than our ownership of the shares of our subsidiaries. Our results of operations depend on the results of operations of our subsidiaries and any dividends or distributions by RAM Re to us would be made after any required payments to preferred shareholders of RAM Re and in accordance with Bermuda law. Dividends and other permitted distributions from our subsidiaries are expected to be our sole source of funds to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends or other distributions, if any, to the holders of our share capital, including the Series A Preference Shares. See “— Risks Related to our Series A Preference Shares and this Offering — We may not be able to pay dividends on or redeem our Series A Preference Shares because of limitations imposed by Bermuda law.”

There may not be an active trading market for the Series A Preference Shares.

          Prior to this offering, there has been no market for the Series A Preference Shares. We will not apply to list the Series A Preference Shares on any securities exchange or to include the Series A Preference Shares in any automated quotation system. As the Series A Preference Shares will not be quoted on a national securities exchange, there may be little or no secondary market for them. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Series A Preference Shares easily, which may affect the price you receive upon any such sale.

General market conditions and unpredictable factors could adversely affect the trading price of our Series A Preference Shares.

     Even if an active trading market for our Series A Preference Shares does develop, the trading price of our Series A Preference Shares may fluctuate significantly, depending on many factors, including, without limitation:

•	whether dividends have been declared and paid and are likely to be declared and paid on our Series A Preference Shares from time to time;

•	additional issuance by us of other series or classes of preference shares;

•	our creditworthiness, financial condition, performance and prospects;

•	whether the rating on the Series A Preference Shares provided by any rating agency has changed due to a revision in its methodology or otherwise;

•	the market for similar securities; and

•	general economic, financial, geopolitical, regulatory or judicial conditions and events

We may not be able to pay dividends on or redeem our Series A Preference Shares because of limitations imposed by Bermuda law.

          Bermuda law and regulations, including but not limited to Bermuda insurance regulations, restrict the declaration and payment of dividends and the making of distributions by RAM Re, unless certain regulatory requirements are met. In addition, certain treaty obligations incurred by RAM Re in the course of its business require it to post collateral in trusts and those funds are unavailable for dividend or distribution to RAM Holdings. The inability of RAM Re to pay dividends in an amount sufficient to enable RAM Holdings to meet its cash requirements at the holding company level could affect RAM Holdings’ ability to repay debt or have a material adverse effect on its operations.

          Bermuda law also limits our ability to pay dividends on our Series A Preference Shares. Under Bermuda law, we may declare or pay a dividend out of distributable reserves only if we have reasonable grounds to believe that we are, and would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts.

          Under Bermuda law, we, as a Bermudian company, may not redeem our Series A Preference Shares if, on the date of the redemption, there are reasonable grounds for believing that we are, or after the redemption would be, unable to pay our liabilities as they become due. Further, RAM Re may not reduce its total statutory capital and surplus by 15% or more, as set out in its previous year’s statutory financial statements, without the prior approval of the BMA. In addition, payments of principal and interest to the holder of our $40.0 million aggregate principal amount of 6.875% Senior Notes due 2024 will receive priority over any payments of dividends on our Series A Preference Shares. See “— Risks Related to our Series A Preference Shares and this Offering — We may not be able to pay dividends on or redeem our Series A Preference Shares because of limitations imposed by Bermuda law.”

Holders of the Series A Preference Shares have limited voting rights.

          Holders of the Series A Preference Shares have no voting rights, except as otherwise required by Bermuda law or the bye-laws of RAM Holdings Ltd. See “Description of the Series A Preference Shares—Voting Rights.”

Our right to redeem or repurchase our Series A Preference Shares will be limited by a covenant we will enter into in favor of certain of our debtholders.

          We have entered into a replacement capital covenant, which is described under “Description of the Series A Preference Shares—Redemption Subject to Replacement Capital Covenant” in this prospectus, that will limit our right to redeem or repurchase our Series A Preference Shares. In the replacement capital covenant, we covenant for the benefit of persons that buy, hold or sell one or more specified series of our long-term indebtedness that we and our subsidiaries will not redeem or repurchase the Series A Preference Shares on or before December 15, 2046, unless, during the six months prior to the date of the redemption or repurchase of our Series A Preference Shares, we receive a specified amount of proceeds from the sale of qualifying securities that have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the Series A Preference Shares at the time of redemption or repurchase. The covenants in our replacement capital covenant will not be enforceable by holders of Series A Preference Shares.

          Our ability to raise proceeds from qualifying securities during the six months prior to a proposed redemption or repurchase of Series A Preference Shares will depend on, among other things, market conditions at such time as well as the acceptability to prospective investors of the terms of such qualifying securities. Accordingly, there could be circumstances where we would wish to redeem some or all of the Series A Preference Shares and sufficient cash would be available for that purpose, but we would be restricted from doing so because we would not have obtained proceeds from qualifying securities sufficient for that purpose.

The Series A Preference Shares are subordinated to our indebtedness.

          Holders of our indebtedness will have seniority over the holders of the Series A Preference Shares with respect to rights to payment from any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of RAM Holdings Ltd. This may have the effect of reducing the amount of proceeds paid to you as a holder of Series A Preference Shares upon an insolvency, liquidation, reorganization, dissolution or other winding up of RAM Holdings Ltd., and you would not be paid any proceeds upon an insolvency, liquidation, reorganization, dissolution or other winding up of RAM Holdings Ltd. if our assets were insufficient to pay our debt obligations at that time.

Our Series A Preference Shares will not limit our ability to issue parity shares.

          We may issue shares that rank on parity with the Series A Preference Shares without limitation. The existence or issuance of securities ranking on parity with our Series A Preference Shares may reduce the amount recoverable by a holder of Series A Preference Shares in the event of our bankruptcy, liquidation, winding-up or dissolution.

Your ability to sell your Initial Shares may be limited and the price at which you may be able to sell your Initial Shares may be significantly lower if you do not exchange them for registered Exchange Shares in the exchange offer.

          If you do not exchange your Initial Shares for Exchange Shares in the exchange offer, your Initial Shares will continue to be subject to the restrictions on transfer as stated in the legends on the Initial Shares. In general, you may not offer, sell or otherwise transfer the Initial Shares in the United States unless they are:

•	registered under the Securities Act;

•	offered or sold under an exemption from the Securities Act and other applicable securities laws; or

•	offered or sold in a transaction not subject to the Securities Act and other applicable securities laws.

          Except for limited instances involving the initial purchasers or holders of Initial Shares who are not eligible to participate in the exchange offer or who receive freely transferable Exchange Shares in the exchange offer, we will not be under any obligation to register the Initial Shares under the Securities Act under the registration rights agreement or otherwise.

          In addition, to the extent that Initial Shares are exchanged in the exchange offer, the trading market for the Initial Shares that remain issued and outstanding may be significantly more limited. As a result, the liquidity of the Initial Shares not tendered for exchange could be adversely affected. The extent of the market for Initial Shares will depend upon a number of factors, including the number of holders of Initial Shares remaining issued and outstanding and the interest of securities firms in maintaining a market in the Initial Shares. An issue of securities with a lesser outstanding market value available for trading, which is called the “float,” may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for Initial Shares that are not exchanged in the exchange offer may be affected adversely to the extent that Initial Shares exchanged in the exchange offer reduce the float. The reduced float also may make the trading price of the Initial Shares that are not exchanged more volatile.

We will not accept your Initial Shares for exchange if you fail to follow the exchange offer procedures and, as a result, your Initial Shares will continue to be subject to existing transfer restrictions and you may not be able to sell your Initial Shares.

          We will issue Exchange Shares as part of the exchange offer only after a timely receipt of your Initial Shares, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your Initial Shares, please allow sufficient time to ensure timely delivery. If we do not receive your Initial Shares, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your Initial Shares for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of Initial Shares for exchange. If there are defects or irregularities with respect to your tender of Initial Shares, we will not accept your Initial Shares for exchange. See “The Exchange Offer.”

Risks Related to Our Status as a Bermuda Company

Risks of operating as a foreign corporation could adversely affect our ability to conduct business in the United States.

          We do not maintain an office or solicit insurance business, advertise, settle claims or conduct other insurance activities in any jurisdiction other than Bermuda where the conduct of such activities would require us to be so authorized or admitted. We believe we conduct our U.S. business in a manner similar to that employed by other non-admitted reinsurers that provide reinsurance to U.S. primary insurers. We believe that, to the extent that these operating guidelines are followed, our activities comply with applicable insurance laws and regulations. While we are not admitted to do business in any jurisdiction except Bermuda, insurance departments in the United States or elsewhere might take the position that our activities violate the prohibitions on the transaction of insurance by a non-admitted insurer. The insurance laws of each state of the United States and of many non-U.S. jurisdictions regulate the sale of insurance and reinsurance within that jurisdiction by alien insurers and reinsurers, such as us, which are not authorized or admitted to do business within such jurisdiction. If a state insurance department were to raise this issue and prevail, it could argue further that we are transacting insurance in that state without appropriate licenses or approvals. In that event, the insurance department could attempt to take any of several actions, including imposing fines or penalties on us. There can be no assurance that our location, regulatory status or restrictions on our activities resulting therefrom would not adversely affect our ability to conduct our business. In the event such issues or disputes arise, we may be required to consider various alternatives to our operations, including modifying or restricting the manner of conducting our business or, with respect to cessions by primary insurers in the United States, applying to conduct business as an admitted or approved reinsurer, establishing trust funds to secure our reinsurance performance or having to comply with the various financial and other requirements necessary to operate on an admitted or approved basis, either directly or by subjecting us to U.S. taxation.

Bermuda insurance regulations may adversely affect our ability to write reinsurance policies.

          We are registered and licensed to conduct insurance and reinsurance from within Bermuda, and the statutes, regulations and policies of Bermuda may affect our ability to write reinsurance policies and to make certain investments or distributions. Bermuda statutes and regulations applicable to us require that we, among other things: maintain minimum levels of capital and surplus, satisfy solvency standards, restrict dividends and distributions (including returns of capital), and cooperate with certain periodic and other examinations by the BMA of our financial condition. We are unable to predict what additional government regulations, if any, affecting our business may be promulgated in Bermuda in the future or how such regulations may be interpreted. In addition, no assurances can be given that, if we were to become subject to any insurance laws of the U.S. or any state thereof or of any other country at any time in the future, we would be in compliance with such laws.

U.S. Persons who own our Series A Preference Shares may have more difficulty in protecting their interests than if they held shares of a U.S. corporation.

          The Bermuda Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Bermuda Companies Act which includes, where relevant, information on modifications thereto adopted pursuant to our bye-laws, applicable to us, which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

          Interested Directors. Bermuda law and our bye-laws provide that we cannot void any transaction we enter into in which a director has an interest, nor can such director be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing, to the directors. Under Delaware law such transaction would not be voidable if: (i) the material facts as to such interested director’s relationship or interests were disclosed or were known to the board of directors and the board had in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts were disclosed or were known to the stockholders entitled to vote on such transaction and the transaction was specifically approved in good faith by vote of the majority of shares entitled to vote thereon, or (iii) the transaction was fair as to the corporation as of the time it was authorized, approved or ratified. Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

          Business Combinations with Large Shareholders or Affiliates. As a Bermuda company, we may enter into business combinations with our large shareholders or affiliates, including asset sales and other transactions in which a large shareholder or affiliate receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders, with prior approval from our board of directors but without obtaining prior approval from our shareholders. Amalgamations require the approval of the board of directors and, except in the case of certain types of amalgamations, a resolution of the shareholders approved by at least 66% of the votes cast. If we were a Delaware corporation, we would need prior approval from our board of directors or a supermajority of our shareholders to enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we opted out of the relevant Delaware statute.

          Shareholders’ Suits. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where an act is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any director or officer for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

          Indemnification of Directors and Officers. We will indemnify our directors or officers or any person appointed to any committee by the board of directors acting in their capacity as such in relation to any of our affairs for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not be opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

Because we are a Bermuda company, it may be difficult to enforce judgments against us or against our directors and executive officers.

          Because we are organized under the laws of Bermuda, it may not be possible to enforce court judgments obtained in the U.S. against us based on the civil liability provisions of the federal or state securities laws of the U.S. in Bermuda or in countries other than the U.S. where we have assets. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the U.S., or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the U.S. and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not based solely on U.S. federal or state securities law, would not automatically be enforceable in Bermuda. There are grounds upon which a Bermuda court may not enforce the judgments of U.S. courts and some remedies available under the laws of U.S. jurisdictions, including some remedies available under U.S. federal securities laws, may not be permitted under Bermuda courts as contrary to public policy in Bermuda. Similarly, those judgments may not be enforceable in countries other than the U.S. where we have assets. Further, no claim may be brought in Bermuda by or against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda; however, a Bermuda court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

Risks Related to Taxation

We may become subject to taxes in Bermuda after 2016, which may have a material adverse effect on our financial condition and operating results and on an investment in our shares.

          The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, has given each of RAM Holdings and RAM Re an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to RAM Holdings, RAM Re or any of their respective operations or their respective shares, debentures or other obligations (except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by them in respect of real property or leasehold interests in Bermuda held by them) until March 28, 2016. See “Material Tax Considerations — Taxation of RAM Holdings and RAM Re — Bermuda.” Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. Since we are incorporated in Bermuda, we will be subject to changes of law or regulation in Bermuda that may have an adverse impact on our operations, including imposition of tax liability. See “Material Tax Considerations — Taxation of RAM Holdings and RAM Re — Bermuda.”

The impact of Bermuda’s letter of commitment to the Organization for Economic Cooperation and Development, or the OECD, to eliminate harmful tax practices is uncertain and could adversely affect our tax status in Bermuda.

          The OECD, has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD’s report dated April 18, 2002 and updated as of June 2004 and September 2006, Bermuda was not listed as an “uncooperative tax haven.” Bermuda has signed a letter committing itself to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether such changes will subject us to additional taxes.

We may be subject to U.S. federal income tax, which would have an adverse effect on our financial condition and results of operations and on an investment in our shares.

          If either RAM Holdings or RAM Re were considered to be engaged in a trade or business in the United States, it could be subject to U.S. federal income and additional branch profits taxes on the portion of its earnings that are effectively connected to such U.S. business or in the case of RAM Re, if it is entitled to benefits under the United States income tax treaty with Bermuda and if RAM Re were considered engaged in a trade or business in the United States through a permanent establishment, RAM Re could be subject to U.S. federal income tax on the portion of its earnings that are attributable to its permanent establishment in the United States, in which case its results of operations could be materially adversely affected. RAM Holdings and RAM Re are Bermuda companies. We intend to manage our business so that each of these companies should operate in such a manner that neither of these companies should be treated as engaged in a U.S. trade or business and, thus, should not be subject to U.S. federal taxation (other than U.S. federal excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. federal withholding tax on certain U.S. source investment income). However, because there is considerable uncertainty as to the activities which constitute being engaged in a trade or business within the United States, we cannot be certain that the IRS will not contend successfully that we are engaged in a trade or business in the U.S. See “Material Tax Considerations — Taxation of RAM Holdings and RAM Re — United States.”

Holders of 10% or more of our shares may be subject to U.S. income taxation under the controlled foreign corporation rules.

          If you are a “10% U.S. Shareholder” of a non-U.S. corporation, (defined as a U.S. Person who owns (directly, indirectly through non-U.S. entities or constructively (as defined below)) at least 10% of the total combined voting power of all classes of stock entitled to vote) that is a controlled foreign corporation, which we refer to as a CFC, for an uninterrupted period of 30 days or more during a taxable year, and you own shares in the CFC directly or indirectly through non-U.S. entities on the last day of the CFC’s taxable year, you must include in your gross income for U.S. federal income tax purposes your pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” of a non-U.S. insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income). A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code) (that is, “constructively”) more than 50% of the total combined voting power of all classes of voting stock of that non-U.S. corporation or the total value of all stock of that corporation. These provisions may have limited application to a holder of Series A Preference Shares because the Series A Preference Shares have limited voting rights.

          For purposes of taking into account insurance income, a CFC also includes a non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned (directly, indirectly through non-U.S. entities or constructively) by 10% U.S. Shareholders on any day during the taxable year of such corporation.

          For purposes of this discussion, the term “U.S. Person” means: (i) an individual citizen or resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States, or under the laws of any State thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

          We believe, subject to the discussion below, that because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power (these provisions are described under “Description of Share Capital” in our Form S-1 filed with the SEC April 27, 2006) and other factors, no U.S. Person other than PMI who owns our shares directly or indirectly through one or more non-U.S. entities should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of all classes of RAM Holdings’ or RAM Re’s shares. The provisions in our organizational documents that limit voting power could reduce or eliminate an investor’s voting power in circumstances in which, pursuant to certain constructive ownership rules, shares owned or deemed owned by the investor are attributed to another investor or shares owned or deemed owned by another investor are attributed to the investor or the investor is invested in an entity in which another investor invests. However, neither we nor investors may be aware of circumstances in which shares may be so attributed in order to timely effectuate these provisions. In addition, the IRS could challenge the effectiveness of the provisions in our organizational documents and a court could sustain such a challenge. Accordingly, no assurance can be given that a U.S. Person other than PMI who owns our shares will not be characterized as a 10% U.S. Shareholder. See “Material Tax Considerations — Taxation of Shareholders — United States Taxation — Classification of RAM Holdings or RAM Re as CFCs.”

U.S. Persons who hold our shares may be subject to U.S. federal income taxation at ordinary income rates on their proportionate share of RAM Re’s related person insurance income.

          If U.S. persons are treated as owning 25% or more of RAM Re’s shares (by vote or by value) (as is expected to be the case) and the related person insurance income, or RPII (determined on a gross basis) of RAM Re were to equal or exceed 20% of RAM Re’s gross insurance income in any taxable year and direct or indirect insureds (and persons related to those insureds) own directly or indirectly through entities 20% or more of the voting power or value of our shares, then a U.S. Person who owns any shares of RAM Re (directly or indirectly through non-U.S. entities) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes such person’s pro rata share of RAM Re’s RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. Persons at that date, regardless of whether such income is distributed. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization generally will be treated as unrelated business taxable income. The amount of RPII earned by RAM Re (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. holder of shares or any person related to such holder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by RAM Re. Although RAM Re’s gross RPII generally exceeded 20% of RAM Re’s gross insurance income in recent taxable years, we believe that the direct or indirect insureds of RAM Re (and related persons) did not directly or indirectly own 20% or more of either the voting power or value of our shares in those prior years and we do not expect this ownership threshold to be exceeded in the foreseeable future. However, we cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond our control. See “Material Tax Considerations — Taxation of Shareholders — United States Taxation — The RPII CFC Provisions.”

U.S. Persons who dispose of our shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of their gains if any.

          The RPII rules provide that if a U.S. Person disposes of shares in a non-U.S. insurance corporation in which U.S. Persons own 25% or more of the shares (even if the amount of gross RPII is less than 20% of the corporation’s gross insurance income and the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold), any gain from the disposition will generally be treated as a dividend to the extent of the holder’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a holder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the holder. These RPII rules should not apply to dispositions of our Series A Preference Shares because RAM Holdings will not be directly engaged in the insurance business. The RPII provisions, however, have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts, or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to RAM Holdings and RAM Re is uncertain. See “Material Tax Considerations — Taxation of Shareholders — United States Taxation — The RPII CFC Provisions.”

U.S. Persons who hold our shares will be subject to adverse U.S. federal income tax consequences if RAM Holdings is considered to be a passive foreign investment company.

          If RAM Holdings is considered a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, a U.S. Person who owns directly or, in some cases, indirectly (e.g. through a non-U.S. partnership) any of our shares will be subject to adverse U.S. federal income tax consequences, including subjecting the investor to a greater tax liability than might otherwise apply and subjecting the investor to a tax on amounts in advance of when such tax would otherwise be imposed, in which case your investment could be materially adversely affected. In addition, if RAM Holdings were considered a PFIC, upon the death of any U.S. individual owning Series A Preference Shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the Series A Preference Shares which might otherwise be available under U.S. federal income tax laws. We believe that we are not, and we currently do not expect to become, a PFIC for U.S. federal income tax purposes; however, we cannot assure you that we will not be deemed a PFIC by the IRS. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on an investor that is subject to U.S. federal income taxation. See “Material Tax Considerations — Taxation of Shareholders — United States Taxation — Passive Foreign Investment Companies.”

U.S. tax-exempt organizations that own our series A preference shares may recognize unrelated business taxable income.

          A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of our insurance income is allocated to the organization. In general, insurance income will be allocated to a

U.S. tax-exempt organization if either we are a CFC and the tax-exempt shareholder is a U.S. 10% Shareholder or there is RPII and certain exceptions do not apply. Although we do not believe that any U.S. Persons should be allocated such insurance income, we cannot be certain that this will be the case. See “Material Tax Considerations — Taxation of Shareholders — United States Taxation — Controlled Foreign Corporations” and “Material Tax Considerations — Taxation of Shareholders — United States Taxation — The RPII CFC Provisions.” Potential U.S. tax-exempt investors are advised to consult their own tax advisers.

Changes in U.S. federal income tax law could materially adversely affect an investment in our series A preference shares.

          Legislation has been introduced in the U.S. Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. While we believe there are no currently pending legislative proposals which, if enacted, would have a material adverse effect on us or our shareholders, it is possible that legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse effect on us, or our shareholders.

          Additionally, the U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States, or is a PFIC or whether U.S. Persons would be required to include in their gross income the “subpart F income” or the RPII of a CFC are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

USE OF PROCEEDS

          We will not receive any proceeds from the issuance of the Exchange Shares in the exchange offer. The Exchange Shares will evidence the same equity as the Initial Shares tendered in exchange for Exchange Shares. Accordingly, the issuance of the Exchange Shares will not result in any change in our equity.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

          On December 14, 2006, we privately placed the Initial Shares in a transaction exempt from registration under the Securities Act. Accordingly, the Initial Shares may not be reoffered, resold or otherwise transferred in the United States unless so registered or unless an exemption from the Securities Act registration requirements is available. References to “Transfer Restricted Shares” are to each Initial Share, until the earliest to occur of (a) the date on which such Initial Share is exchanged for a freely transferable Exchange Share in the exchange offer or (b) the date on which such Initial Share has been effectively registered under the Securities Act and disposed of in accordance with a shelf registration statement. Pursuant to a registration rights agreement with the initial purchaser of the Initial Shares, we agreed, for the benefit of holders of the Series A Preference Shares, to:

•

use commercially reasonable efforts to cause to be filed an exchange offer registration statement with the SEC on or before August 13, 2007 (within 240 days after December 14, 2006, the date on which we issued the Initial Shares, or if such 240th day is not a business day, the next succeeding business day) with respect to a registered offer to exchange the Initial Shares for Exchange Shares in the same aggregate principal amount as and with terms that are identical in all material respects to the Initial Shares except that they will not contain terms with respect to transfer restrictions;

•

use commercially reasonable efforts to cause the exchange offer registration statement to become effective under the Securities Act (within 120 days after the date on which the S-4 is filed) (such 120th day the “Exchange Effectiveness Target Date”);

•

in connection with the foregoing, (A) file all pre-effective amendments to such registration statement as may be necessary in order to cause such registration statement to become effective, (B) file, if applicable, a post-effective amendment to such registration statement pursuant to Rule 430A under the Securities Act and (C) cause all necessary filings in connection with the registration and qualification of the Exchange Shares to be made under the state securities or blue sky laws of such jurisdictions as are necessary to permit Consummation of the exchange offer;

•	as soon as practicable after the exchange offer registration statement is declared effective, offer the Exchange Shares in exchange for surrender of the Initial Shares;

•

use commercially reasonable efforts to cause the exchange offer registration statement to be effective continuously, supplemented and amended to the extent necessary to ensure that it is available for resales of Exchange Shares received by broker-dealers pursuant to the exchange offer in exchange for Initial Shares acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities (other than Transfer Restricted Securities acquired directly from us) and to ensure that it conforms in all material respects with the requirements of the Securities Act and the policies, rules and regulations of the SEC as announced from time to time;

•

use commercially reasonable efforts to keep the exchange offer open for a period of not less than the minimum period required under applicable federal and state securities laws to consummate the exchange offer; provided, however, that in no event shall such period be less than 30 days after the date notice of the exchange offer is mailed to the holders of the Initial Shares;

•	use commercially reasonable efforts to cause the exchange offer to comply with all applicable federal and state securities laws and to cause the exchange offer to be consummated no later than 30 business days after the Exchange Effectiveness Target Date; and

•

if in the reasonable opinion of our counsel there is a question as to whether the exchange offer is permitted by applicable law, (x) to seek a favorable decision from the SEC allowing us to consummate an exchange offer for such Initial Shares and (y) to pursue the issuance of such a decision to the SEC staff level, but shall not be required to take commercially unreasonable action.

          We will be entitled to consummate the exchange offer on the expiration date provided that we have accepted all Initial Shares previously validly tendered in accordance with the terms set forth in this prospectus and the applicable letter of transmittal.

          In addition, under certain circumstances described below, we may be required to file a shelf registration statement to cover resales of the Series A Preference Shares.

          If you are a broker-dealer that receives Exchange Shares for its own account in exchange for Initial Shares that are Transfer Restricted Shares, where you acquired such Initial Shares as a result of market-making activities or other trading activities (other than Transfer Restricted Shares acquired directly from us), you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Shares. See “Plan of Distribution.”

Terms of the Exchange

          Upon the terms and subject to the conditions contained in this prospectus and in the letters of transmittal that accompany this prospectus, we are offering to exchange 75,000 Exchange Shares for 75,000 Initial Shares. The terms of the Exchange Shares are identical in all material respects to the terms of the Initial Shares except that the Exchange Shares will generally be freely transferable and will not have registration rights. The Exchange Shares will evidence the same equity as the Initial Shares. See “Description of Series A Preference Shares.”

          The exchange offer is not conditioned on any minimum aggregate liquidation preference amount of Initial Shares being tendered for exchange.

          If you are an “affiliate” (within the meaning of the Securities Act) of ours or you intend to participate in the exchange offer for the purpose of distributing the Exchange Shares or you are a broker-dealer (within the meaning of the Securities Act), you:

(1)

will not be able to rely on the interpretations by the staff of the SEC set forth in Morgan Stanley and Co., Inc. (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, and similar no-action letters; and

(2)

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale and such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K if the resales are of Exchange Shares obtained by such holder in exchange for Initial Shares acquired by such holder directly from us.

          To participate in the exchange offer you will be required to represent to us at the time of the consummation of the exchange offer, among other things, that: (1) you are not an affiliate of ours; (2) any Exchange Shares to be received by you will be acquired in the ordinary course of your business; and (3) you are not engaged in, and do not intend to be engaged in, and have no arrangement or understanding with any person to participate in a distribution of the Exchange Shares to be issued in the exchange offer. In addition, you must cooperate in our preparations for the exchange offer. In addition, in connection with any resales of Exchange Shares, any broker-dealer who acquired Exchange Shares for its own account as a result of market-making activities or other trading activities (other than Transfer Restricted Shares acquired directly from us) must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that such a broker-dealer may fulfill its prospectus delivery requirements with respect to the Exchange Shares (other than a resale of an unsold allotment from the initial sale of the Initial Shares) with this prospectus. Under the registration rights agreement, we are required to allow a broker-dealer and other persons with similar prospectus delivery requirements, if any, to use this prospectus in connection with the resale of such Exchange Shares for a period ending on the earlier of (i) 90 days from the date on which the exchange offer registration statement is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. If you are a broker- dealer that receives Exchange Shares for its own account in exchange for Initial Shares, where you acquired such Initial Shares as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of such Exchange Shares. See “Plan of Distribution.”

Shelf Registration Statement

If:

1.	we are not permitted to effect the exchange offer because of applicable law or SEC policy;

2.	the exchange offer is not consummated by the 30th day after the Exchange Effectiveness Target Date; or

3.

with respect to any holder of Transfer Restricted Shares (A) such holder is prohibited by applicable law or SEC policy from participating in the exchange offer, or (B) such holder may not resell the Exchange Shares acquired by it in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by such initial purchaser, or (C) such holder is a broker-dealer and holds Initial Shares acquired directly from us or one of our affiliates, then, in the case of clauses (A), (B) or (C), such holder so notifies us, we will:

•

cause to be filed a “shelf” registration statement pursuant to Rule 415 under the Securities Act, which may be an amendment to the exchange offer registration statement on or prior to 90 days after such filing obligation arises (or if such 90th day is not a business day, the next succeeding business day) (such date being the “Shelf Filing Deadline”), which shelf registration statement shall provide for resales of all Transfer Restricted Shares the holders of which shall have provided the information required as set forth below in Certain Information in Connection with the Shelf Registration Statement;

•

cause such shelf registration statement to be declared effective by the SEC on or before the 180th day after the obligation to file such shelf registration statement arises (or if such 180th day is not a business day, the next succeeding business day); and

•

use commercially reasonable efforts to keep the shelf registration statement continuously effective, supplemented and amended to the extent necessary to ensure that it is available for resales of Transfer Restricted Shares by the holders of Transfer Restricted Shares entitled to the benefit of clause 3 above, and to ensure that it conforms in all material respects with the requirements of the Securities Act and the policies, rules and regulations of the SEC as announced from time to time, for a period of at least two years following December 14, 2006 (or shorter period ending when all the Initial Shares covered by such shelf registration statement have been sold pursuant to such shelf registration statement or are no longer restricted securities (as defined in Rule 144 under the Securities Act).

          You will not be entitled, except if you were an initial purchaser of the Initial Shares, to have your Series A Preference Shares registered under the shelf registration statement, unless you agree in writing to be bound by the applicable provisions of the registration rights agreement. In order to sell your Series A Preference Shares under any such shelf registration statement, you generally must be named as a selling security holder in the related prospectus and must deliver a prospectus to purchasers. Consequently, you will be subject to the civil liability provisions under the Securities Act in connection with those sales and indemnification obligations under the registration rights agreements.

          Certain Information in Connection with the Shelf Registration Statement. No holder of Transfer Restricted Shares may include any of its Transfer Restricted Shares in any shelf registration statement unless and until such holder furnishes to us in writing, within 20 days after receipt of a request therefor, such information as we may reasonably request for use in connection with any shelf registration statement or prospectus or preliminary prospectus included therein. No increased dividend payment rate will become effective with respect to a Transfer Restricted Share if the applicable registration default arises by reason of the holder of such Transfer Restricted Share failing to make the required representations or to deliver the required information. We shall not be obligated to supplement such shelf registration statement after it has been declared effective by the SEC more than once quarterly to reflect additional holders. Each holder as to which any shelf registration statement is being effected agrees to furnish promptly to us all information required to be disclosed in order to make the information previously furnished to us by such holder not materially misleading.

Additional Interest

          A registration default will be deemed to have occurred if:

(1)	the exchange offer registration statement is not filed on or before August 13, 2007 (within 240 days after December 14, 2006, the date on which we issued the Initial Shares);

(2)	the shelf registration statement is not filed on or prior to the Shelf Filing Deadline;

(3)	the exchange offer registration statement is not declared effective on or before the Exchange Effectiveness Target Date;

(4)

the shelf registration statement is not declared effective on or before the 180th day after the obligation to file such shelf registration statement arises (or if such 180th day is not a business day, the next succeeding business day);

(5)	the exchange offer has not been consummated within 30 business days after the Exchange Effectiveness Target Date with respect to the exchange offer registration statement;

(6)

the exchange offer registration statement is filed and declared effective but thereafter ceases to be effective or fails to be usable for its intended purpose and such exchange offer registration statement is not succeeded within ten days by a post-effective amendment to such exchange offer registration statement that cures such ineffectiveness or failure and that is itself within ten days of filing declared effective; or

(7)

the shelf registration statement is filed and declared effective but thereafter ceases to be effective or fails to be usable for its intended purpose and such shelf registration statement is not succeeded within ten days by a post-effective amendment to such shelf registration statement that cures such ineffectiveness or failure and that is itself within ten days of filing declared effective, provided that we may suspend such shelf registration statement in excess of the periods set forth herein so long as such suspensions do not exceed 30 days in the aggregate in any twelve-month period.

          Dividends will accrue on the relevant Transfer Restricted Shares, with respect to the semi-annual dividend payment period during which the first registration default occurred, on the liquidation preference amount of $1,000 per share, at an annual rate of 7.75% (regardless of how many registration defaults shall have occurred and be continuing) and shall increase by 0.25% per annum at the end of each subsequent semi-annual dividend payment period, but in no event shall such increase exceed 1.00% per annum (regardless of how many registration defaults shall have occurred and be continuing). Following the cure of all registration defaults relating to any particular Transfer Restricted Shares, dividends will accrue on the relevant Transfer Restricted Shares at the annual rate provided in the certificate of designations for the payment of dividends in the absence of a registration default; provided, however, that, if after any such reduction in the dividend payment rate, a different registration default occurs, the dividend payment rate applicable to the relevant Transfer Restricted Shares shall again be increased pursuant to the foregoing provisions. In the case of a shelf registration statement required to be filed due to a failure to consummate the exchange offer within the required time period, all registration defaults with respect to such shelf registration statement will be deemed cured upon consummation of the exchange offer.

Expiration Date; Extensions; Termination; Amendments

          The exchange offer expires on the expiration date. The expiration date is ___.m., New York City time, on ___, 2007, unless we in our sole discretion extend the period during which the exchange offer is open, in which event the expiration date is the latest time and date on which the exchange offer, as so extended by us, expires. We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date by giving written notice to The Bank of New York, as the exchange agent, and by timely public announcement communicated in accordance with applicable law or regulation. During any extension of the exchange offer, all Initial Shares previously tendered pursuant to the exchange offer and not validly withdrawn will remain subject to the exchange offer.

          The exchange date will occur promptly after the expiration date. We expressly reserve the right to (i) terminate the exchange offer and not accept for exchange any Initial Shares for any reason, including if any of the events set forth below under “Conditions to the Exchange Offer” shall have occurred and shall not have been waived by us and (ii) amend the terms of the exchange offer in any manner, whether before or after any tender of the Initial Shares. If any such termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the Initial Shares as promptly as practicable. Unless we terminate the exchange offer prior to ___.m., New York City time, on the expiration date, we will exchange the Initial Shares for the Exchange Shares on the exchange date.

          If we waive any material condition to the exchange offer, or amend the exchange offer in any other material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of Initial Shares in the manner specified above, the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the exchange offer will be extended until the expiration of such period of five business days.

          This prospectus and the related letters of transmittal and other relevant materials will be mailed by us to record holders of Initial Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Initial Shares.

How to Tender

          The tender to us of Initial Shares by you pursuant to one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal.

          General Procedures. A holder of Initial Shares may tender such Initial Shares by (i) properly completing and signing the applicable letter of transmittal or a facsimile thereof (all references in this prospectus to the letter of transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate representing the Initial Shares being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer, which we refer to as a Book-Entry Confirmation, pursuant to the procedure described below), to the exchange agent at its address set forth on the back cover of this prospectus on or prior to the expiration date or (ii) complying with the guaranteed delivery procedures described below.

          If tendered Initial Shares are registered in the name of the signer of the letter of transmittal and the Exchange Shares to be issued in exchange therefor are to be issued (and any untendered Initial Shares are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered Initial Shares must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm, which we refer to as an Eligible Institution, that is a member of a recognized signature guarantee medallion program, which we refer to as an Eligible Program, within the meaning of Rule 17Ad-15 under the Securities and Exchange Act of 1934. If the Exchange Shares and/or Initial Shares not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Initial Shares, the signature on the letter of transmittal must be guaranteed by an Eligible Institution.

          Any beneficial owner whose Initial Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Initial Shares should contact such holder promptly and instruct such holder to tender Initial Shares on such beneficial owner’s behalf. If such beneficial owner wishes to tender such Initial Shares himself, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering such Initial Shares, either make appropriate arrangements to register ownership of the Initial Shares in such beneficial owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

          Book-Entry Transfer. The exchange agent will make a request to establish an account with respect to the Initial Shares at The Depository Trust Company, which we refer to as the Book-Entry Transfer Facility, for purposes of the exchange offer within two business days after receipt of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Initial Shares by causing the Book-Entry Transfer Facility to transfer such Initial Shares into the exchange agent’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of Initial Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address specified on the back cover page of this prospectus on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

          The method of delivery of Initial Shares and all other documents is at your election and risk. If sent by mail, we recommend that you use registered mail, return receipt requested, obtain proper insurance, and complete the mailing sufficiently in advance of the expiration date to permit delivery to the exchange agent on or before the expiration date.

          Guaranteed Delivery Procedures. If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or Initial Shares to reach the exchange agent before the expiration date, a tender may be effected if the exchange agent has received at its office listed on the back cover hereof on or prior to the expiration date a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Initial Shares are registered, the principal amount of the Initial Shares and, if possible, the certificate numbers of the Initial Shares to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the Initial Shares, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed letter of transmittal (and any other required documents). Unless Initial Shares being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the exchange agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are being delivered with this prospectus and the related letter of transmittal.

          A tender will be deemed to have been received as of the date when the tendering holder’s properly completed and duly signed letter of transmittal accompanied by the Initial Shares (or a timely Book-Entry Confirmation) is received by the exchange agent. Issuances of Exchange Shares in exchange for Initial Shares tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered Initial Shares (or a timely Book-Entry Confirmation).

          All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Initial Shares will be determined by us and our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. None of us, the exchange agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer (including the letters of transmittal and the instructions thereto) will be final and binding.

Terms and Conditions of the Letters of Transmittal

          The letters of transmittal contain, among other things, the following terms and conditions, which are part of the exchange offer.

          The party tendering Initial Shares for exchange, whom we refer to as the Transferor, exchanges, assigns and transfers the Initial Shares to us and irrevocably constitutes and appoints the exchange agent as the Transferor’s agent and attorney-in-fact to cause the Initial Shares to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Initial Shares and to acquire Exchange Shares issuable upon the exchange of such tendered Initial Shares, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered Initial Shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered Initial Shares. The Transferor further agrees that acceptance of any tendered Initial Shares by us and the issuance of Exchange Shares in exchange therefor shall constitute performance in full by us of our obligations under the registration rights agreement and that we shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

          See “— Terms of the Exchange.”

Withdrawal Rights

          Initial Shares tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth on the back cover of this prospectus. Any such notice of withdrawal must specify the person named in the letter of transmittal as having tendered Initial Shares to be withdrawn, the certificate numbers of Initial Shares to be withdrawn, the principal amount of Initial Shares to be withdrawn (which must be an authorized denomination), a statement that such holder is withdrawing his election to have such Initial Shares exchanged, and the name of the registered holder of such Initial Shares, and must be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the Initial Shares being withdrawn. The exchange agent will return the properly withdrawn Initial Shares promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and our determination will be final and binding on all parties.

Acceptance of Original Shares for Exchange; Delivery of Exchange Shares

          Upon the terns and subject to the conditions of the exchange offer, the acceptance for exchange of Initial Shares validly tendered and not withdrawn and the issuance of the Exchange Shares will be made on the exchange date. For the purposes of the exchange offer, we shall be deemed to have accepted for exchange validly tendered Initial Shares when, as and if we have given written notice thereof to the exchange agent.

          The exchange agent will act as agent for the tendering holders of Initial Shares for the purposes of receiving Exchange Shares from us and causing the Initial Shares to be assigned, transferred and exchanged. Upon the terns and subject to the conditions of the exchange offer, delivery of Exchange Shares to be issued in exchange for accepted Initial Shares will be made by the exchange agent promptly after acceptance of the tendered Initial Shares. Initial Shares not accepted for exchange by us will be returned without expense to the tendering holders (or in the case of Initial Shares tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility pursuant to the procedures described above, such non-exchanged Initial Shares will be credited to an account maintained with such Book-Entry Transfer Facility) promptly following the expiration date or, if we terminate the exchange offer prior to the expiration date, promptly after the exchange offer is so terminated.

Conditions to the Exchange Offer

          We are not required to accept for exchange, or to issue Exchange Shares in exchange for, any issued and outstanding Initial Shares. We may terminate or extend the exchange offer by oral or written notice to the exchange agent and by timely public announcement communicated in accordance with applicable law or regulation, if:

•

any federal law, statute, rule, regulation or interpretation of the staff of the SEC has been proposed, adopted or enacted that, in our judgment, might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

•

an action or proceeding has been instituted or threatened in any court or by any governmental agency that, in our judgment might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

•	any stop order is threatened or in effect with respect to the registration statement of which this prospectus is a part;

•	all governmental approvals that we deem necessary for the consummation of the exchange offer have not been obtained; or

•

there is a change in the current interpretation by the staff of the SEC which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer Exchange Shares issued in the exchange offer without registration of the Exchange Shares and delivery of a prospectus.

          The foregoing conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the exchange offer regardless of the circumstances (including any action or inaction by us) giving rise to such condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the exchange offer.

          Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

Exchange Agent

          The Bank of New York has been appointed as the exchange agent for the exchange offer. Letters of transmittal must be addressed to the exchange agent at its address set forth on the back cover page of this prospectus. Delivery to an address other than as set forth herein, or transmissions of instructions via a facsimile or telex number other than the ones set forth herein, will not constitute a valid delivery. The Bank of New York acted as the transfer agent for the private placement of Initial Shares on December 14, 2006.

Solicitation of Tenders; Expenses

          We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us and are estimated at approximately $150,000.

          No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer. If given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given herein.

          The exchange offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Initial Shares in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of Initial Shares in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on behalf of us by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

Appraisal Rights

          You will not have appraisal rights in connection with the exchange offer.

Federal Income Tax Consequences

          The exchange of Initial Shares for Exchange Shares should not be a taxable exchange for U.S. federal income tax purposes, and holders should not recognize any taxable gain or loss as a result of such exchange. See “Material Tax Considerations.”

Other

          Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decisions on what action to take.

          As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Shares pursuant to the terms of this exchange offer, we will have fulfilled a covenant contained in the terms of the Initial Shares and the registration rights agreement. Holders of the Initial Shares who do not tender their Initial Shares in the exchange offer will continue to hold such Initial Shares and will be entitled to all the rights, and limitations applicable thereto, under an offering memorandum, dated as of December 7, 2006, between RAM Holdings Ltd. and Merrill Lynch & Co., as the initial purchaser (hereinafter referred to as the offering memorandum), except for any such rights under the registration rights agreement which by their terms terminate or cease to have further effect as a result of the making of this exchange offer. See “Description of Series A Preference Shares.” All untendered Initial Shares will continue to be subject to the restriction on transfer set forth in the offering memorandum. To the extent that Initial Shares are tendered and accepted in the exchange offer, the trading market, if any, for the Initial Shares could be adversely affected. See “Risk Factors — Your ability to sell your Initial Shares may be limited and the price at which you may be able to sell your Initial Shares may be significantly lower if you do not exchange them for registered Exchange Shares in the exchange offer.”

          We may in the future seek to acquire untendered Initial Shares in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any Initial Shares which are not tendered in the exchange offer.

CAPITALIZATION

          The table below shows our consolidated capitalization as of March 31, 2007. The table should be read in conjunction with our selected historical financial and operating data included elsewhere in this prospectus.

Debt
6.875% Senior notes due 2024	$40,000
Mandatorily Redeemable Non-Cumulative Series A Preference Shares[1]	75,000

Total Debt	115,000

Shareholders’ Equity
Common shares	2,723
Additional paid-in capital	227,572
Accumulated other comprehensive (loss) income	(3,922)
Retained earnings	168,927

Total Shareholders’ Equity	395,300

Total Capitalization	510,300

Ratio of 6.875% Senior Notes due 2024 to Total Capitalization	7.8%
Ratio of Series A Preference Shares to Total Capitalization[1]	14.7%
Ratio of (6.875% Senior notes due 2024 and Series A Preference Shares) to Total Capitalization[1]	22.5%

[1]	The preference shares have been structured to receive equity credit from Moody’s and S&P

SUMMARY FINANCIAL INFORMATION

          The following tables present our historical financial and operating data as of the dates and for the periods indicated. We derived the summary financial information as of and for each of the five years in the period ended December 31, 2006, from our audited financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. We derived the summary consolidated interim financial information from our interim unaudited consolidated financial statements as of and for the three months ended March 31, 2007 and from our interim unaudited combined financial statements as of and for the three months ended March 31,2006, all of which have been prepared in accordance with U.S. GAAP. In the opinion of management, the interim financial statements contain all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods presented. Our interim results of operations are not necessarily indicative of the results to be expected for the full year. You should read this summary in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus and the financial statements and related notes incorporated by reference in this prospectus.

	As of and for Three Months Ended March 31,		As of and for the Year Ended December 31,

	Consolidated 2007	Combined 2006	Consolidated 2006	Combined 2005	Combined 2004	Combined 2003	Combined 2002

	(Dollars in thousands, except for per share amounts)

Statement of Operations Data:

Gross written premiums	$22,158	$14,576	$77,632	$68,147	$66,057	$67,880	$36,205
Net written premiums	22,158	14,576	75,486	68,147	66,057	67,880	36,205
Net earned premiums	13,954	10,706	48,835	42,609	34,721	25,543	17,561
Net investment income	7,645	5,395	24,236	18,201	16,824	13,373	11,546
Net realized gains (losses) on sale of investments	—	(220)	(1,002)	(1,583)	536	1,097	2,927
Net unrealized gains (losses) on credit derivatives	(30)	(3)	(14)	(2,526)	2,757	456	(613)

Total revenues	21,569	15,878	72,055	56,701	54,838	40,469	31,422
Loss and loss adjustment expenses	(1,014)	1,099	(2,781)	7,204	3,579	3,994	6,447
Acquisition expenses	4,857	3,945	17,654	15,628	13,387	10,223	7,363
Operating expenses	2,720	3,539	13,379	11,531	11,032	5,042	3,360
Interest expense	682	682	2,750	2,750	2,106	—	—

Total expenses	7,245	9,265	31,002	37,113	30,104	19,259	17,170

Net income	14,324	6,613	41,053	19,588	24,734	21,210	14,252

Earnings per share
Basic	0.53	0.26	1.53	0.76	0.95	0.90	0.84
Diluted	0.52	0.25	1.53	0.75	0.95	0.90	0.84
Balance Sheet Data:
Investments and cash	637,963	471,908	620,578	475,978	440,992	356,933	226,161
Deferred acquisition costs	76,203	67,191	73,838	66,220	58,653	53,017	38,712
Total Assets	732,722	556,980	711,903	553,572	510,798	426,260	277,028
Loss and loss adjustment expense reserve	13,921	18,983	14,506	16,595	15,493	13,821	10,401
Unearned premiums	202,498	169,450	194,322	165,580	140,043	120,182	77,845
Long term debt	40,000	40,000	40,000	40,000	40,000	—	—
Redeemable preference shares	75,000	—	75,000	—	—	—	—
Total liabilities	337,422	235,608	332,636	230,916	199,293	137,005	91,537
Accumulated other comprehensive (loss income)	(3,922)	(12,338)	(5,497)	(4,540)	2,787	4,659	11,002
Shareholders’ equity	395,300	321,373	379,267	322,656	311,505	289,255	185,491
Book value per share	14.51	12.42	13.93	12.47	12.02	11.16	11.06

	As of and for Three Months Ended March 31,		As of and for the Year Ended December 31,

	2007	2006	2006	2005	2004	2003	2002

	Financial Ratios (Based on U.S. GAAP Income Statement Data):

Loss and loss adjustment expense ratio[1]	(7.3)%	10.3%	(5.7)%	16.9%	10.3%	15.6%	36.7%
Acquisition expense ratio[2]	34.8%	36.9%	36.2%	36.7%	38.6%	40.0%	41.9%
Operating expense ratio[3]	19.5%	33.1%	27.4%	27.1%	31.8%	19.7%	19.1%
Combined ratio[4]	47.0%	80.2%	57.9%	80.6%	80.6%	75.4%	97.8%

Supplemental Data:

Net par outstanding (in millions)	$32,455	$28,216	$31,119	$27,054	$22,154	$19,773	$15,860
Net debt service outstanding (in millions)	51,944	43,478	50,944	41,535	34,957	31,259	25,842
U.S. basis statutory capital (in millions)[5]	409.4	285.9	403.4	248.8	274.6	230.3	135.3

1 Calculated by dividing loss and loss adjustment expenses by net earned premiums

2 Calculated by dividing acquisition expenses by net earned premiums

3 Calculated by dividing operating expenses by net premiums earned

4 Calculated by adding loss and loss adjustment, acquisition and operating expense ratios. Combined ratios may not equal the components due to rounding

5 Our estimate of the sum of U.S. basis policyholder surplus and contingency reserve, as RAM Re files Bermuda statutory financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and accompanying notes appearing in the documents incorporated by reference into this prospectus. It contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and in our Annual Report on Form 10-K for the year ended December 31, 2006 incorporated by reference into this prospectus, particularly under the headings “Risk Factors” and “Forward-Looking Statements.”

Overview

          We are a Bermuda-based provider of financial guaranty reinsurance, conducting substantially all of our operations through our wholly owned subsidiary, RAM Re. RAM Re has earned a AAA rating from Standard & Poor’s and an Aa3 rating from Moody’s. These ratings, in particular the Standard & Poor’s “AAA” rating, are critical to our ability to compete in the market of providing reinsurance to the primary financial guaranty insurers. On July 6, 2006, Standard & Poor’s confirmed RAM Re’s AAA rating but announced that it was revising its outlook for the rating from “stable” to “negative.” We do not believe that the change in outlook has had or will have an adverse impact on our business. Our business consists of a single operating segment, financial guaranty reinsurance, the purpose of which is to indemnify a primary financial guarantor, referred to as the primary insurer, against the portion of any loss it may sustain under financial guaranty policies it has ceded to us. We reinsure policies covering both U.S. and international exposures. We market our reinsurance directly through the execution of treaty and facultative contracts with seven primary insurers, with approximately 77% of our 2006 gross written premiums ceded from three companies.

          Treaty reinsurance requires primary insurers to cede to us, and requires us to reinsure, financial guarantees for specific types of obligations as determined by the treaty terms. Facultative reinsurance, the reinsurance of individual policies, is subject to separate negotiation for each reinsurance cession. The initial underwriting of insured risks and the reporting of underwriting results to us are the responsibility of the primary insurers. As a result, we are highly dependent on the underwriting, operating and reporting standards of our primary insurers. The monitoring and oversight of primary insurers by RAM are integral parts of our business. These activities include reviews of the underwriting, risk management, surveillance and reporting practices of primary insurers both before entering into a reinsurance treaty and on an ongoing basis.

          We provide reinsurance in two product lines: public finance and structured finance. Public finance obligations consist primarily of debt obligations issued by or on behalf of states or other governmental entities or their political subdivisions (counties, cities, towns and villages, utility districts, public housing and transportation authorities), other public and quasi-public entities (including public universities and not-for-profit hospitals and non-U.S. sovereigns and their political subdivisions), private universities and hospitals and investor-owned utilities. Structured finance obligations are generally securities backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities, short-term bank deposits or other assets having a specified cash flow or market value which are generally held by a special purpose issuing entity.

Our revenues are derived principally from:

•	earned premiums from our reinsurance activities;

•	net investment income generated by our investment portfolio;

•	net realized investment gains (losses) from the sale of securities in our investment portfolio; and

•	unrealized gains (losses) in our credit derivatives portfolio.

          The written premiums we receive are directly related to the amount and type of business assumed from primary insurers under treaty and facultative reinsurance contracts as well as to prevailing premium rates at the time of reinsurance cessions. Written premiums are usually received on an upfront basis for public finance transactions and earned over the life of a policy, while premiums for structured finance transactions are typically written on an installment basis and earned ratably over the installment period. Investment income is primarily a function of invested assets and the market interest rates prevailing at the time of investing money, as well as the type, credit quality and maturity of the securities purchased. In addition, net realized investment gains (losses) arise from capital gains or losses realized from the sale of securities in our investment portfolio as a result of changing market conditions, including changes in market interest rates and credit quality of our invested assets. Unrealized gains (losses) on credit derivatives are a function of changes in estimated fair value of our assumed credit derivative transactions (primarily credit default swaps). U.S. GAAP requires us to recognize unrealized gains and losses on credit derivative contracts to the extent that the estimated fair value of these contracts change from the beginning to the end of each reporting period, which is referred to as “mark-to-market” accounting. We expect these unrealized gains or losses to fluctuate primarily based on changes in credit spreads of the contracts reinsured by us. Because such contracts are held to maturity, unless actual losses are incurred due to defaults, the cumulative unrealized gains and losses will net to zero at the end of the contract.

Our expenses principally consist of:

•	losses and loss adjustment expenses;

•	acquisition costs;

•	operating costs; and

•	interest and preferred share dividend expense.

          Losses and loss adjustment expenses are a function of the amount and types of business we write and are based in part upon estimates of the case basis and unallocated reserves as determined by the primary insurers, which are reviewed and revised by us as deemed appropriate, and related estimates by RAM Re management (see “—Critical Accounting Policies—Losses and Loss Expense Reserves”). Acquisition costs are costs that vary with and are directly related to the production of new business. Certain acquisition costs are deferred and recognized over the period in which the related premiums are earned. Operating costs consist of general and administrative costs, which are primarily salaries and other employee-related costs. Operating costs do not generally vary with premium production. Interest expense is a function of outstanding debt and the contractual interest rate related to that debt, while dividends are a function of the amount of outstanding preference shares and the dividend rate on those preference shares.

          We believe that the financial guaranty business is significantly affected by economic cycles. For example, a robust economy featuring a good or improving credit environment is beneficial to the in-force insured portfolios of financial guaranty insurers and reinsurers. If such conditions persist for an extended period, however, credit spreads tend to narrow and pricing and/or demand for financial guaranty insurance and, consequently, reinsurance declines. A deteriorating economic and credit environment, in contrast, is typically accompanied by widening credit spreads and improved pricing for financial guaranty products. However, a prolonged period of weak or deteriorating economic activity could stress in-force financial guaranty insured portfolios and could result in claims payments or could adversely impact capital adequacy due to deterioration in the credit quality of in-force insured portfolios. Other broad economic factors, such as the general level of interest rates, also have an effect on the business in that, for example, returns on our invested assets are largely determined by interest rates and premium rates may be substantially influenced by the level of interest rates. During the most recent couple of years, interest rates have been relatively stable at low historical levels and credit spreads have generally remained historically “tight” or narrow and new aggregate business production of primary insurers has been about flat, although varying considerably by primary insurer.

          Countervailing to some extent the recent trend in primary insurers’ new business production are developments that have provided growth opportunities for us in our financial guaranty reinsurance business. Underwriting capacity for reinsurance, meaning the U.S. based statutory capital available for financial guaranty reinsurance, is more limited now than it was in years prior to 2003, primarily because the large multi-line insurance companies that participated in the financial guaranty reinsurance market left the market in order to refocus on their traditional lines of business and as a result of rating agency downgrades which preclude multi-line companies from serving as an economic source of financial guaranty reinsurance. The rating agency criteria for financial guaranty reinsurance companies have also become more stringent, making it more difficult for new entrants.

          In addition to broad economic cycles, the financial guaranty industry may be affected by specific credit events relating to insured obligations that expose guarantors to claims or potential claims. For example, the damages resulting from Hurricane Katrina in 2005 posed a threat to the revenue streams that support certain insured obligations of municipalities in the areas hit by that storm and there was considerable concern that the industry could experience substantial claims. However, to date this has not been the case and although our Company reinsured a number of such obligations and continues to monitor several credits, our Company has not experienced any losses as a result of Hurricane Katrina, and we have neither had case reserves reported to us by primary insurers nor have we established case reserves for these exposures. While we do not currently expect losses as a result of these specific events, the financial guaranty industry, including our Company, is exposed to events which may compromise an obligor’s ability to meet guaranteed obligations and result in claims.

Critical Accounting Policies

          Our consolidated financial statements include amounts that, either by their nature or due to requirements of U.S. GAAP, are determined using estimates and assumptions. The actual amounts realized could ultimately be materially different from the amounts currently provided for in our consolidated financial statements. With the exception of the adoption of FAS No. 123R (which is a revision of FAS No. 123, “Accounting for Stock-Based Compensation”) and the related impact on our accounting policy for stock-based compensation, there were no changes to our accounting policies and methods of computation compared to those in our December 31, 2005 audited financial statements. We believe loss and loss adjustment expense reserves, valuation of derivative financial instruments, valuation of the investment portfolio including other than temporary impairments of investments, determination of deferred acquisition costs and premium revenue recognition to be inherently complex and subjective, and therefore an understanding of the accounting policies pertaining to these items is critically important. These policies are summarized below, and described in further detail in the notes to our consolidated financial statements incorporated by reference into this prospectus, and the discussion that follows should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus.

          On April 18, 2007, the FASB issued the Exposure Draft. If adopted, the Exposure Draft would clarify how FAS No. 60, “Accounting and Reporting by Insurance Enterprises,” applies to financial guarantee insurance contracts. The Exposure Draft, among other things, would change current industry practices with respect to the recognition of premium revenue and claim liabilities. In addition, the Exposure Draft would require that the measurement of the initial deferred premium revenue (liability) be the present value of the contractual premium due pursuant to the terms of the financial guarantee insurance contract, thereby changing current industry accounting practice with respect to insurance contracts priced on an installment basis by requiring that the present value of all contractual premiums due under such contracts, currently or in the future, be recorded on the company’s balance sheet as premiums receivable. Under current industry practice such premiums are not reflected on the balance sheet. We expect that the initial effect of applying the revenue recognition provisions of the Exposure Draft as currently proposed could be material to our financial statements. The FASB has indicated that the final FASB Statement is expected to be issued in the third quarter of 2007 and become effective for financial statements issued for fiscal years beginning after December 15, 2007. We are continuing to evaluate the effect of the Exposure Draft on our financial statements.

          Losses and Loss Expense Reserves. The liability for losses and loss adjustment expenses consists of case reserves and unallocated reserves. Case reserves are established by the primary insurer and our proportionate share of these reserves is reported to us at least quarterly. Case reserves are established in an amount that is estimated to be sufficient to cover the present value of the anticipated defaulted debt service payments over the expected period of default and estimated expenses associated with settling the claims, less estimated recoveries under collateral and subrogation rights. Case reserves are discounted by the ceding companies in accordance with discount rates prescribed or permitted by state regulatory authorities. We review and assess the ceded case reserves and our evaluation may result in the case reserve recorded by RAM Re differing from the amount reported to us by the primary insurer. We also establish an unallocated reserve because we believe that additional losses are inherent in our portfolio of reinsured risks. At March 31, 2007, December 31, 2006 and December 31, 2005, our balance sheet included reserves as follows:

	Reserve for Losses and Loss Adjustment Expenses

	March 31, 2007	December 31, 2006	December 31, 2005

		(dollars in millions)
Case reserves	$2.6	$3.0	$6.3
Unallocated reserves	$11.3	$11.5	$10.3

Total Reserves	$13.9	$14.5	$16.6

          Our unallocated reserve estimate is primarily based on the composition of our outstanding par exposure and reserve factors that we apply to this exposure. As a result, in the absence of other offsetting developments, increases in outstanding par will result in increases in unallocated reserves. Our reserve factors, in turn, are the product of the ratios of (i) the unallocated reserves of our primary insurer customers relative to their outstanding exposures weighted by (ii) the credit risk of our outstanding exposure relative to the credit risk of the portfolios of our primary insurer customers, where the ratio in (i) is calculated by dividing unallocated reserves carried by our primary insurers by their net par outstanding and the ratio in (ii) is calculated by dividing the weighted average capital charge for our outstanding par by the weighted average capital charge for the primary insured portfolio. RAM Re’s insured portfolio is segregated by primary insurer, and the ratios in (i) and (ii) are calculated individually by primary insurer. Our credit risk is determined by the ratio of our weighted average capital charges (a commonly recognized measure of credit risk promulgated by Standard & Poor’s) to the weighted average capital charges of our primary insurer customers. The following provides a numerical example of the mechanics of calculating the reserve factors.

          If we assume (i) the ratio of a ceding company’s unallocated reserves to their outstanding par was .05% (or .0005) and (ii) the ratio of our weighted average capital charge to that of the ceding company was 125% (or 1.25), then our unallocated reserve factor would be .000625, calculated as the product of the two ratios, (i) .0005 multiplied by (ii) 1.25, and the resultant factor of ..000625 would be applied to the outstanding par ceded to us by that particular primary insurer, such that for each $1 billion of outstanding par ceded to RAM Re we would have an unallocated reserve of $625,000. The calculation described is performed individually for each of RAM Re’s major ceding companies and the resulting reserve factor is applied to our outstanding par ceded by that ceding company. Therefore, under our reserving practices, our unallocated reserves would be affected by occurrences such as changes in the reserving practices of the primary insurers (which could occur if estimates of default frequency or severities of loss were to change), changes in the weighted average capital charge for our portfolio exposures versus those of ceding companies (which could occur if modifications of capital charges by Standard & Poor’s were to impact RAM Re and the primary insurers differently) or developments in the credit quality of our portfolio relative to primary insurers. For example, if the reserve factors applied at December 31, 2006 were calculated as the product of (1) the highest ratio of unallocated reserves to outstanding par that we have calculated for each ceding company during the years 2004, 2005 or 2006 and (2) the highest ratio of our weighted average capital charge to the weighted average capital charge of each ceding company that we have calculated during the years 2004, 2005 and 2006, the calculation of unallocated reserves would have resulted in a value that was $4.2 million, or 36%, greater than that recorded at December 31, 2006. We believe that developments resulting in a change in unallocated reserve of this magnitude are reasonably possible in that the values employed in the above calculation, although they did not occur simultaneously, are based on actual past experience. We can provide no assurance that conditions resulting in a material increase in reserves of that amount or greater amounts will not develop or that final claim liabilities will not materially differ from amounts estimated and reserved. An increase in unallocated reserves, in the absence of any offsetting claims related activity, would directly impact reported financial results by increasing incurred losses and would also affect financial position by increasing the unallocated reserve balance, although an increase would not by itself impact liquidity in that the unallocated reserve does not affect cash flows.

          Estimates of our reserves for losses and loss adjustment expenses are substantially dependent on the surveillance activities and reserving policies of our primary insurer customers and such estimates are subjective and are based on the judgment of both the primary insurer and our senior risk and finance personnel and, therefore, the final liability may materially differ from amounts estimated and reserved.

          Our Company reinsures exposure relating to Eurotunnel which has gone into creditor protection and is in a restructuring process which is expected to be completed by the middle of 2007. The ceding company was required to make payments on the debt starting in 2007 with the first payment on January 30, 2007, and we indemnify the ceding company for our proportional share of such payments. The primary insurer has reported that in their opinion there will be no ultimate loss incurred on this exposure. As such, no case loss reserve has been established by our Company for this reinsured exposure, but a recoverable of $0.7 million relating to the payment has been established. On May 25, 2007, the Eurotunnel shareholders approved the restructuring plan by tendering the requisite percentage of their shares in an exchange offer.

          Valuation of Derivative Financial Instruments. FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives on the balance sheet at fair value. While management considers these agreements to be a normal extension of its financial guaranty reinsurance business and reinsurance in substance, under FAS No. 149, which is an amendment to FAS No. 133, the reinsurance we provide does not meet the scope exception that excludes most financial guaranty policies from the fair value provisions of FAS No. 133. The credit derivative transaction risks that we assume from ceding companies do not meet the scope exception provided under FAS No. 149 because (a) the guaranteed party (i.e., the underlying insured) is entitled to recover amounts on occurrence of events other than failure to pay principal and interest when due; and (b) the guaranteed party is not exposed to the risk of non-payment at the inception of the contract and throughout the contracts term as the guaranteed party does not have legal ownership of the guaranteed obligation. As the assumed policies do not qualify for the scope exception under FAS No. 149, we must account for these assumed credit derivative transactions under the provisions of FAS No. 133, and not as reinsurance under FAS No. 113, “Accounting and Reporting for Reinsurance under Short-Duration and Long-Duration Contracts.”

          We are not a direct writer of derivative contracts; however, as part of our financial guaranty reinsurance business, we reinsure guarantees of credit derivative transactions issued by primary insurers. These contracts are held to maturity and generally insure highly rated (i.e., “AAA” by Standard & Poor’s) tranches of credit derivative transactions. We do not reinsure guarantees of single name corporate credit derivative transactions. We report revenues arising from such reinsurance as earned premiums; we record estimates of losses and loss adjustment expenses due to specific credit events as incurred; and we record changes in fair value as incurred. Credit derivative transactions require primary insurers to make payments upon the occurrence of certain defined credit events relating to underlying obligations (generally a fixed-income obligation). If credit spreads of the underlying obligations change, the market value of the related credit derivative transaction generally changes accordingly. Changes in credit spreads are typically caused by changes in the market’s perception of the credit quality of the underlying obligations.

          FAS No. 133 requires us to mark-to-market gains or losses on those credit derivative transactions we reinsure. Because the primary insurer generally structures its credit derivative transaction with substantial amounts of first loss protection, the price volatility of these instruments on account of credit spread changes is reduced, and our risk of loss is mitigated. Changes in fair value due to market conditions are reported as unrealized gains and losses on derivative financial instruments in our income statement. These unrealized gains and losses cumulatively will net to zero if no credit defaults occur on these contracts. Should actual claim losses be incurred as a result of credit defaults, the primary insurer may be required to either purchase the security in default at par, or pay to the counterparty to a credit derivative transaction the difference between par and market value and as a reinsurer we would be obligated to reimburse the primary insurer for our proportional share of the loss. In this respect, credit derivative transactions may differ from traditional financial guarantee contracts since financial guarantee contracts require the insurer to make payments of principal and interest only on scheduled debt service dates, whereas defaults in our credit derivatives portfolio may cause immediate payments of outstanding par, net of market value.

          We use a model to estimate the fair value of the derivatives exposures assumed by us in the course of our business. The valuation model includes the use of significant management estimates, judgment and market information, including factors such as current prices for similar agreements, changes in credit spreads and interest rates, and the duration of the credit derivative exposure. There is no single accepted model for fair valuing credit derivative transactions and there is generally not an active market for the type of credit derivative transactions insured by primary insurers so that substantial variation in estimated fair value could result from the application of different models. In the second quarter of 2005, we refined our model, resulting in a significant change in estimated fair value. (See “—Results of Operations—Year Ended December 31, 2006 Compared to December 31, 2005 and Year Ended December 31, 2005 Compared to December 31, 2004—Net Unrealized Gains (Losses) on Credit Derivatives”). Our model was refined to incorporate greater sensitivity to the tenor or duration of the insured credit derivative transactions that we assume from ceding companies, to introduce updated and additional indices that have become available and that we believe provide data that is a more appropriate proxy for our in-force portfolio, and to modify the calculation of estimated fair value such that changes in estimated fair value are based on absolute changes in spreads. We anticipate that we would modify or refine the model in the future if such modification is believed to produce a more accurate fair value estimate. Given the historical developments in derivative markets and modeling and the creation of new and more refined price indices, we believe that it is reasonably possible that we will refine our model in the future in response to such developments and it is possible that if appropriate quoted market prices become more readily available then a model may no longer be needed. Any change in estimated fair value is recorded in the period incurred directly affecting the statement of operations and financial condition by the amount of the change in estimate, but would not have an impact on our liquidity.

          As a result of the elements discussed above, the fair value of credit derivatives recorded by us may materially differ from the value that might be realized in the sale of the credit derivative portfolio.

          In September 2006, the FASB issued FAS No. 157, “Fair Value Measurement.” This Statement provides guidance for using fair value to measure assets and liabilities and associated disclosures about fair value measurement. Under this standard, the definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). FAS No. 157 clarifies that fair value is a market-based measurement, not an entity-specific measurement, and establishes a fair value hierarchy with the highest priority being quoted prices in active markets and the lowest priority to unobservable data. Further, FAS No. 157 requires expanded disclosures of the fair value measurements by level within the fair value hierarchy. FAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year. Our Company is currently evaluating the potential impact of FAS No. 157 on its financial statements when adopted.

          Valuation of Investment Portfolio. Our investment securities are designated as available for sale in accordance with FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Changes in the fair value of our securities are reported in “Accumulated other comprehensive income” in shareholders’ equity. We have a formal review process for all securities in our investment portfolio, including a review for impairment losses. Factors considered when assessing impairment include: (i) securities with market values having declined by 20% or more below amortized cost for a continuous period of at least six months; (ii) recent credit downgrades by rating agencies; (iii) the financial condition of the issuer; (iv) whether scheduled interest payments are past due; and (v) whether we have the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value. If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss in “Accumulated other comprehensive income” on our balance sheet. If we believe the decline is “other than temporary,” we write-down the carrying value of the investment and record a loss on our income statement. Our assessment of a decline in value includes our current judgment of the factors noted above. If that judgment changes in the future, we may ultimately record a loss after having originally concluded that the decline in value was temporary.

          Determination of Deferred Acquisition Costs. We defer certain costs that vary with and are directly related to the production of new business, including direct expenses such as ceding commissions and underwriting salaries, as well as allocated costs attributable to the production of new business. Deferred costs are amortized over the period in which the related premiums are earned. Acquisition costs in the income statement represent gross policy acquisition costs, less the deferral of expenses to future periods, plus the amortization of previously deferred expenses. The amount of expenses that qualify for deferral is determined on the basis of periodic analysis, and is dependent on new business production, ceding commissions negotiated with primary insurers, management’s judgment as to what costs and percentage thereof are deferrable, and the level of normal and refunded earned premiums. We periodically conduct a study to determine the deferability of expenses and in recent years a lesser percentage of our expenses have been deferred than was the case in our initial years of operation.

          Premium Revenue Recognition. Written premiums are received either as upfront premiums or in installments. Under our reinsurance agreements, whether treaty or facultative, we reinsure policies that will be in force over extended time periods corresponding to the life of the insured obligations, so although our reinsurance treaties are generally renewable annually, our reinsurance obligations are for the life of the policies.

          Upfront premiums are recorded as written at policy inception and earned over the life of the policy in relation to the amount of insurance protection provided. Unearned premium reserves represent that portion of written premiums applicable to the outstanding amount at risk with respect to the obligations reinsured. Public finance premiums are customarily paid upfront and earned over the life of an issue which may extend to 30 years or more. Upfront premiums have relatively little effect on earnings in the year written, but cumulatively affect future years’ earned premiums. When an issue reinsured by us is retired early, has been called by the issuer, or is paid in advance through refunding, any remaining unearned premium is earned at that time, since there is no longer any risk outstanding in connection with the issue. Refunding levels vary depending upon a number of conditions, primarily the relationship between current interest rates and interest rates on outstanding debt. Installment premiums are received in accordance with contractual terms over the life of an issue, recorded as written at each installment due date and earned over the installment period which corresponds to the expiration of risk. Structured finance premiums are customarily paid in installments and earned over installment periods that generally range from three months to one year in duration. We do not record a provision for doubtful accounts because historically we have not experienced any material issues related to the collectibility of assumed premiums.

Results of Operations

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

          The following table presents summary results of operations data for the three month periods ended March 31, 2007 and 2006.

	Three Months Ended March 31,

	2007 Consolidated	2006 Combined

	(dollars in thousands)
Revenues:
Gross written premiums	$22,158	$14,576
Net written premiums	22,158	14,576
Net earned premiums	13,954	10,706
Net investment income	7,645	5,395
Net realized gains (losses) on sales of investments	—	(220)
Unrealized gains (losses) on derivative financial instruments	(30)	(3)

Total revenues	$21,569	$15,878

Expenses:
Loss and loss adjustment expenses	(1,014)	1,099
Acquisition expenses	4,857	3,945
Operating expenses	2,720	3,539
Interest expense	682	682

Total expenses	$7,245	$9,265

Net Income	$14,324	$6,613

          Net Income. Net income for the three months ended March 31, 2007 and 2006 was $14.3 million and $6.6 million, respectively, an increase of $7.7 million, or 117%. The increase in net income the first quarter of 2007 is due to the combined impact of (a) general business growth in recent years which has resulted in an increase in the outstanding exposures that we have reinsured and in a larger portfolio of invested assets, each of these in turn reflected in increased earned premiums and investment income in

2007, (b) loss activity in 2007 that resulted in negative incurred losses of $1.0 million, primarily due to favorable developments resulting in a reduction of $0.4 million in net case reserves and an increase in estimated recoveries associated with prior claims payments, and (c) lower, or improved, general and administrative expenses in the first quarter compared to the prior year, reflecting that the prior year’s quarter included non-recurring costs for our initial public offering, or IPO.

Gross Written Premiums.

          The following table sets forth amounts of gross written premiums by product line:

	Three Months Ended March 31,

	2007	2006

	(dollars in thousands)
Public Finance	$14,835	$8,870
Structured Finance	7,323	5,706

Total	$22,158	$14,576

          Gross written premiums for the three months ended March 31, 2007 were $22.2 million an increase of $7.6 million or 52% in comparison to the three months ended March 31, 2006. Public finance premiums written increased to $14.8 million from $8.9 million, or 66%, for the three months ended March 31, 2007 compared to prior year. Structured finance premiums written were $7.3 million for the three months ended March 31, 2007 compared to $5.7 million in the prior year, an increase of $1.6 million, or 28%. The majority of the premiums written to March 31, 2007 are premiums from our treaty business.

Net Earned Premiums.

          The following table sets forth amounts of gross written premiums by product line:

	Three Months Ended March 31,

	2007	2006

	(dollars in thousands)
Public Finance	$6,973	$4,369
Structured Finance	6,981	6,337

Total	$13,954	$10,706

          Net earned premiums for the three months ended March 31, 2007 were $14.0 million compared with $10.7 million for the three months ended March 31, 2006, an increase of 30.8%. The significant increases in upfront premiums from public finance business in past years, as indicated by growth in unearned premiums on the balance sheet, and in installment premiums from the structured finance business assumed in prior years contributed to this growth, as did a greater amount of premiums from refundings that totaled $1.9 million during the quarter compared to $0.6 million in the prior year’s first quarter. Refundings represent an acceleration of earned premiums that occurs when an obligation that we have reinsured is retired or defeased prior to its scheduled maturity and this event, in turn, results in the recognition of any remaining unearned premiums associated with the obligation.

          Net Investment Income. Net investment income increased to $7.6 million for the three months ended March 31, 2007, 40.7% above the $5.4 million in investment income for the three months ended

March 31, 2006. The increase is primarily attributable to the growth of cash and invested assets of more than 30% during the twelve months ending with the 2007 first quarter. This growth reflects the combined impact of cash flows from operations, investment proceeds from our IPO of $16.4 million and proceeds from our issuance of $75 million of preferred shares on December 14, 2006. We have also experienced an increase in the book yield on invested assets in concert with modestly rising interest rates such that our average book yields were 5.07% and 4.63% at March 31, 2007 and 2006, respectively.

          Net Realized Gains (Losses) on Sale of Investments. Net realized investment losses, principally from the sale of fixed maturity securities were $nil and $0.2 million for the three months ended March 31, 2007 and 2006, respectively. Net losses on securities sold are incidental to the ongoing management of the investment portfolio. Our Company had no write-downs of investments for other than temporary impairment losses for the three months ended March 31, 2007 and 2006.

          Net Unrealized Gains (Losses) on Derivative Financial Instruments. Net unrealized losses on credit derivative contracts for the three months ended March 31, 2007 and 2006 were immaterial. As of March 31, 2007, no losses had been incurred or paid by us on credit derivatives contracts.

          The estimated gain or loss from the fair value calculation will increase and decrease depending on various factors that influence market pricing and may not be an indication of ultimate gain or loss. We view our assumed reinsurance of credit derivative policies to be an extension of normal financial guaranty business and intend to hold derivative financial instruments to maturity, so that in the absence of an actual loss the changes in fair value estimates will net to zero over the term of the assumed business.

          Loss and Loss Adjustment Expenses. Losses and loss adjustment expenses for the three months ended March 31, 2007 were ($1.0) million compared to $1.1 million for the three months ended March 31, 2006, resulting in loss ratios of (7.3)% for March 31, 2007 compared to 10.3% for March 31, 2006. The reduction in loss and loss adjustment expense for the three month period ended March 31, 2007 is mainly driven by a net $0.4 million reduction of previously established case reserves, as well as an increase in recoverables of $1.2 million during the period. Although recoveries and changes in reserve estimates that arise from loss mitigation efforts are a normal part of our business, such activity does not typically result in a negative loss provision and this outcome is clearly not a sustainable element of operations.

          Loss and loss adjustment expenses are generally affected by changes in the mix, size, and credit quality of our portfolio, as well as trends in the reserving practices of our ceding insurers and finally due to specific credit events within reinsured obligations.

          The components of incurred losses and loss adjustment expenses for the three months ended March 31, 2007 and 2006 are provided in the table below:

	Three Months Ended March 31,

	2007	2006

	(dollars in millions)
Paid losses/(recoveries)	$0.7	$(1.3)
Change in case reserves	(0.4)	1.3
Change in unallocated reserves	(0.1)	1.1
Change in recoverables	(1.2)	—

Incurred losses and LAE	$(1.0)	$1.1

          As a result of this activity, our total reserves for losses and loss adjustment expenses at March 31, 2007 decreased by $0.6 million when compared to total reserves at December 31, 2006.

          Acquisition and Operating Expenses. Acquisition expenses, primarily ceding commissions, were $4.9 million and $3.9 million, respectively, for the three months ended March 31, 2007 and 2006. Acquisition expenses vary directly with earned premiums and the net change in acquisition expenses of $1.0 million, or 25.6% for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 was due to an increase in the amortization of acquisition expenses in concert with higher earned premiums. Our acquisition expense ratio improved in the first quarter of 2007 relative to the 2006 comparison period, as the ratio of acquisition expense to earned premiums declined to 34.8% from 36.9% in the year ago period.

          Operating expenses were $2.7 million for the quarter ended March 31, 2007, a decrease of 22.9% compared to $3.5 million for the first quarter of 2006. Prior year expenses included approximately $1.3 million of expenses associated with activities leading to our Company’s IPO. Without these non-recurring IPO costs in 2006, operating expenses have increased over prior year first quarter, primarily reflecting ongoing costs of being a public company.

          Combining acquisition and operating expenses, the expense ratio as at March 31, 2007 was 54.3% compared to 69.9% at March 31, 2006, an overall decrease of 22.3%. Excluding IPO-related expenses from the 2006 ratio, the expense ratio for three months ended March 31, 2006 was 57.8%.

          Interest Expense. Interest expense was $0.7 million for the three months ended March 31, 2007 and 2006.

Year Ended December 31, 2006 Compared to December 31, 2005 and Year Ended December 31, 2005 Compared to December 31, 2004

          Net Income. Net income was $41.1 million in 2006, $19.6 million in 2005, and $24.7 million in 2004. The increase in net income of $21.5 million, or 109.7%, in 2006 relative to 2005 is primarily the result of a year over year decrease of $10.0 million in losses and loss adjustment expenses, realized investment losses of $1.0 million in 2006 compared to realized losses of $1.6 million in 2005, and immaterial unrealized losses on credit derivatives in 2006 compared to $2.5 million of unrealized losses during 2005, an increase in net earned premium of $6.2 million and in investment income of $6.0 million. Net income of $19.6 million in 2005, a decrease of $5.1 million, or 20.6%, in 2005 relative to 2004 is primarily the result of a year over year increase of $3.6 million in losses and loss adjustment expenses, realized investment losses of $1.6 million in 2005 compared to realized investment gains of $0.5 million in 2004, and unrealized losses on credit derivatives of $2.5 million in 2005 versus unrealized gains of $2.8 million during 2004, partially offset by 2005 increases in earned premium of $7.9 million and in investment income of $1.4 million.

          Gross Written Premiums. Gross written premiums were $77.6 million in 2006, a 14.0% increase compared to 2005. Gross written premiums were $68.1 million in 2005, an increase of 3.0% from $66.1 million of gross written premiums in 2004. The increase in gross written premiums in 2006 relative to 2005 is the combined result of a new treaty with one of our primary insurers, and an increase in facultative reinsurance premiums assumed, despite decreased premium rates for 2006 over prior year. The increase in gross written premiums in 2005 compared to 2004 is primarily due to somewhat higher levels of participation in reinsurance treaties of our major customers and an increase in facultative reinsurance premiums assumed.

          Public finance gross written premiums were $48.6 million in 2006, 10.7% more than in 2005 when public finance written premiums were $43.9 million. Public finance gross written premiums declined by 2.9% in 2005, from $45.2 million in 2004. The increase in public finance gross premiums written in 2006 is due to a large amount of facultative business written during the year as well as an increase in the portion of upfront premiums relative to installment premiums written. The decrease in public finance gross written premiums in 2005 relative to 2004 is due to a larger portion of municipal business with installment premiums in our 2005 business mix. Installment premiums are written and earned over the various installment periods and generally a higher portion of business assumed having installment premiums results in less written premiums in the period in which the business is assumed compared to business having upfront premiums.

          Structured finance gross written premiums were $29.0 million in 2006, an increase of 19.8% from $24.2 million in 2005. Structured finance gross written premiums in 2005 increased by 15.8% from $20.9 million in 2004. Structured finance written premiums grew in 2006 over 2005 as a result of increased facultative business and a new treaty offset by lower premium rates compared to 2005. The increase in structured finance written premiums in 2005 versus 2004 results primarily from the impact of written premiums from business assumed in prior periods, increased business assumed (i.e., par volume assumed) in 2005 relative to 2004 and increased premium rates due to the mix of business assumed (since a larger share of business assumed during 2004 was Standard & Poor’s AAA- rated business for which premium rates are lower than for business rated below AAA by Standard & Poor’s).

          The following table sets forth the amounts of gross written premiums by product line:

	For the Year Ended December 31,

	2006	2005	2004

	(dollars in millions)
Public Finance	$48.6	$43.9	$45.2
Structured Finance	29.0	24.2	20.9

Total gross premiums written	$77.6	$68.1	$66.1

          Gross written premiums are highly dependent upon the amount of business ceded by the primary insurers which, in turn, is related to the overall volume of business they underwrite, and the size and type of obligations they insure. In general, a growing volume of insured business, a stable or growing usage of reinsurance and higher premium rates will benefit our gross written premiums. During 2006, the aggregate gross premiums written by our three largest customers was slightly below the level of premiums written in 2005, and this same result occurred in 2005 as compared to 2004. In addition, these insurers ceded a lesser overall portion of gross written premiums to reinsurers during 2006 and 2005 than in 2004. The average premium rates for public finance business assumed by RAM Re in 2006 were lower than those of 2005, as were 2005 public finance average premium rate compared to those of 2004. Structured finance business assumed by RAM Re in 2006 had average premium rates below those of 2005, while 2005 average premium rates for structured finance business assumed by RAM Re were above the 2004 level. Premium rates reflect market conditions, the type of business ceded by RAM Re’s customers and the credit quality of such business so that an increase or decrease in average premium rates is the result of a host of elements.

          Net Written Premiums. Net premiums written were $75.5 million in 2006, an 11% increase over the 2005 level of $68.1 million. Net premiums reflect ceded premiums of $2.1 million, the first such activity for RAM Re and, thus, net and gross written premiums are identical for 2005 and 2004. We ceded premiums of $2.1 million pursuant to an agreement under which our Company retrocedes a portion of business in excess of specified levels of par exposure that we have assumed from a single issuer. Our purchase of reinsurance protection does not relieve us of the full liability that we assumed from our ceding companies. In the event that a reinsurer of our Company is unable to meet its obligation under a retrocession agreement, we would continue to be liable to ceding companies in the full amount of their cession to our Company. We retrocede only to highly rated companies and we monitor the financial condition of our reinsurer. Under our retrocession agreement, we also have cancellation rights that can be exercised in the event of a rating downgrade of a reinsurer.

          Net Earned Premiums. Net earned premiums were $48.8 million in 2006, 14.6% above 2005 earned premiums of $42.6 million. In 2005, earned premiums increased by 22.8% from $34.7 million of earned premiums in 2004. The significant increases in upfront written premiums from the public finance business in past years, as indicated by growth in unearned premiums on the balance sheet, and growth in installment premiums from the structured finance business assumed in the prior years contributed to this increase, as did an increase in accelerated earnings from refundings during 2006 compared to prior years. Earned premiums resulting from refundings totaled $6.3 million in 2006 compared to $3.3 million in each of 2005 and 2004.

          The following table sets forth net earned premiums by product line:

	For the Year Ended December 31,

	2006	2005	2004

	(dollars in millions)
Public Finance	$25.9	$20.8	$15.9
Structured Finance	22.9	21.8	18.8

Total net earned premiums	$48.8	$42.6	$34.7

          Net Investment Income. Net investment income of $24.2 million in 2006 was 33.0% above the $18.2 million recorded in 2005, while the 2004 level represented an 8.3% increase from the $16.8 million recorded in 2004. During 2006, net investment income increased relative to 2005 primarily as a result of growth in the portfolio due to net case flow from operations and investment proceeds from the IPO of $16.4 million. A secondary element of investment income growth was our ability to invest at higher yields that were available in 2006. The increase in investment income in 2005 was primarily attributable to the growth of the investment portfolio resulting from net cash flow from operations during 2005 and secondarily due to increasing interest rates available for new investments. Our portfolio is comprised predominantly of taxable securities, and had an average yield of 4.9% at December 31, 2006, compared with 4.6% and 4.0% at December 31, 2005 and 2004, respectively.

          Net Realized Investment Gains (Losses). Net realized investment losses were $1.0 million in 2006 and $1.6 million in 2005, following net realized gains in 2004 of $0.5 million. Net losses realized in 2006 and 2005, as well as net investment gains on securities sold in 2004, were generally the result of modest repositioning within the portfolio achieved by selling certain securities and purchasing others believed to provide improved investment characteristics.

          Net Unrealized Gains (Losses) on Credit Derivatives. Net unrealized losses on credit derivative contracts were immaterial in 2006, compared to unrealized losses of $2.5 million in 2005 and unrealized gains of $2.8 million in 2004. The unrealized losses in 2005 are due in large part to a change in fair value estimates associated with refinements to our fair value model (See “—Critical Accounting Policies—Valuation of Derivative Financial Instruments”). The change in estimated fair value of credit derivative contracts in 2004 reflects growth in the in-force portfolio and net mark-to- market gains due to tightening credit spreads on the underlying obligations. As of December 31, 2006, no losses had been incurred or paid by us on credit derivatives contracts.

          Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses in 2006 were ($2.8) million compared to $7.2 million in 2005. Losses and loss adjustment expenses were $7.2 million in 2005, an increase of 100% from $3.6 million incurred in 2004. The loss ratio (incurred losses and loss adjustment expenses divided by earned premium) was (5.7%) in 2006, 16.9% in 2005, and 10.3% in 2004. The reduction in loss and loss adjustment expense for 2006 is mainly driven by a net $3.2 million reduction of previously established reserves, the majority of which was associated with an airline industry related obligation for which recoveries were reported to us and a manufactured housing credit which was successfully restructured, as well as loss recoveries received of $1.1 million for the year ended December 31, 2006. Loss activity that results in net negative incurred losses during a full year period, as occurred during 2006, is atypical although recoveries on previously paid losses are a normal part of our business. The net increase in losses and loss adjustment expenses in 2005 compared to 2004 is substantially due to loss activity associated with reinsured obligations related to the airline industry, where two major carriers declared bankruptcy in 2005. During 2005, we established new case reserves totaling $3.5 million for three airline industry related obligations. Loss and loss adjustment expenses are generally affected by changes in the mix, size, and credit quality of our portfolio, as well as specific credit events within reinsured obligations and trends in the reserving practices of our ceding insurers. At December 31, 2006, we carried total reserves for losses and loss adjustment expenses of $14.5 million, of which $3.0 million were case reserves and the remaining $11.5 million relate to unallocated loss reserves.

          The following table sets forth the components of incurred losses:

	For the Year Ended December 31,

	2006	2005	2004

	(dollars in millions)
Paid losses	($1.1)	$6.5	$1.4
Change in case reserves	(3.2)	1.1	2.2
Change in unallocated reserves	1.2	—	0.5
Change in recoverables	0.4	(0.4)	(0.5)

Total incurred losses	($2.8)	$7.2	$3.6

          Acquisition and Operating Expenses. Acquisition expenses were $17.7 million in 2006, $15.6 million in 2005, and $13.4 million in 2004. The changes in acquisition costs over the periods are directly related to the changes in earned premiums. The ratio of acquisition costs to earned premiums was 36.2% in 2006, down from 36.6% in 2005, which was also a decrease relative to the 2004 ratio of 38.6%. The decline in the ratio of acquisition costs to earned premiums reflects the combination of improvements (decreases) in ceding commissions paid to primary insurers and a lesser share of direct expenses allocated to the acquisition of business as a general result of the company maturation as supported by our analysis of expenses that qualify for deferral.

          Operating expenses were $13.4 million in 2006, an increase of $1.9 million or 16.5% above $11.5 million in 2005, which were $0.5 million or 4.5% higher than $11.0 million of operating expenses in 2004. The majority of the increase of operating expenses in 2006 includes $2.3 million in non-recurring costs related to the IPO. Expenses connected to the IPO have been expensed as incurred in proportion to the shares sold in the IPO by the selling shareholders, with $0.3 million of IPO expenses relating to the issuance of new shares allocated against the proceeds. Operating expenses in 2005 included $2.5 million of non-recurring compensation expense associated with a termination feature of a stock option plan, while 2004 operating costs included $2.7 million of non-recurring items comprised of $0.9 million in compensation expenses related to settlement of an employment matter, $1.5 million in legal expenses and

$0.3 million in consulting fees. Operating expenses as a percentage of earned premiums were 27.4% in 2006, 27.1% in 2005, and 31.8% in 2004.

          Interest Expense. Interest expense on long-term debt was $2.8 million in 2006 and 2005 and $2.1 million in 2004, the lower amount of interest expense in 2004 compared to 2005 and 2006 is due to having debt outstanding for only a partial year in 2004 as we issued the debt on March 26, 2004.

Liquidity and Capital Resources

          Liquidity. RAM Holdings is a holding company and therefore our liquidity, both on a short-term basis (for the next twelve months) and a long-term basis (beyond the next twelve months), is largely dependent upon (1) the ability of RAM Re to pay dividends or make other payments to us and (2) our ability to access the capital markets. Our principal uses of liquidity are for payment of interest on our senior notes, dividends on our preference shares and capital investments in RAM Re. Based on the amount of dividends that we expect to receive from RAM Re in 2007, we believe that we will have sufficient liquidity to satisfy our needs over the next twelve months. RAM Re’s ability to declare and pay dividends to us may be influenced by a variety of factors such as adverse market changes, insurance regulatory changes and changes in general economic conditions, beyond the next twelve months and Bermuda law as described below. Consequently, although we believe that we will continue to have sufficient liquidity to meet our obligations over the long term, we cannot guarantee that RAM Re will be able to dividend amounts sufficient to satisfy all our obligations, and there can be no assurance that dividends will be declared or paid in the future.

          The principal sources of RAM Re’s liquidity are gross written premiums, scheduled investment maturities, capital contributions from RAM Holdings and net investment income. The principal uses of RAM Re’s liquidity are for the payment of operating expenses, claims, ceding commissions, dividends to RAM Holdings and for purchases of new investments. We believe that RAM Re’s expected operating liquidity needs can be funded exclusively from its operating cash flow.

          RAM Re may declare dividends, provided that, after giving effect to the distribution, it would not violate certain statutory equity, solvency and asset tests. The Bermuda Insurance Act requires RAM Re to meet a minimum solvency margin equal to the greater of (i) $1.0 million, (ii) 20% of net premiums written up to $6.0 million plus 15% of net premiums written over $6.0 million, and (iii) 15% of loss and other insurance reserves. To satisfy these requirements, RAM Re was required to maintain a minimum level of statutory capital and surplus of $11.6 million at December 31, 2006. RAM Re’s statutory capital and surplus was $413.5 million at December 31, 2006. In addition to the foregoing solvency criteria, Bermuda law limits the maximum amount of annual dividends or distributions payable and in certain instances requires the prior notification to, or approval of, the Bermuda Monetary Authority, or BMA. Based upon these tests, without regulatory approval, the maximum amount that will be available during 2007 for payment by RAM Re is approximately $51.2 million.

          Cash Flows. During 2006, net operating cash flows were $57.2 million compared to $45.0 million and $48.6 million for 2005 and 2004, respectively. Our operating cash flows are primarily the result of the excess of net premiums received and investment income over operating expenses, claims payments and interest expenses. Net cash flows from financing activities were $90.0 million, ($1.0) million, and $39.3 million for 2006, 2005, and 2004, respectively. The net cash flows from financing activities in 2006 relate primarily to the issuance of preferred shares amounting to $75.0 million, preferred share issuance costs of $1.1 million, additional common share issuance and the committed preferred securities expenses in 2006. In 2005 net financing cash flows related to committed preferred securities expenses and, in 2004 net proceeds from the 2004 issuance of $40.0 million of senior notes less committed preferred securities expenses. Net cash used in investment activities amounted to $101.3 million, $74.1 million, and 63.3 million for the period ending December 31, 2006, 2005 and 2004, respectively, relate to the investment of net financing cash flows and net cash flow from operations, offset by sales and maturities of investments.

          During the first three months of 2007, net operating cash flow was $15.9 million compared to $9.3 million for the first three months of 2006. Our operating cash flows are primarily the result of the excess of net premiums received and investment income over operating expenses, claims payments and interest expenses. For the first three months 2007 and 2006, net cash flows from financing activities was ($0.1) million for both periods. Net cash used in investment activities amounted to $19.5 million and $10.2 million in the period ending March 31, 2007 and 2006, respectively, relating to the purchases of investment offset by sales and maturities of investments.

          Capital Resources. RAM Re maintains a $90.0 million contingent capital facility with a group of highly rated commercial banks as lenders. The facility is specifically designed to provide rating- agency qualified capital to support RAM Re’s claims paying resources and may not be drawn upon except for the payment of catastrophic losses on public finance bonds and, in a limited capacity, asset-backed securities reinsured by RAM Re where losses exceed minimum thresholds. Loan obligations under this facility have limited recourse and are repayable from, and collateralized by, a pledge of recoveries realized on defaulted reinsured obligations covered by the facility, including certain installment premiums and other collateral. The facility, which contains an annual renewal provision subject to bank approval, has a ten-year term ending on May 11, 2015. As of March 31, 2007, no amounts were outstanding under this facility nor have there been any borrowings under this facility.

          We also maintain a $40.0 million contingent capital facility with two highly rated commercial banks. This facility is similar in purpose and structure to the $90.0 million contingent capital facility described above although it may be drawn upon only to cover losses arising only from municipal obligations reinsured by RAM Re in excess of the minimum defined threshold. Loan obligations under this facility also have limited recourse and are repayable from, and collateralized by, a pledge of recoveries realized on defaulted reinsured obligations covered by this facility, including certain installment premiums and other collateral, on a subordinate basis to the pledge made to secure the $90.0 million facility described above. The $40.0 million facility has a seven-year term ending on February 3, 2014 and has an annual renewal feature, subject to approval of the lenders. As of March 31, 2007, no amounts are outstanding under this facility nor have there been any borrowings under this facility.

          On May 2, 2006, our Company completed an IPO of 10,820,816 common shares (including 1,411,411 over-allotment option shares). The offering raised approximately $131.2 million of proceeds, net of underwriters’ discount and commission, of which the company received $16.4 million and the selling shareholders received $114.8 million. Our Company contributed substantially all of the net proceeds of the offering to RAM Re to increase its capital and surplus in order to increase its underwriting capacity.

          On December 14, 2006, our Company issued 75,000 preference shares at $1,000 per share for total consideration of $75.0 million. Underwriting expenses were $0.75 million and other issuance costs were approximately $0.3 million resulting in estimated net proceeds of approximately $73.9 million all of which was contributed to RAM Re to support new writings in its reinsurance business. The preferred shares bear a dividend rate of 7.50% which is payable semi-annually on June 15 and December 15 each year upon approval by the board of directors. Unless previously redeemed, the preferred shares have a mandatory redemption date of December 15, 2066. We can redeem the preferred shares at any time from December 15, 2016 with no penalty to our Company but redemptions prior to that would require a redemption price equal to par value plus a “make-whole” amount reflecting the value of dividends for the remainder of the period to December 15, 2016. As of March 31, 2007, no dividends have been declared or paid. Subsequent to March 31, 2007, our Company declared a dividend on May 3, 2007 on the preference shares in an aggregate amount of $2,812,500 with a record date of May 30, 2007 and a payment date of June 15, 2007.

          On March 26, 2004, we issued $40.0 million aggregate principal amount of senior unsecured debt. The net proceeds of this issuance were contributed to RAM Re to be used for general corporate purposes. The senior notes bear interest at a rate of 6.875%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2004. Unless previously redeemed, the senior notes will mature on April 1, 2024. We may redeem the senior notes at any time and from time to time, in whole or in part, at a “make-whole” redemption price. The senior notes contain certain covenants regarding limitations on liens and delivery of financial information, but do not contain any covenants regarding financial ratios or specified levels of net worth or liquidity to which we must adhere. We were in compliance with all covenants at March 31, 2007. During the year ended 2006, RAM Re paid dividends to RAM Holdings in the amount of $2.75 million, which was used to pay interest on the senior debt. During the first three months of 2007, RAM Re paid dividends to RAM Holdings in the amount of $1.38 million, which was used to pay interest on the senior debt.

          On December 23, 2003, RAM Re entered into a $50.0 million soft capital facility whereby it was granted the right to exercise perpetual put options in respect of its Class B preference shares against the counterparty to the option agreement, in return for which it pays the counterparty a floating put option fee. The counterparty is a trust established by Lehman Brothers Inc. The trust was created as a vehicle for providing capital support to RAM Re by allowing it to obtain, at its discretion and following the procedures of the option agreement, access to new capital through the exercise of a put option and the subsequent purchase by the trust of RAM Re preference shares. The option agreement has no scheduled termination date or maturity, but will be terminated if RAM Re takes certain actions as specified in the operative facility documents. RAM Re has the option to redeem the Class B preference shares issued upon exercise of its put option, subject to certain specified terms and conditions. If the put option is exercised in full, RAM Re would receive up to $50.0 million in connection with the issuance of the preference shares, the proceeds of which may be used for any purpose including the payment of claims. To fund the purchase of preference shares upon exercise of the put option by RAM Re, the trust issued $50.0 million of its own auction market perpetual preferred securities which are rated “A+” by Standard & Poor’s and “A2” by Moody’s. The proceeds of this issuance are held by the trust in certain high-quality, short-term commercial paper investments. In each of the years ended December 31, 2006 and 2005, $0.5 million and $0.6 million, respectively, of put option fees have been paid and recorded in additional paid in capital on the balance sheet. In each of the three months ended March 31, 2006 and 2007, $0.1 million of put option fees have been paid and recorded in additional paid in capital on the balance sheet. As of March 31, 2007, the put option has not been exercised.

          Investment Portfolio. At March 31, 2007, our investment portfolio consisted of $590.0 million of fixed income securities and $48.0 million of short-term investments. Our fixed income securities are designated as available for sale in accordance with Statement of FAS No. 115, “Accounting for Certain Investment in Debt and Equity Securities.” Short-term investments consist primarily of money market funds, U.S. domestic time deposits and discount notes. We report changes in fair value as part of “Accumulated other comprehensive income” in shareholders’ equity. Our portfolio is managed by outside professional asset management firms in accordance with specific investment policies approved by our board of directors. These policies establish liquidity requirements, portfolio duration, single-risk concentration limits and minimum credit quality and investment eligibilities. Fair values of fixed income securities are based on quoted market prices by either independent pricing services, or when such quoted prices are unavailable, by reference to broker quotes. Our investment objectives include preservation of principal, maintaining a high credit quality, liquid investment portfolio within a prescribed duration range and achieving stable net investment income. The effective duration of our portfolio at March 31, 2007 is 3.96 years and our investment policy and guidelines require the minimum portfolio weighted credit quality to be at least “Aa2” rating by Moody’s. The yield to maturity of the portfolio is 5.27% and the book yield of the portfolio is 5.07% at March 31, 2007. At March 31, 2007, we had $334.7 million of our invested assets in trust accounts for the benefit of primary insurers (out of $637.0 million of total cash and investments). Under our reinsurance agreements with primary insurers, RAM Re is required to secure its obligation and may not withdraw funds from the trust accounts without their express permission.

          Our finance personnel monitor the portfolio on a monthly basis for performance and adherence to policies, including market valuation, credit quality, portfolio duration and liquidity. We have a review process for all securities in our investment portfolio, including a review for impairment losses based on the factors described above under “—Critical Accounting Policies—Valuation of Investment Portfolio.” We have not recognized an impairment at either March 31, 2007 or at December 31, 2006.

          The following table summarizes our investment portfolio by bond type, fair value and amortized cost thereof at March 31, 2007, December 31, 2006 and December 31, 2005:

	As of March 31, 2007		As of December 31, 2006

Fixed Income Securities	Amortized Cost	Fair Value	Amortized Cost	Fair Value

	(dollars in thousands)
Agencies	$92,807	$92,517	$86,145	$85,555
U.S. government obligations	70,407	69,331	70,411	69,306
Corporate debt securities	114,379	113,143	126,084	124,483
Municipal securities	11,715	12,405	11,720	12,376
Mortgage and asset-backed securities	304,280	302,270	279,767	276,910

Total	$593,588	$589,666	$574,127	$568,630

	As of December 31, 2005

Fixed Income Securities	Amortized Cost	Fair Value

	(dollars in thousands)
Agencies	$79,420	$78,123
U.S. government obligations	51,168	50,938
Corporate debt securities	117,945	117,103
Municipal securities	11,728	12,676
Mortgage and asset-backed securities	214,186	211,068

Total	$474,447	$469,908

          The amortized cost and estimated fair value of fixed income securities available for sale as of December 31, 2006, and December 31, 2005 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	As of December 31, 2006

Fixed Income Securities	Amortized Cost	Fair Value

	(dollars in thousands)
Less than one year	$40,315	$40,252
Due after one year through five years	136,287	134,041
Due after five years through ten years	104,067	102,014
Due after ten years	293,458	292,323

Total	$574,127	$568,630

	As of December 31, 2005

Fixed Income Securities	Amortized Cost	Fair Value

	(dollars in thousands)
Less than one year	$7,853	$7,765
Due after one year through five years	147,116	144,435
Due after five years through ten years	98,440	96,756
Due after ten years	221,038	220,952

Total	$474,447	$469,908

          The following table provides the ratings distribution of our investment portfolio at each of March 31, 2007, December 31, 2006 and December 31, 2005:

	As of March 31,	As of December 31,

	2007	2006	2005

Rating(1)
AAA(2)	76.2%	74.0%	75.0%
AA	7.7%	14.0%	12.0%
A	8.6%	11.0%	12.0%
Cash	7.5%	1.0%	1.0%

Total	100.0%	100.0%	100.0%

(1)	Ratings represent Standard & Poor’s classifications. If unavailable, Moody’s ratings are used.

(2)	Includes U.S. Treasury and agency obligations, which comprised approximately 27.2% and 27.5% of the investment portfolio as of December 31, 2006 and December 31, 2005, respectively.

Contractual Obligations

          We have various contractual obligations as of December 31, 2006 that are summarized in the following table:

	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years

	(dollars in millions)
Redeemable preferred shares(1)	$75.0	—	—	—	$75.0
Long-term debt(2)	40.0	—	—	—	40.0
Interest on long-term debt	47.4	2.7	5.5	5.5	33.7
Operating lease commitments(3)	0.3	0.3	—	—	—
Losses and loss expense reserve(4)	16.2	1.4	0.8	0.3	13.7

Total	$178.9	$4.4	$6.3	$5.8	$162.4

(1)	Par value only of non-cumulative, non mandatory, redeemable preferred shares.

(2)	Principal only.

(3)	Lease payments are subject to escalation in building operating costs.

(4)

Loss and loss expense reserve represent estimated future payments relating to actual or probable reinsurance policy claims. We have estimated the timing of these payments and actual payments may vary significantly from these estimates. The discounted value of these claims is reported as losses and loss expense reserve on the consolidated balance sheet. The unallocated reserve is included in the more than 5 years category as it does not relate to any actual claims and cannot be scheduled.

          As of March 31, 2007, there were no material changes to our contractual obligations since December 31, 2006.

Off-Balance Sheet Arrangements

          As of March 31, 2007, we did not have off-balance sheet arrangements that were not accounted for or disclosed in the consolidated financial statements.

Risk Management

          In the ordinary course of business, we manage a variety of risks, primarily credit, market, liquidity and legal. These risks are identified, measured and monitored through a variety of control mechanisms, which are in place at different levels throughout the organization.

          Credit Risk. We are exposed to credit risk as a reinsurer of financial guarantees and as a holder of fixed income investment securities. We employ various procedures and controls to monitor and manage credit risk. Our senior risk management personnel focus on risk limits and measurement in our in-force portfolio of assumed obligations, concentration and correlation of risk, and the allocation of rating agency capital in a portfolio context.

          Our underwriting procedures differ, depending on whether we are conducting facultative or treaty-based reinsurance activities. Our facultative reinsurance activities are subject to a formal underwriting process on a transaction-by-transaction basis, whereas our treaty underwriting is based upon an evaluation of the portfolio of transactions ceded to us by a particular primary insurer as well as the history of each primary insurer’s own underwriting activities.

          For facultative transactions, various factors affecting the credit worthiness of the underlying obligations are evaluated during the underwriting process. Our Credit Committee, comprised of our Chief Executive Officer, Chief Financial Officer, Chief Risk Manager and General Counsel, approves all treaties and facultative transactions prior to committing any of our reinsurance capacity.

          We, like other reinsurers, rely heavily in both our facultative and treaty-based business on the surveillance and remediation activities of the primary insurers that provide us with updated information on the performance of the transactions in our reinsured portfolio. The surveillance information provided to us by the primary insurers is supplemented by our own independent evaluations of the analysis and underlying performance data provided by the ceding primary with regard to watch list transactions and verification (where possible) of ratings information provided by the primary insurers on large exposures and on transactions where significant discrepancies are evident between a ceding primary insurer’s internal rating and the reported ratings of Standard & Poor’s or Moody’s. These results are reviewed periodically by senior finance and risk management personnel. Our management committee determines the adequacy of our loss reserves and makes any necessary adjustments following such assessment.

          We also conduct on-site due diligence reviews of the companies with whom we have treaty arrangements, which include:

•	discussions with underwriting and risk management personnel to determine if there have been any changes in underwriting approach or emphasis;

•

reviews of individual underwriting, surveillance and legal files for selected treaty transactions to determine whether cessions conform with treaty eligibility criteria and to ensure that the primary insurer’s underwriting approach and implementation are consistent with our own risk tolerance;

•	reviews of watch list transactions to determine the propriety and prognosis of the credits placed on the watch list and any case reserves that may have been established; and

•	reviews of controls over ceded reinsurance reporting.

          In addition, we also review rating agency releases and other publicly available information on the credits reinsured by us to further refine our loss estimation and reserving process.

          Our investment portfolio is managed by professional asset management firms. Our investment policies are designed to require the portfolio to be managed in a manner that preserves principal, provides long term predictable growth while maximizing income, meets statutory requirements, provides adequate liquidity to meet claims and other cash needs and maintains high credit quality. Our investment policy and guidelines as adopted by our board specify eligible investments and establish a portfolio duration target, high liquidity, minimum credit ratings, single risk limits, diversification and asset allocation standards. Our finance personnel reviews our portfolio for compliance with investment policies and procedures; and the Risk Management Committee of our board of directors reviews investments and performance reports at least quarterly and meets with our portfolio managers periodically to review investment activity and results, compliance with investment guidelines, as well as to review and update investment policy and strategy in light of business developments.

          Quantitative and Qualitative Information about Market Risk. Market risk represents the potential for losses that may result from changes in the value of a financial instrument as a result of changes in market conditions. The primary market risks that would impact the value of our financial instruments are interest rate risk and credit spread risk. An estimation of potential losses arising from adverse changes in market conditions is a key element in managing market risk. Senior finance personnel is responsible for risk measurement and monitoring procedures which include periodic analyses of shifts in the yield curve and changes in credit spreads. The valuation results from these analyses could differ materially from amounts that would actually be realized in the market.

          Changes in interest rates may adversely affect the value of fixed income investment securities. The following table summarizes the estimated change in fair value on the net balance of our investment securities, assuming immediate changes in interest rates at specified levels at December 31, 2006:

Change in Interest Rates	Estimated Net Fair Value	Estimated (Decrease)/Increase in Net Fair Value

		(Dollars in millions)
300 basis point rise	$544.1	$(76.3)
200 basis point rise	567.1	(53.2)
100 basis point rise	592.9	(27.4)
Base scenario	620.4	—
100 basis point decline	645.6	25.3
200 basis point decline	668.8	48.4
300 basis point decline	695.5	75.2

          Financial instruments that may be adversely affected by changes in credit spreads include our outstanding exposure to credit derivative transactions. The primary insurer enters into these types of contracts, which require the insurer to make payments upon the occurrence of certain defined credit events relating to underlying obligations. If credit spreads relating to the underlying obligations change, the market value of the related credit derivative changes accordingly. Changes in credit spreads are generally caused by changes in the market’s perception of the credit quality of the underlying obligations. As credit spreads change, we experience unrealized or mark-to-market gains or losses on credit derivative transactions reinsured by us. However, as the primary insurer generally structures its contracts with substantial first loss protection, the price volatility of these instruments is reduced and our risk of loss is mitigated. We estimate the potential impact of credit spread changes on the value of our contracts and the following table summarizes the estimated changes in the fair value of our portfolio assuming immediate changes in credit spreads at specified levels at December 31, 2006:

Change in Credit Spreads	Estimated Net Fair Value	Estimated Gain (Loss)

75 basis point narrowing	$691,231	$631,200
50 basis point narrowing	538,901	478,869
25 basis point narrowing	386,570	326,538
Base scenario	60,032	—
25 basis point widening	81,908	21,877
50 basis point widening	(70,422)	(130,454)
75 basis point widening	(222,753)	(282,785)

          Liquidity Risk. Liquidity risk relates to the possible inability to satisfy contractual obligations when due. This risk is most present in financial guarantee contracts reinsured by us in that we are required to make loss payments to primary insurers in the event they pay losses as a result of defaults in their ceded insured obligations. We manage our liquidity risk by analysis of projected cash flows and by maintaining a minimum level of cash and short-term investments which we anticipate to be sufficient to fulfill our contractual obligations, and by maintaining a highly liquid investment portfolio.

          Legal Risk. Legal risks include uncertainty with respect to the enforceability of rights under our contractual agreements and with respect to the enforceability of rights under the financial guaranty policies which we reinsure. We seek to remove or minimize such uncertainties through consultation with internal and external legal advisers to analyze and understand the nature of legal risk, to improve documentation and to understand transaction structure.

New Accounting Pronouncements

          In January and February of 2005, the SEC discussed with financial guaranty industry participants the diversity in practice with respect to their accounting policies for loss reserves. In June 2005, the FASB added a project to its agenda to consider the accounting by financial guaranty insurers for claims liability recognition, premium recognition and deferred acquisition costs. On April 18, 2007, the FASB issued the Exposure Draft. If adopted, the Exposure Draft would clarify how FAS No. 60, “Accounting and Reporting by Insurance Enterprises,” applies to financial guarantee insurance contracts. The Exposure Draft, among other things, would change current industry practices with respect to the recognition of premium revenue and claim liabilities. In addition, the Exposure Draft would require that the measurement of the initial deferred premium revenue (liability) be the present value of the contractual premium due pursuant to the terms of the financial guarantee insurance contract, thereby changing current industry accounting practice with respect to insurance contracts priced on an installment basis by requiring that the present value of all contractual premiums due under such contracts, currently or in the future, be recorded on the company’s balance sheet as premiums receivable. Under current industry practice such premiums are not reflected on the balance sheet. We expect that the initial effect of applying the revenue recognition provisions of the Exposure Draft as currently proposed could be material to our financial statements. The FASB has indicated that the final FASB Statement is expected to be issued in the third quarter of 2007 and become effective for financial statements issued for fiscal years beginning after December 15, 2007. We are continuing to evaluate the effect of the Exposure Draft on our financial statements.

          In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” FAS No. 155 amends FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and resolves issues addressed in Statement No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of FAS No. 155 are, with respect to FAS No. 133, to address the accounting for beneficial interests in securitized financial assets and, as respects FAS No. 140, to eliminate a restriction on the passive derivative instruments that a qualifying special- purpose entity may hold. FAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of FAS No. 155 did not have any impact on our Company’s operating results or financial position.

          In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” which we refer to as FIN 48. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in a company’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 is effective for our Company as of January 1, 2007. Our Company’s adoption of FIN 48 did not have any impact on our results of operations or financial position.

          In September 2006, the FASB issued FAS No. 157, “Fair Value Measurement.” This Statement provides guidance for using fair value to measure assets and liabilities and associated disclosures about fair value measurement. Under this standard, the definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). FAS No. 157 clarifies that fair value is a market-based measurement, not an entity-specific measurement, and establishes a fair value hierarchy with the highest priority being quoted prices in active markets and the lowest priority to unobservable data. Further, FAS No. 157 requires expanded disclosures of the fair value measurements by level within the fair value hierarchy. FAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year. We are currently evaluating the potential impact of FAS No. 157 on our financial statements when adopted.

          In February 2007, the FASB issued FAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities.” This Statement provides companies with an option to report selected financial assets and liabilities at fair value. The Statement requires the fair value of the assets and liabilities that the company has chosen to fair value be shown on the face of the balance sheet. The standard also requires companies to provide additional information to enable users of the financial statements to understand the company’s reasons for electing the fair value option and how changes in the fair values affect earnings for the period. FAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for fiscal years beginning on or before November 15, 2007. We are currently evaluating the potential impact this Statement may have on our financial position and operating results.

DESCRIPTION OF THE SERIES A PREFERENCE SHARES

          The Exchange Shares will be issued pursuant to a Certificate of Designations of the Series A Preference Shares dated ____, 2007, which will be identical to the Certificate of Designations of the Series A Preference Shares dated December 7, 2006 except the terms will not contain registration rights. The terms of the Exchange Shares include those stated in the Certificate of Designations.

          The following summary of the terms and provisions of the Series A Preference Shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our memorandum of association, our amended and restated bye-laws, and the Certificates of Designations creating the Series A Preference Shares, copies of which are available upon request to us. As used in this section, “we,” “us,” “our” and “RAM Holdings” mean RAM Holdings Ltd. and do not include its subsidiaries.

General

          Our authorized share capital includes 10,000,000 preference shares, par value $0.10 per share. We have 75,000 Series A Preference Shares issued and outstanding as of the date of this prospectus. On May 3, 2007, as permitted by our bye-laws our board of directors approved the Certificate of Designations setting forth the specific rights, preferences, limitations and other terms of the Exchange Shares. We may from time to time, without notice to or the consent of holders of the Series A Preference Shares, issue additional Series A Preference Shares.

          We will generally be able to pay dividends and distributions upon liquidation, dissolution or winding-up only out of lawfully available funds for such payment (i.e., after satisfaction of all indebtedness and other non-equity claims). The Initial Shares were, and the Exchange Shares will be, fully paid and nonassessable when issued, which means that holders will have paid their purchase price in full and that we may not ask them to surrender additional funds. Holders of the Series A Preference Shares will not have preemptive or subscription rights to acquire more of our share capital.

          The Series A Preference Shares will not be convertible into, or exchangeable for, any other class or series of share capital or other securities of ours. The Series A Preference Shares will not be subject to any sinking fund, retirement fund, purchase fund or other similar provisions.

Ranking

          The Series A Preference Shares will rank senior to our junior shares (as defined herein) and equally with each other series of our preference shares that we may issue with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding-up of the affairs of RAM Holdings. At present, we have not issued shares that are senior to or in parity with the Series A Preference Shares with respect to payment of dividends and distribution of assets in liquidation, dissolution or winding up of the affairs of RAM Holdings, and we have not issued shares that are junior to the Series A Preference Shares with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding-up of the affairs of RAM Holdings other than our common shares. Subject to certain limitations contained in our bye-laws and any limitations prescribed by applicable law, our board of directors may from time to time create and issue preference shares of other series and fix their relative rights, preferences and limitations. However, the Certificates of Designations relating to the Series A Preference Shares provides that, for so long as the Series A Preference Shares are issued and outstanding, we will not issue any share capital that will rank senior to the Series A Preference Shares as to dividends and/or distributions upon the liquidation, dissolution or winding-up of the affairs of RAM Holdings without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Series A Preference Shares.

Dividends

          Dividends on the Series A Preference Shares will not be mandatory. Dividends on the Series A Preference Shares will be payable on a non-cumulative basis, only when, as and if declared by the board of directors of RAM Holdings (or a duly authorized committee of the board) out of lawfully available funds for the payment of dividends under Bermuda law, semi-annually on the 15th day of June and December of each year, beginning on June 15, 2007 and ending on December 15, 2016. These dividends will accrue with respect to a particular semi-annual dividend period, on the liquidation preference amount of $1,000 per share, at an annual rate of 7.5%. After December 15, 2016, if the Series A Preference Shares have not been redeemed or repurchased, dividends on the Series A Preference Shares will be payable on a non-cumulative basis, only when, as and if declared by the board of directors of RAM Holdings (or a duly authorized committee of the board) out of lawfully available funds for the payment of dividends under Bermuda law, quarterly on the 15th day of March, June, September and December of each year, beginning on March 15, 2017. These dividends will accrue with respect to a particular quarterly dividend period, on the liquidation preference amount of $1,000 per share, at an annual rate equal to three-month LIBOR, as defined below, plus 3.557%. The applicable dividend rate for each quarterly dividend period will be set on the first day of such quarterly dividend period, and will be set for the first quarterly dividend period on March 15, 2017 (each such date a “Dividend Reset Date”). The applicable dividend rate for each quarterly dividend period will be determined on the “LIBOR determination date” (as defined below) with respect to such quarterly dividend period. In the event that we issue additional Series A Preference Shares after the original issue date, dividends on such additional shares may accrue from the original issue date or any other date we specify at the time such additional shares are issued.

          For the purposes of determining the applicable dividend rate on the Series A Preference Shares for any dividend period commencing on or after December 15, 2016:

•

“Three-month LIBOR” means, with respect to any quarterly dividend period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period commencing on the first day of that quarterly dividend period that appears on Moneyline Telerate Page 3750 as of 11:00 a.m., London time, on the LIBOR determination date for that quarterly dividend period. If such rate does not appear on Moneyline Telerate Page 3750, three-month LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for a three-month period commencing on the first day of that quarterly dividend period and in a principal amount of not less than $1,000,000 are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the calculation agent (after consultation with us), at approximately 11:00 a.m., London time, on the LIBOR determination date for that quarterly dividend period. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, three-month LIBOR with respect to that quarterly dividend period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of the two or more quotations received. If less than two such quotes are provided, three-month LIBOR with respect to that quarterly dividend period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of the rates quoted by three major banks in New York City selected by the calculation agent (after consultation with us), at approximately 11:00 a.m., New York City time, on the first day of that quarterly dividend period for loans in the U.S. dollars to leading European banks for a three-month period commencing on the first day of that quarterly dividend period and in a principal amount of not less than $1,000,000. However, if fewer than three banks selected by the calculation agent to provide quotations are quoting as described above, three-month LIBOR for that quarterly dividend period will be the same as three-month LIBOR as determined for the previous quarterly dividend period or, in the case of the quarterly dividend period beginning on December 15, 2016, 5.353%. The establishment of three-month LIBOR for each quarterly dividend period by the calculation agent shall (in the absence of manifest error) be final and binding.

•

“Calculation agent” means the nationally recognized calculation agent appointed by us prior to the date of any redemption notice and prior to December 15, 2016, or any successor calculation agent appointed by us.

•	“LIBOR determination date” means, with respect to any quarterly dividend period, the second London banking day immediately preceding the Dividend Reset Date for that quarterly dividend period.

•	“London banking day” means any day on which commercial banks are open for general business (including dealings in deposits in U.S. dollars) in London, England.

•	“MoneyLine Telerate Page” means the display on Moneyline Telerate, Inc., or any successor service, on Telerate Page 3750 or any replacement page or pages on that service.

•

“Telerate Page 3750” means the display designated on page 3750 on MoneyLine Telerate Page (or such other page as may replace the 3750 page on the service or such other service as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. Dollar deposits).

          Dividends, if so declared, will be payable to holders of record of the Series A Preference Shares as they appear in our register of members on the applicable record date, which shall be the 15th calendar day before that dividend payment date or such other record date fixed by our board of directors (or a duly authorized committee of the board) that is not more than 60 nor less than 10 days prior to such dividend payment date (each, a “dividend record date”). These dividend record dates will apply regardless of whether a particular dividend record date is a business day. As used in this prospectus, “business day” means any day that is not a Saturday, a Sunday or a day on which banking institutions in New York City or Bermuda generally are authorized or obligated by law or executive order to close.

          A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period for the Exchange Shares will commence on and include June 15, 2007 and will end on and exclude the December 15, 2007 dividend payment date. Dividends payable on the Series A Preference Shares in respect of any dividend period commencing prior to the December 15, 2016 dividend payment date will be computed on the basis of a 360-day year consisting of twelve 30-day months. The dividend payment for any dividend period commencing prior to the December 15, 2016 dividend payment date that is longer than six months will be computed based on 30-day months and, for periods of less than a month, the actual number of days elapsed in such period, over a 360-day year. If any date on which dividends would otherwise be payable on or prior to December 15, 2016 is not a business day, then the dividend payment date will be the next succeeding business day with the same force and effect as if made on the original dividend payment date, and no additional dividends shall accrue on the amount so payable from such date to such next succeeding business day. If any date on which dividends would otherwise be payable after December 15, 2016 is not a business day, than the dividend payment date will be the next succeeding business day, unless the payment date would fall in the next calendar month, in which case the dividend payment date will be made on the next business day immediately before the scheduled payment date. Dividends payable on the Series A Preference Shares in respect of any dividend period commencing on or after the December 15, 2016 dividend payment date will be computed based on the actual number of days elapsed over a 360-day year.

          Dividends on the Series A Preference Shares will not be cumulative. Accordingly, if the board of directors of RAM Holdings (or a duly authorized committee of the board) does not declare a dividend on the Series A Preference Shares payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and will not be payable and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends are declared for any future dividend period on the Series A Preference Shares or any other preference shares we may issue in the future for any future dividend period.

          So long as any Series A Preference Shares remain issued and outstanding for any dividend period, unless the full dividends for the latest completed dividend period on all issued and outstanding Series A Preference Shares and parity shares have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside):

•	no dividend shall be paid or declared on our common shares or any other junior shares (as defined below) (other than a dividend payable solely in junior shares); and

•

no common shares or other junior shares shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) as a result of a reclassification of junior shares for or into other junior shares, or the exchange or conversion of one junior share for or into another junior share, (ii) through the use of the proceeds of a substantially contemporaneous sale of junior shares and (iii) as required by any employment contract, benefit plan or other similar agreement or arrangement with or for the benefit of one or more present or former employees, officers, directors or consultants entered into prior to the original issue date of the Series A Preference Shares).

          As used in this prospectus, “junior shares” means any class or series of our share capital that ranks junior to the Series A Preference Shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of RAM Holdings. At present, junior shares consist of our common shares.

          When dividends are not paid (or duly provided for) in full on any dividend payment date (or, in the case of parity shares (as defined below) having dividend payment dates different from the dividend payment dates pertaining to the Series A Preference Shares, on a dividend payment date falling within the related dividend period for the Series A Preference Shares) upon the Series A Preference Shares and any parity shares, all dividends declared by the board of directors of RAM Holdings (or a duly authorized committee of the board) upon the Series A Preference Shares and all such parity shares and payable on such dividend payment date (or, in the case of parity shares having dividend payment dates different from the dividend payment dates pertaining to the Series A Preference Shares, on a dividend payment date falling within the related dividend period for the Series A Preference Shares) shall be declared by the board (or such committee) on a pro rata basis in proportion to the total amounts that are due.

          As used in this prospectus, “parity shares” means any class or series of our share capital that ranks equally with the Series A Preference Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding-up of RAM Holdings. At present, we have no issued shares that would be considered parity shares. We currently have no junior shares issued and outstanding other than our common shares.

Certain Bermuda Restrictions on Payment of Dividends

          Under Bermuda law, we may not lawfully declare or pay a dividend if we have reasonable grounds for believing that we are, or would after payment of the dividend be, unable to pay our liabilities as they become due, or that the realizable value of our assets would, after payment of the dividend, be less than the aggregate value of our liabilities, issued share capital and share premium accounts. Ram Re’s ability to pay dividends to us is subject to Bermuda Insurance Laws and regulatory constraints. See “Risk Factors—We may not be able to pay dividends on or redeem our Series A Preference Shares because of limitations imposed by Bermuda law.”

Payment of Additional Amounts

          We will make all payments and distributions on the Series A Preference Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Bermuda or any other jurisdiction in which we are organized (a “taxing jurisdiction”) or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of a taxing jurisdiction or any political subdivision or taxing authority thereof or therein or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a taxing jurisdiction or any political subdivision thereof). If a withholding or deduction at source is required in respect of any payment or distribution on the Series A Preference Shares (whether in respect of a declared dividend, upon redemption, upon liquidation, dissolution or winding up of RAM Holdings or otherwise), we will, subject to certain limitations and exceptions described below, pay to the holders of the Series A Preference Shares such additional amounts as dividends as may be necessary so that every net payment made to such holders, after the withholding or deduction, will not be less than the amount provided for in the Certificates of Designations to be then due and payable.

          We will not be required to pay any additional amounts for or on account of:

1.

any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of the enforcement of rights as holder of; or receipt of payment under, such Series A Preference Shares or any Series A Preference Shares presented for payment more than 30 days after the Relevant Date. The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which, the full amount of such moneys having been so received and being available for payment to holders, notice to that effect shall have been duly given to the holders of the Series A Preference Shares;

2.

any estate, inheritance, gift, sale, transfer, or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference;

3.

any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Series A Preference Shares to comply with any reasonable request by us addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge, provided that such information or request is not materially more onerous than similar requirements under U.S. law (such as IRS Form W-8BEN) and provided further that such holder is legally able to comply with such request.

4.

any withholding or deduction required to be made pursuant to any EU Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meetings of 26-27 November 2000, 3 June 2003 or any law implementing or complying with, or introduced in order to conform to, such EU Directive; or

5.	any combination of items (1), (2), (3) and (4).

          In addition, we will not pay additional amounts with respect to any payment on any such Series A Preference Shares to any holder who is a fiduciary, partnership, limited liability company or other pass-thru entity other than the sole beneficial owner of such Series A Preference Shares if such payment would be required by the laws of the relevant taxing jurisdiction (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-thru entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such additional amounts had it been the holder of the Series A Preference Shares.

          If we become obligated to pay any additional amounts as a result of a change in tax law, we will also have the option to redeem the Series A Preference Shares. See “—Tax Redemption” in this prospectus.

Liquidation Rights

          Upon any voluntary or involuntary liquidation, dissolution or winding-up of RAM Holdings, holders of the Series A Preference Shares and any parity shares are entitled to receive out of our assets available for distribution to shareholders, after satisfaction of liabilities to creditors, if any, but before any distribution of assets is made to holders of our common shares or any of our other shares ranking junior as to such a distribution to the Series A Preference Shares, a liquidating distribution in the amount of $1,000 per Series A Preference Share plus any declared but unpaid dividends. Holders of the Series A Preference Shares will not be entitled to any other amounts from us after they have received their full liquidation preference and declared but unpaid dividends.

          In any such distribution, if our assets are not sufficient to pay the liquidation preferences in full to all holders of the Series A Preference Shares and all holders of any parity shares, the amounts paid to the holders of Series A Preference Shares and to the holders of any parity shares will be paid on a pro rata basis in proportion to the total amounts that are due but only to the extent we have assets available after satisfaction of all liabilities to creditors. In any such distribution, the “liquidation preference” of any holder of preference shares means the amount payable to such holder in such distribution, including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends in the case of any holder of shares on which dividends accrue on a cumulative basis). If the liquidation preference has been paid in full to all holders of the Series A Preference Shares and any holders of parity shares, the holders of our other shares shall be entitled to receive all of our remaining assets according to their respective rights and preferences.

          The Certificates of Designations for the Series A Preference Shares do not contain any provision requiring funds to be set aside to protect the liquidation preferences of our Preference Shares even though it is substantially in excess of the par value thereof.

          For purposes of this section, a consolidation, amalgamation, merger, arrangement, reincorporation, discontinuance, de-registration or reconstruction involving RAM Holdings or the sale, assignment, lease, conveyance or transfer of all or substantially all of the shares or the property or business of RAM Holdings will not be deemed to constitute a liquidation, dissolution or winding-up of RAM Holdings.

Redemption

     Optional Redemption

          Prior to December 15, 2016, the Series A Preference Shares will be redeemable at our option, at any time in whole or from time to time in part, upon not less than 30 days nor more than 60 days notice, at a redemption price per share equal to the sum of (a) 100% of the $1,000 liquidation preference per Series A Preference Share plus (b) declared and unpaid dividends per Series A Preference Share, if any, without accumulation of any undeclared dividends plus (c) any applicable “early make-whole premium.” On and after December 15, 2016, the Series A Preference Shares will be redeemable at our option, at any time in whole or from time to time in part, upon not less than 30 days nor more than 60 days notice, at a redemption price equal to $1,000 per share, plus declared and unpaid dividends, if any, without accumulation of any undeclared dividends. Holders of the Series A Preference Shares will have no right to require the redemption of the Series A Preference Shares.

          The amount of the “early make-whole premium” per Series A Preference Share to be redeemed in accordance with the foregoing paragraph will be equal to the excess, if any, of:

          (1) the sum of the present values, calculated as of the date fixed for redemption (the “early redemption date”), of:

(a) each dividend payment that, but for such redemption, would have been payable on the Series A Preference Share being redeemed on each dividend payment date occurring during the period beginning on the early redemption date and ending on December 15, 2016, assuming for the purpose of calculating this “early make-whole premium” only that the board of directors of RAM Holdings (or a duly authorized committee of the board) had declared a dividend payable on that Series A Preference Share on each such dividend payment date; and

(b) the mandatory redemption price that, but for such redemption, would have been payable on the mandatory redemption date (as defined below) in respect of such Series A Preference Share being redeemed; over

          (2) the $1,000 liquidation preference per Series A Preference Share being redeemed.

          The present value of the dividend payments and mandatory redemption price referred to in clause (1) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each dividend payment or mandatory redemption price from the date that such dividend payment or mandatory redemption price would have been payable, but for the redemption, to the early redemption date at a discount rate equal to the Treasury Yield plus 37.5 basis points.

          RAM Holdings will appoint an independent investment banking institution of national standing to calculate the early make-whole premium; provided that Merrill Lynch, Pierce, Fenner & Smith Incorporated will make such calculation if (1) RAM Holdings fails to make such appointment at least 30 days prior to the early redemption date, or (2) the institution so appointed is unwilling or unable to make such calculation. If Merrill Lynch, Pierce, Fenner & Smith Incorporated is to make such calculation but is unwilling or unable to do so, then the calculation agent will appoint an independent investment banking institution of national standing to make such calculation. In any case, the institution making such calculation is referred to in this prospectus as the “Independent Investment Banker.”

          For purposes of determining the early make-whole premium, “Treasury Yield” means a rate of interest per year equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to December 15, 2016 of the Series A Preference Shares to be redeemed, calculated to the nearest 1/12th of a year (the “Remaining Term”). The Independent Investment Banker will determine the Treasury Yield as of the third business day immediately preceding the applicable early redemption date.

          The Independent Investment Banker will determine the weekly average yields of United States Treasury Notes by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated “H.15(519) Selected Interest Rates” or any successor release (the “H.15 Statistical Release”). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Independent Investment Banker will calculate the Treasury Yield by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). The Independent Investment Banker will round any weekly average yields so calculated to the nearest 1/100th of a 1%, and will round upward for any figure of 1/200th of 1% or above. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Independent Investment Banker will select comparable rates and calculate the Treasury Yield by reference to those rates.

     Tax Redemption

          Prior to December 15, 2016, we will have the option to redeem the Series A Preference Shares at any time in whole or from time to time in part, upon not less than 30 days nor more than 60 days notice, if there is a “change in tax law” that would require us or any successor corporation to pay any additional amounts with respect to the Series A Preference Shares and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to us or any successor corporation, at a redemption price per share (“tax event redemption price”) equal to the sum of: (a) 100% of the $1,000 liquidation preference per Series A Preferred Share being redeemed plus (b) declared and unpaid dividends per Series A Preferred Share, if any, without accumulation of any undeclared dividends plus (c) any applicable “tax event make-whole premium.”

          A “change in tax law” that would trigger the provisions of the preceding paragraph would be (a) a change in or amendment to laws, regulations or rulings of any jurisdiction, political subdivision or taxing authority described in the next sentence, (b) a change in the official application or interpretation of those laws, regulations or rulings or (c) any execution of or amendment to any treaty affecting taxation to which any jurisdiction, political subdivision or taxing authority described in the next sentence is party after the date of this prospectus. The jurisdictions, political subdivisions and taxing authorities referred to in the previous sentence are (a) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (b) any jurisdiction from or through which we or our dividend disbursing agent are making payments on the Series A Preference Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (c) any other jurisdiction in which RAM Holdings or a successor corporation is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.

          The amount of the “tax event make-whole premium” per Series A Preferred Share to be redeemed will be calculated by the Independent Investment Banker and will be equal to the excess, if any, of:

(1) the sum of the present values, calculated as of the date fixed for redemption (the “tax event redemption date”), of:

(a) each dividend payment that, but for such redemption, would have been payable on the Series A Preferred Share being redeemed on each dividend payment date occurring during the period beginning on the tax event redemption date and ending on December 15, 2016, assuming for the purpose of calculating this “tax event make-whole premium” only that the board of directors of RAM Holdings (or a duly authorized committee of the board) had declared a dividend payable on that Series A Preferred Share on each such dividend payment date; and

(b) the mandatory redemption price that, but for such redemption, would have been payable on the mandatory redemption date in respect of such Series A Preferred Share being redeemed; over

          (2) the $1,000 liquidation preference per Series A Preferred Share being redeemed.

          The present values of dividend payments and mandatory redemption price referred to in clause (1) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each dividend payment or mandatory redemption price from the date that each such dividend payment or mandatory redemption price would have been payable, but for the redemption, to the tax event redemption date at a discount rate equal to the Treasury Yield plus 50 basis points.

          The Independent Investment Banker will determine the Treasury Yield in the manner described above under “—Optional Redemption.”

          In addition, prior to December 15, 2016, we will have the option to redeem the Series A Preference Shares at any time in whole or from time to time in part, upon not less than 30 days nor more than 60 days notice at the tax event redemption price, if the entity formed by a consolidation, merger or amalgamation involving us or the entity to which we convey, transfer or lease substantially all our properties and assets is required to pay additional amounts in respect of any tax, assessment or governmental charge imposed on any holder of Series A Preference Shares as a result of a change in tax law that occurred after the date of the consolidation, merger, amalgamation, conveyance, transfer or lease and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to us or any successor corporation.

     Mandatory Redemption

          We are required to redeem the Series A Preference Shares in whole on December 15, 2066 (the “mandatory redemption date”) at a redemption price of $1,000 per share (the “mandatory redemption price”), plus declared and unpaid dividends, without accumulation of any undeclared dividends. We will be required to deposit with a bank or trust company sufficient funds for the payment of the full amount payable upon redemption of such shares on December 15, 2066, as described below under “Redemption Procedures.”

          If and for so long as we fail for any reason to deposit such funds sufficient to redeem the Series A Preference Shares on December 15, 2066, we will not (1) redeem or otherwise acquire any parity shares or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any parity shares (except in connection with a redemption, sinking fund or other similar obligation in which shares of Series A Preference Shares receive a pro rata share) or (2) declare or make any distribution on junior shares, or redeem or otherwise acquire any junior shares, or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of the junior shares.

          The Series A Preference Shares are not subject to any other mandatory redemption, sinking fund, retirement fund, purchase fund or similar provisions.

     General Redemption Procedures

          The redemption price for any Series A Preference Shares shall be payable on the date fixed for redemption to the holders of such shares against book entry transfer or surrender of the certificate(s) evidencing such shares to us or our agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the dividend record date for a dividend period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such dividend record date relating to the dividend payment date provided in “—Dividends” above.

          Prior to delivering notice of redemption as provided below, we will file with our corporate records (which may include our minute book) a certificate signed by one of our officers affirming our compliance with the redemption provisions under the Companies Act relating to the Series A Preference Shares, and stating that there are reasonable grounds for believing that we are, and after the redemption will be, able to pay our liabilities as they become due. We will mail a copy of this certificate with the notice of any redemption.

          If the Series A Preference Shares are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the Series A Preference Shares to be redeemed, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the Series A Preference Shares are held in book-entry form through The Depository Trust Company, or “DTC,” we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•	the redemption date;

•

the number of Series A Preference Shares to be redeemed and, if less than all the Series A Preference Shares held by such holder are to be redeemed, the number of such Series A Preference Shares to be redeemed from such holder;

•	the redemption price; and

•

that the shares should be delivered via book entry transfer or the place or places where holders may surrender certificates evidencing the Series A Preference Shares for payment of the redemption price.

          On or prior to the date fixed for redemption of the Series A Preference Shares or any part thereof as specified in the notice of redemption for such Series A Preference Shares, we will deposit adequate funds for such redemption, in trust for the account of holders of the Series A Preference Shares, with a bank or trust company that has an office in the United States, and that has, or is an affiliate of a bank or trust company that has, capital and surplus of at least $50,000,000. If the name and address of such bank or trust company and the deposit of or intent to deposit the redemption funds in such trust account have been stated in the redemption notice, then from and after the mailing of the notice and the making of such deposit the Series A Preference Shares called for redemption will no longer be deemed to be issued and outstanding for any purpose whatsoever, and all rights of the holders of such Series A Preference Shares in or with respect to us will cease and terminate except to the right of the holders of the Series A Preference Shares:

•	to transfer such Series A Preference Shares prior to the date fixed for redemption; and

•

to receive the redemption price of such Series A Preference Shares, including declared and unpaid dividends and any applicable make-whole premium, without accumulation of any undeclared dividends, upon surrender of the certificate or certificates representing the Series A Preference Shares to be redeemed.

•

Any moneys so deposited by us that remain unclaimed by the holders of the Series A Preference Shares called for redemption will, at the end of six years after the redemption date, be paid to us upon our request, after which repayment the holders of the Series A Preference Shares called for redemption can no longer look to such bank or trust company for the payment of the redemption price but must look only to us for the payment of any lawful claim for such moneys which holders of such Series A Preference Shares may have. After such six-year period, the right of any shareholder or other person to receive such payment may lapse through limitations imposed in the manner and with the effect provided under the laws of Bermuda.

          In case of any redemption of only part of the Series A Preference Shares at the time issued and outstanding, the Series A Preference Shares to be redeemed shall be selected either pro rata or in such other manner as we may determine to be fair and equitable. However, if the Series A Preference Shares are solely registered in the name of Cede & Co. and traded through DTC, then DTC will select the Series A Preference Shares to be redeemed in accordance with its practices as described below in “—Book Entry; Delivery and Form.”

          Our ability to exercise our option to redeem the Series A Preference Shares prior to December 15, 2046 as described above will be limited by the terms of our Replacement Capital Covenant in favor of certain of our debtholders. Our Replacement Capital Covenant states that if we redeem Series A Preference Shares on or before December 15, 2046, while our covered debt is outstanding, and subject to certain limitations we will do so only if and to the extent that the aggregate redemption price is equal to or less than the proceeds of issuances of certain qualifying securities within the prior six months. See “—Redemption Subject to Replacement Capital Covenant” below.

Certain Bermuda Restrictions on Redemption

          Under Bermuda law, we may not redeem our preference shares (including the Series A Preference Shares) at any time if we have reasonable grounds for believing that we are, or after the redemption would be, unable to pay our liabilities as they become due. Preference shares (including the Series A Preference Shares) may not be redeemed except out of the capital paid up thereon or out of our funds that would otherwise be available for dividends or distributions or out of the proceeds of a fresh issue of shares made for the purpose of the redemption. The premium, if any, payable on redemption must be provided for out of our funds that would otherwise be available for dividends or distributions or out of our share premium account before the preference shares are redeemed. Preference shares also may not be redeemed if as a result of the redemption, our issued share capital would be reduced below the minimum capital specified in the memorandum of association of RAM Holdings.

Voting Rights

          Except as provided below or as required by law, the holders of the Series A Preference Shares will have no voting rights.

          Notwithstanding our bye-laws, the affirmative vote or consent of the holders of at least 66 2/3% of the issued and outstanding Series A Preference Shares will be required for the authorization or issuance of any share capital that will rank senior to the Series A Preference Shares as to dividends and/or distributions upon the liquidation, dissolution or winding-up of the affairs of RAM Holdings.

          The bye-laws of RAM Holdings provide that all or any of the special rights of any class of shares (including the Series A Preference Shares) issued may be altered or abrogated with the consent in writing of the holders of not less than seventy-five percent (75%) of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or proxy. The necessary quorum requirements for the separate general meeting shall be two or more persons holding or representing by proxy more than fifty percent (50%) of the aggregate voting power of the shares of the relevant class. The bye-laws of RAM Holdings also provide that the rights attaching to or the terms of issue of such shares or class of shares (including the Series A Preference Shares), as the case may be, shall not be deemed to be altered by (i) the creation or issue of further shares ranking pari passu therewith or having different restrictions, or (ii) the creation or issue of further shares ranking in priority for payment of a dividend or in respect of capital or which confer on the holder thereof voting rights more favorable to them. The Companies Act provides that in certain circumstances, non-voting shares have the right to vote (for example without limitation, converting a limited liability company to unlimited liability company, discontinuance of a company from Bermuda, amalgamation or conversion of preference shares into redeemable preference shares).

          Without the consent of the holders of the Series A Preference Shares, so long as such action does not adversely affect the special rights, preferences, privileges and voting powers of the Series A Preference Shares, taken as a whole, we may amend, alter, supplement or repeal any terms of the Series A Preference Shares:

•	to cure any ambiguity, or to cure, correct or supplement any provision contained in the Certificates of Designations for the Series A Preference Shares that may be defective or inconsistent; or

•	to make any provision with respect to matters or questions arising with respect to the Series A Preference Shares that is not inconsistent with the provisions of the Certificates of Designations.

          The foregoing voting provisions will not apply with respect to the Series A Preference Shares if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series A Preference Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of Series A Preference Shares to effect such redemption.

Transfer Agent, Registrar, Dividend Disbursing Agent and Redemption Agent

          The Bank of New York is the transfer agent, registrar, dividend disbursing agent and redemption agent for the Series A Preference Shares.

Book-Entry; Delivery and Form

          The Exchange Shares will be represented by one or more global securities that will be deposited with and registered in the name of DTC or its nominee. This means that we will not issue certificates to you for the Exchange Shares except in limited circumstances. The global securities will be issued to DTC, the depository for the Exchange Shares, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Exchange Shares. Each participant will then keep a record of its clients. Unless exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global securities will be shown on, and transfers of the global securities will be made only through, records maintained by DTC and its participants.

          DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants (direct participants) deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. We do not take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

          DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

          DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

          When you purchase Series A Preference Shares through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the Series A Preference Shares on DTC’s records. Since you actually own the Series A Preference Shares, you are the beneficial owner and your ownership interest will only be recorded in the direct (or indirect) participants’ records. DTC has no knowledge of your individual ownership of the Series A Preference Shares. DTC’s records only show the identity of the direct participants and the amount of the Series A Preference Shares held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. Thus, the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers like you.

          We will wire dividend payments to DTC’s nominee and we will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we will have no direct responsibility or liability to pay amounts due on the global securities to you or any other beneficial owners in the global securities.

          Any redemption notices will be sent by us directly to DTC, who will in turn inform the direct participants, who will then contact you as a beneficial holder.

          It is DTC’s current practice, upon receipt of any payment of dividends or liquidation amount, to credit direct participants’ accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with Preference securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with the Series A Preference Shares held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC or us.

          Series A Preference Shares represented by global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the Series A Preference Shares to be represented by global securities.

          If the book-entry-only system is discontinued, the transfer agent will keep the registration books for the Series A Preference Shares at its corporate office.

MATERIAL TAX CONSIDERATIONS

          The following summary of our taxation and the taxation of our shareholders is based upon current law and is for general information only. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

          The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of the material tax considerations under (i) ”Taxation of RAM Holdings and RAM Re — Bermuda” and “Taxation of Shareholders — Bermuda Taxation” is based upon the advice of Conyers Dill & Pearman, Hamilton, Bermuda, our Bermuda counsel and (ii) ”Taxation of RAM Holdings and RAM Re — United States” and “Taxation of Shareholders — United States Taxation” is based upon the advice of LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York. The advice of such firms does not include any factual or accounting matters, determinations or conclusions including amounts and computations of RPII and amounts or components thereof or facts relating to our business or activities. The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to us or holders of Series A Preference Shares. The tax treatment of a holder of Series A Preference Shares, or of a person treated as a holder of Series A Preference Shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Statements contained herein as to the beliefs, expectations and conditions of RAM Holdings and RAM Re as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.

          PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING OUR SERIES A PREFERENCE SHARES.

Taxation of Shareholders

Bermuda Taxation

          Currently, there is no Bermuda income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax or other tax payable by holders of the Series A Preference Shares, other than shareholders ordinarily resident in Bermuda, if any.

United States Taxation

          The following summary sets forth the material U.S. federal income tax considerations related to the exchange of Initial Shares for Exchange Shares and the ownership and disposition of Series A Preference Shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Persons (as defined below) who acquire their Series A Preference Shares through this exchange offer, who do not own (directly, indirectly through non-U.S. entities or “constructively”) shares (other than Initial Shares) of RAM Holdings or RAM Re prior to this offering and who hold their Series A Preference Shares as capital assets within the meaning of section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. In addition, except as disclosed below, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers or traders in securities, tax exempt organizations, expatriates, investors in pass through entities, persons who are considered with respect to any of us as “United States shareholders” for purposes of the CFC rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of RAM Holdings or RAM Re shares entitled to vote (that is, 10% U.S. Shareholders)), or persons who hold their shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the Treasury Regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States or of any non-U.S. government. Persons considering making an investment in our shares should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction prior to making such investment.

          If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our Series A Preference Shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor.

          For purposes of this discussion, the term “U.S. Person” means: (i) an individual citizen or resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States, or under the laws of any State thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

          Taxation of the Exchange. Provided that we were not characterized as a PFIC for 2006 (as we believe is the case, see the discussion below under “Passive Foreign Investment Companies”), shareholders exchanging Initial Shares for Exchange Shares should not recognize gain or loss as a result of the exchange for U.S. federal income tax purposes. For such purposes, an exchanging shareholder will have the same tax basis and holding period in the Exchange Shares as it did in the Initial Shares at the time of the exchange.

          Taxation of Distributions. Subject to the discussions below relating to the potential application of the CFC, RPII and PFIC rules, cash distributions made with respect to the Series A Preference Shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of RAM Holdings (as computed using U.S. tax principles). To the extent such distributions exceed RAM Holdings’ earnings and profits, they will be treated first as a return of the shareholder’s basis in their shares to the extent thereof, and then as gain from the sale of a capital asset. Dividends paid by us to corporate holders will not be eligible for the dividends received deduction. Dividends paid by us on our Series A Preference Shares will not be eligible for reduced rates of tax as qualified dividend income.

          Classification of RAM Holdings or RAM Re as CFCs. Each 10% U.S. Shareholder of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC, directly or indirectly through non-U.S. entities, on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” of a non-U.S. insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income). A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (that is, “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation on any day of the taxable year of such corporation, which we refer to as the 50% CFC Test. For purposes of taking into account insurance income, a CFC also includes a non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned (directly, indirectly through non-U.S. entities or constructively) by 10% U.S. Shareholders on any day of the taxable year of such corporation, which we refer to as the 25% CFC Test, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain insurance or reinsurance related to same country risks written by certain insurance companies not applicable here), exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. Moreover, RAM Re may be characterized as a CFC even if, based on the nominal voting power attributable to its shares, it avoids CFC characterization under the 50% CFC Test in the case of RAM Holdings and the 25% CFC Test in the case of RAM Re if, based on the facts and circumstances, U.S. Persons who are not 10% U.S. Shareholders based on the nominal voting power attributable to the shares of RAM Holdings or RAM Re owned by such U.S. Persons exercise control over RAM Holdings or RAM Re disproportionate to their nominal voting power in such a manner that RAM Holdings or RAM Re should be considered a CFC under the 50% CFC Test or 25% CFC Test, as applicable.

          We believe, subject to the discussion below, that because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power (these provisions are described in “Description of Share Capital” in our Forms S-1 filed with the SEC April 27, 2006) and other factors (including the limited voting power of the Series A Preference Shares) no U.S. Person who acquires Series A Preference Shares in this exchange offer directly or indirectly through non-U.S. entities and that did not own (directly, indirectly through non-U.S. entities, or “constructively”) shares (other than Initial Shares) of RAM Holdings or RAM Re prior to this offering should be treated as owning (directly, indirectly through non-U.S. entities or “constructively”) 10% or more of the total voting power of all classes of shares of RAM Holdings or RAM Re. We note that the provisions in our organizational documents that limit voting power could reduce or eliminate an investor’s voting power in circumstances in which, pursuant to certain constructive ownership rules, shares owned or deemed owned by the investor are attributed to another investor or shares owned or deemed owned by another investor are attributed to the investor or the investor is invested in an entity in which another investor invests. However, neither we nor investors may be aware of circumstances in which shares may be so attributed in order to timely effectuate these provisions. In addition, the IRS could challenge the effectiveness of the provisions in our organizational documents and a court could sustain such a challenge. Accordingly, no assurance can be given that a U.S. Person other than PMI who owns our shares will not be characterized as a 10% U.S. Shareholder.

          The RPII CFC Provisions. The following discussion generally is applicable only if the RPII of RAM Re, determined on a gross basis, is 20% or more of its gross insurance income for the taxable year and the 20% Ownership Exception (as defined below) is not met. The following discussion generally would not apply for any fiscal year in which RAM Re’s RPII falls below the 20% threshold or the 20% Ownership Exception is met. Although we cannot be certain, we believe that RAM Re met the 20% Ownership Exception in prior years of operation and will meet the 20% Ownership Exception for each tax year for the foreseeable future. Additionally, as RAM Holdings is not licensed as an insurance company we do not anticipate that RAM Holdings will have insurance income, including RPII.

          RPII is any insurance income (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a RPII shareholder (as defined below) or a related person (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. The term “RPII shareholder” means any U.S. Person who owns (directly or indirectly through non-U.S. entities) any amount of RAM Holdings’ or RAM Re’s shares. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a related person with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50% measured by vote or value, of the stock of the corporation. RAM Re will be treated as a CFC under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through non-U.S. entities or constructively) 25% or more of the shares of RAM Re by vote or value.

          RPII Exceptions. The special RPII rules do not apply to RAM Re if (i) direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated as owning (directly or indirectly through entities) less than 20% of the voting power and less than 20% of the value of the shares of RAM Re, which we refer to as the 20% Ownership Exception, (ii) RPII, determined on a gross basis, is less than 20% of the gross insurance income of RAM Re for the taxable year, which we refer to as the 20% Gross Income Exception, (iii) RAM Re elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business and to waive all treaty benefits with respect to RPII and meet certain other requirements or (iv) RAM Re elects to be treated as a U.S. corporation and waives all treaty benefits and meets certain other requirements. RAM Re does not intend to make these elections. Where none of these exceptions applies to RAM Re, each U.S. Person owning directly or indirectly through non-U.S. entities, any shares in RAM Holdings (and therefore indirectly, in RAM Re) on the last day of RAM Re’s taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII of RAM Re for the portion of the taxable year during which RAM Re was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such U.S. Persons at that date, but limited by each such U.S. Person’s share of RAM Re’s current-year earnings and profits as reduced by the U.S. Person’s share, if any, of certain prior-year deficits in earnings and profits. RAM Re intends to operate in a manner that is intended to ensure that it qualifies for the 20% Ownership Exception; however, it is possible that we will not be successful in qualifying under this exception. RAM Re has not qualified for the 20% Gross Income Exception in recent prior years, and it is unclear whether RAM Re will qualify for the 20% Gross Income Exception in the future.

          Computation of RPII. In order to determine how much RPII RAM Re has earned in each taxable year (for purposes of providing this information to RPII shareholders), RAM Re may obtain and rely upon information from its insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through non-U.S. entities) shares of RAM Re and are U.S. Persons. RAM Re may not be able to determine whether any of its underlying direct or indirect insureds are RPII shareholders or related persons to such RPII shareholders. Consequently, RAM Re may not be able to determine accurately the gross amount of RPII it earns in a given taxable year or whether the 20% Ownership Exception is met. For any year in which the 20% Ownership Exception does not apply and the 20% Gross Income Exception is not met, RAM Holdings may also seek information from its shareholders as to whether beneficial owners of RAM Re shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent RAM Holdings is unable to determine whether a beneficial owner of RAM Re shares is a U.S. Person, RAM Holdings may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders.

          If, as expected, for each taxable year RAM Re meets the 20% Ownership Exception, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includible in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

          Apportionment of RPII to U.S. Holders. Every RPII shareholder who directly or indirectly owns shares of RAM Re on the last day of any taxable year of RAM Re in which the 20% Ownership Exception does not apply to RAM Re and the 20% Gross Income Exception is not met should expect that for such year the RPII Shareholder will be required to include in gross income its share of RAM Re’s RPII for the portion of the taxable year during which RAM Re was a CFC under the RPII provisions, whether or not distributed, even though such shareholders may not have owned the shares throughout such period. A RPII shareholder who owns RAM Re shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of RAM Re’s RPII.

          Basis Adjustments. A RPII shareholder’s tax basis in its shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by RAM Holdings out of previously taxed RPII income. The RPII shareholder’s tax basis in its Series A Preference Shares will be reduced by the amount of such distributions that are excluded from income.

          Uncertainty as to Application of RPII. The RPII provisions have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII provisions by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the U.S. Treasury Department to prescribe “such regulations as may be necessary to carry out the purpose of this subsection including ... regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” Accordingly, the meaning of the RPII provisions and the application thereof to RAM Re is uncertain. In addition, we cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Any prospective investors considering an investment in Series A Preference Shares should consult his tax advisor as to the effects of these uncertainties.

          Information Reporting. Under certain circumstances, U.S. Persons who own (directly or indirectly) shares in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a RPII shareholder, (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the non-U.S. corporation, and who owned the stock on the last day of that year and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. For any taxable year in which RAM Holdings determines that the 20% Gross Income Exception is not met and the 20% Ownership Exception does not apply, RAM Holdings will provide to all U.S. Persons registered as shareholders of its shares a completed IRS Form 5471 or the relevant information necessary to complete the form. Failure to file IRS Form 5471 may result in penalties.

          Tax-Exempt Shareholders. Tax-exempt entities will generally be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII shareholder also must file IRS Form 5471 in the circumstances described above.

          Dispositions of Series A Preference Shares. Subject to the discussions below relating to the potential application of the Code section 1248 and PFIC rules, U.S. holders of Series A Preference Shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of Series A Preference Shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these Series A Preference Shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 15% for individuals and certain other non-corporate shareholders and 35% for corporations. Moreover, gain, if any, generally will be U.S. source gain and will generally constitute “passive income” for foreign tax credit limitation purposes.

          Code section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). We believe that, because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. shareholder of RAM Holdings should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of RAM Holdings; to the extent this is the case, the application of Code section 1248 under the regular CFC rules should not apply to dispositions of our Series A Preference Shares. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge. A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, RAM Holdings will provide a completed IRS Form 5471 or the relevant information necessary to complete the Form.

          Code section 1248 also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% U.S. Shareholder or whether the 20% Gross Income Exception is met or the 20% Ownership Exception applies. Existing proposed regulations do not address whether Code section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. We believe, however, that this application of Code section 1248 under the RPII rules should not apply to dispositions of Series A Preference Shares because RAM Holdings will not be directly engaged in the insurance business. We cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the U.S. Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of Series A Preference Shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of Series A Preference Shares.

          Redemption of Series A Preference Shares. Upon redemption of our Series A Preference Shares, subject to the discussion above relating to the potential application of the Code section 1248 rules and the discussion below relating to the PFIC rules, you will generally recognize capital gain or loss as described above under “Disposition of Series A Preference Shares,” provided that the redemption meets at least one of the following requirements as determined under U.S. federal income tax principles:

•	the redemption is not essentially equivalent to a dividend;

•	the redemption results in a complete termination of your interest in our shares; or

•	the redemption is substantially disproportionate with respect to you.

          In determining whether any of the above requirements applies, shares considered to be owned by you by reason of certain attribution rules must be taken into account. It may be more difficult for a person who owns, actually or constructively by operation of the attribution rules, our shares to satisfy any of the above requirements. Dividend income may be recognized, however, to the extent cash is received in payment of declared but unpaid dividends.

          If the redemption does not satisfy any of the above requirements, then the entire amount received (without offset for your tax basis in your Series A Preference Shares) will be treated as a distribution as described under “-Taxation of Distributions” above. Prospective investors should consult their own tax advisors as to the U.S. federal income tax consequences of a redemption of Series A Preference Shares.

          Passive Foreign Investment Companies. In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income”, or the 75% test or (ii) 50% or more of its assets produce (or are held for the production of) passive income, or the 50% test.

          If RAM Holdings were characterized as a PFIC during a given year, each U.S. Person holding our Preference Shares would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless such person is a 10% U.S. Shareholder or made a “qualified electing fund election.” It is uncertain that RAM Holdings would be able to provide its shareholders with the information necessary for a U.S. Person to make a qualified electing fund election. In addition, if RAM Holdings were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of their shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to the generally applicable U.S. federal income tax and an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership. In addition, a distribution paid by a PFIC to U.S. Shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for a reduced rate of tax as qualified dividend income.

          For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business ... is not treated as passive income.” The PFIC provisions also contain a look-through rule under which a non-U.S. corporation shall be treated as if it “received directly its proportionate share of the income ...” and as if it “held its proportionate share of the assets ...” of any other corporation in which it owns at least 25% of the value of the stock. Under the look-through rule, RAM Holdings should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of RAM Re for purposes of the 75% test and the 50% test. We expect that the income and assets of RAM Holdings other than the income generated by RAM Re and the assets held by RAM Re will be de minimis in each year of operations with respect to the overall income and assets of RAM Holdings and RAM Re.

          The insurance income exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. We expect, for purposes of the PFIC rules, that RAM Re will be predominantly engaged in the active conduct of an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. Accordingly, the Insurance Company Exception should apply to RAM Re, and none of the income or assets of RAM Re should be treated as passive. As a result, based upon the look-through rule, we believe that RAM Holdings was not and should not be treated as a PFIC. We cannot be certain, however, as there are currently no regulations regarding the application of the PFIC provisions to an insurance company and new regulations or pronouncements interpreting or clarifying these rules may be forthcoming, that the IRS will not challenge this position and that a court will not sustain such challenge. Prospective investors should consult their tax advisor as to the effects of the PFIC rules.

          Foreign Tax Credit. Because it is anticipated that U.S. Persons will own a majority of our shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of Series A Preference Shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the subpart F income, RPII and dividends that are foreign source income will constitute either “passive” or “general” income. Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

          Information Reporting and Backup Withholding on Distributions and Disposition Proceeds. Information returns may be filed with the IRS in connection with distributions on the Series A Preference Shares and the proceeds from a sale or other disposition of the Series A Preference Shares unless the holder of the Series A Preference Shares establishes an exemption from the information reporting rules. A holder of Series A Preference Shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or non-U.S. Person or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person’s U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is furnished to the IRS.

          Proposed U.S. Tax Legislation. Legislation has been introduced in the U.S. Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. While we believe there are no currently pending legislative proposals which, if enacted, would have a material adverse effect on us or our shareholders, it is possible that legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on us or our shareholders.

          Additionally, the U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States or is a PFIC, or whether U.S. Persons would be required to include in their gross income the subpart F income or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

Taxation of RAM Holdings and RAM Re

Bermuda

          Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. RAM Holdings and RAM Re have each obtained from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to RAM Holdings and RAM Re or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. RAM Holdings and RAM Re could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to RAM Holdings and RAM Re. RAM Holdings and RAM Re each pay annual Bermuda government fees, and RAM Re pays annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

United States

          The following discussion is a summary of material U.S. tax considerations relating to our operations. A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether business is being conducted in the United States is an inherently factual determination. Because the Code, regulations and court decisions fail to definitively identify activities that constitute being engaged in a trade or business in the United States, we cannot be certain that the IRS will not contend successfully that RAM Holdings and/or RAM Re are or will be engaged in a trade or business in the United States for U.S. federal income tax purposes. A non-U.S. corporation deemed to be so engaged would be subject to U.S. federal income tax at regular corporate rates, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a non-U.S. corporation is generally entitled to deductions and credits only if it files a U.S. federal income tax return. RAM Re does not intend to file protective U.S. federal income tax returns. The highest marginal federal income tax rates currently are 35% for a corporation’s effectively connected income and 30% for the additional “branch profits” tax.

          If RAM Re is entitled to benefits under the income tax treaty between the United States and Bermuda, which we refer to as the Bermuda Treaty, RAM Re would not be subject to U.S. federal income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. No regulations interpreting the Bermuda Treaty have been issued. RAM Re currently intends to conduct its activities so that it does not have a permanent establishment in the United States, although we cannot be certain that we will achieve this result.

          An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. We cannot be certain that RAM Re will be eligible for Bermuda Treaty benefits immediately following this offering or in the future because of factual and legal uncertainties regarding the residency and citizenship of RAM Holdings’ shareholders. RAM Holdings would not be eligible for treaty benefits because it is not an insurance company. Accordingly, RAM Holdings and RAM Re have conducted and intend to conduct substantially all of their operations outside the United States and to limit their U.S. contacts so that neither RAM Holdings nor RAM Re should be treated as engaged in the conduct of a trade or business in the United States.

          Non-U.S. insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If RAM Re is considered to be engaged in the conduct of an insurance business in the United States and it is not entitled to the benefits of the Bermuda Treaty in general (because it fails to satisfy one of the limitations on treaty benefits discussed above), the Code could subject a significant portion of RAM Re’s investment income to U.S. federal income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income. If RAM Re is considered engaged in the conduct of an insurance business in the United States and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of RAM Re’s investment income could be subject to U.S. federal income tax.

          Non-U.S. corporations not engaged in a trade or business in the United States are nonetheless subject to a U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties. The Bermuda Treaty does not reduce the U.S. federal withholding rate on U.S.-sourced investment income.

          The United States also imposes an excise tax on insurance and reinsurance premiums paid to non-U.S. insurers or reinsurers (i) with respect to risks of a U.S. entity or individual risks located wholly or partly within the United States and (ii) with respect to risks of a non-U.S. entity or individual engaged in a trade or business in the United States which are located within the United States. The rates of tax applicable to premiums paid to RAM Re are 4% for casualty insurance premiums and 1% for reinsurance premiums.

PLAN OF DISTRIBUTION

          We are not using any underwriters for this exchange offer. We also are bearing the expenses of the exchange.

          Each broker-dealer that receives Exchange Shares for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Shares. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Shares received in exchange for Initial Shares where such Initial Shares were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until ____, 2007, all dealers effecting transactions in the Exchange Shares may be required to deliver a prospectus.

          The SEC considers broker-dealers that acquired Initial Shares directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of Exchange Shares if they participate in the exchange offer. Consequently, these broker-dealers cannot use the prospectus for the exchange offer in connection with a resale of the Exchange Shares or the Initial Shares and, absent an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the Exchange Shares. These broker-dealers cannot rely on the position of the staff of the SEC set forth in Morgan Stanley and Co., Inc. (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, and similar no-action letters. We acknowledge that such a secondary resale for the purpose of distributing the Exchange Shares must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K.

          We will not receive any proceeds from any sale of Exchange Shares by broker-dealers. Exchange Shares received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Shares or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Shares. Any broker-dealer that resells Exchange Shares that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Shares may be deemed to be an “underwriter” within the meaning of the Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

          For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the Initial Shares) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Initial Shares (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

          The validity of the issuance of Exchange Shares under Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda.

EXPERTS

          The financial statements incorporated in the Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          This prospectus is part of a registration statement on Form S-4 (including the exhibits, schedules, and amendments to the registration statement) we have filed with the SEC under the Securities Act with respect to the Exchange Shares. The prospectus does not contain all of the information set forth in the registration statement. For further information about us and the Exchange Shares, we refer you to the registration statement and to its exhibits and schedules. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement, of which this prospectus is a part, or otherwise filed with the SEC.

          We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC’s website at http://www.sec.gov.

          The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and until we sell all the securities covered by this prospectus:

•	Annual Report on Form 10-K filed for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q filed for the quarterly period ended March 31, 2007;

•	Current Reports on Form 8-K filed on January 17, 2007, February 26, 2007. June 6, 2007 and June 14, 2007;

•	The description of our common stock which is contained in our Registration Statement on Form 8-A filed on April 26, 2006 and Form 8-A/A filed on May 1, 2006; and

•	The definitive proxy statement on Schedule 14A filed on March 29, 2007.

          You should rely only on the information contained in or incorporated by reference in this prospectus and any supplements to this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided in this prospectus or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL
SECURITIES LAWS AND OTHER MATTERS

          We are organized under the laws of Bermuda. In addition, some of our directors and officers reside outside the United States, and all or a substantial portion of their assets and our assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon our non-U.S. directors and officers or to recover against us, or our non-U.S. directors and officers on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of preference shares made hereby by serving CT Corporation System, our U.S. agent, irrevocably appointed for that purpose.

          We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

          We have obtained consent for the issue and transfer of the Series A Preference Shares to and between residents and non-residents of Bermuda for exchange control purposes from the BMA as required by the Exchange Control Act 1972 of Bermuda and related regulations, subject to the requirement that the Company’s common shares are listed on Nasdaq or any other appointed stock exchange. However, the BMA accepts no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

GLOSSARY OF SELECTED REINSURANCE, INSURANCE, INVESTMENT AND OTHER
TERMS

Acquisition expenses	The aggregate of policy acquisition expenses, including ceding commissions and the portion of administrative, general and other expenses attributable to underwriting operations.

Adjusted premiums written	All upfront premiums and the present value of all expected installment premiums, in each case for business written in a given period.

Capacity

The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Capital charge

A measure of portfolio risk by a rating agency based on an expected loss, considering the expected default frequency (relative likelihood of a default in severe economic depression) and loss severity (relative duration and magnitude).

Case reserves	Loss reserves, established with respect to specific, individual reported claims.

Ceding commission	Commission paid to ceding company by reinsurer based on the amount of the premiums ceded, which is intended to reimburse the ceding company for the costs of writing and administering the business.

Ceding company	When an insurer reinsures some or all of its liability with another insurer, it “cedes” business and is referred to as the “ceding company.”

Claim	Request by an insured or reinsured for indemnification by an insurance company or a reinsurance company for loss incurred from an insured peril or event

Combined ratio	The sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Correlation	The degree to which events or financial results tend to correspond to each other.

Direct insurance	Insurance sold by an insurer that contracts with the insured, as distinguished from reinsurance.

Earned premiums or premiums earned	That portion of premiums written that applies to the expired portion of the policy term. Earned premiums are recognized as revenues under both standard accounting principles and U.S. GAAP.

Expense Ratio	Financial ratio calculated by dividing acquisition expenses and general and administrative expenses by net premiums earned.

Exposure	The possibility of loss. A unit of measure of the amount of risk a company assumes.

Facultative reinsurance	The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.

Frequency	The number of claims occurring during a given coverage period.

Gross premiums written	Total premiums for insurance written and reinsurance assumed during a given period. See also “Premiums.”

Limits	The maximum amounts that an insurer or reinsurer will insure or reinsure in a given area of coverage. The term also refers to the maximum amount of benefit payable for a given situation or occurrence.

Loss; losses	An occurrence that is the basis for submission and/or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Losses and loss adjustment expenses	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Loss ratio	Financial ratio calculated by dividing net losses and loss expenses by net premiums earned.

Loss reserves

Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for loss expenses, and consist of case reserves and general reserves. As the term is used in this prospectus, “loss reserves” is meant to include reserves for both losses and for loss expenses.

Net premiums earned	The portion of net premiums written during or prior to a given period that was actually recognized as income during such period.

Net premiums written	Direct written premiums plus assumed reinsurance premiums less premiums ceded to reinsurers.

Premiums	The amount charged during the term on policies and contracts issued, renewed or reinsured by an insurance company or reinsurance company.

Premiums ceded	When an insurer reinsures some or all of its liability with another reinsurer, the premiums that it “cedes” or pays to the reinsurer is called the premiums ceded.

Quota share

Reinsurance arrangement in which the insurer, or ceding company, automatically transfers, and the reinsurer accepts, a stated proportion of every risk within a defined type of business written by the insurer. For this, the reinsurer receives an equal proportion of the premiums. The reinsurer is dependent on the ceding company’s ability in underwriting, pricing and claims administration.

Rate	Amount charged per unit of insurance and reinsurance.

Reserves

Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses, for loss adjustment expenses and for unearned premiums. Loss reserves consist of “case reserves,” or reserves established with respect to individual reported claims, and “general reserves.” Unearned premium reserves constitute the portion of premium paid in advance for insurance or reinsurance that has not yet been provided. See also “Loss Reserves.”

Retention

The amount of exposure a policyholder retains on any one risk or group of risks. The term may apply to an insurance policy, where the policyholder is an individual, family or business, or a reinsurance policy, where the policyholder is an insurance company.

Surplus or statutory surplus

As determined under the statutory or regulatory accounting practice required by the relevant jurisdictions, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by the respective regulators to be recognized on the statutory balance sheet or regulatory returns for purposes of calculating solvency margins and statutory ratios, as applicable. Statutory surplus is also referred to as “surplus” or “surplus as regards policyholders” for statutory accounting purposes.

Treaty or treaty reinsurance

The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a “treaty”) between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all of that type or category of risks originally written by the primary insurer or reinsured.

Underwriter

An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.

Underwriting

The insurer’s or reinsurer’s process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of that coverage.

Unearned premium	The portion of premiums written that is allocable to the unexpired portion of the policy term.

Offer to Exchange

Up to 75,000 of registered Series A Preference Shares,
$1,000 liquidation preference per share for

All issued and outstanding unregistered Series A Preference Shares

The exchange agent for this exchange offer is:
The Bank of New York
101 Barclay Street-11E
New York, New York 10286
Tel: 212.815.3003
Fax: 212.815.7048

The date of this Prospectus is	, 2007

INDEMNIFICATION OF DIRECTORS AND OFFICERS

          We will indemnify our directors or officers or any person appointed to any committee by the board of directors acting in their capacity as such in relation to any of our affairs for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not be opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

3.1

Certificate of Incorporation and Memorandum of Association of RAM Holdings Ltd. (incorporated by reference, Exhibit 3.1 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

3.2	Form of Amended and Restated Bye-laws of RAM Holdings Ltd. (incorporated by reference, to Exhibit 3.2 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

4.1	Specimen Common Share Certificate (incorporated by reference, to Exhibit 4.1 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

4.2

Fiscal Agency Agreement dated as of March 26, 2004 between RAM Holdings Ltd. and The Bank of New York, fiscal agent (incorporated by reference, to Exhibit 4.2 of the Registrant’s Amended Registration Statement on For S-1/A (File No. 333-131763)).

4.3

6.875% Senior Note, dated March 26, 2004, from RAM Holdings Ltd. to Cede & Co., for $40.0 million (incorporated by reference, to Exhibit 4.3 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

4.4	Certificate of Designations of Non-Cumulative Preference Shares, Series A of RAM Holdings Ltd. (Exchange Shares)

4.4.1

Certificate of Designations of Non-Cumulative Preference Shares, Series A of RAM Holdings Ltd. (Initial Shares) (incorporated by reference, to Exhibit 4.1 of the Registrant’s Report on Form 8-K, dated December 14, 2006).

4.5	Form of Series A Preference Share Certificate (incorporated by reference, to Exhibit 4.2 of the Registrant’s Report on Form 8-K, dated December 14, 2006).

4.6	Replacement Capital Covenant (incorporated by reference, to Exhibit 4.3 of the Registrant’s Report on Form 8-K dated December 14, 2006).

4.7

Registration Rights Agreement with respect to the Non-Cumulative Preference Shares, Series A (incorporated by reference, to Exhibit 4.4 of the Registrant’s Report on Form 8-K, dated December 14, 2006).

5.1	Opinion of Conyers Dill & Pearman.

10.1

Amended and Restated Shareholders Agreement among the Registrant and each of the persons listed on Schedule thereto (incorporated by reference, to Exhibit 10.1 of the Registrant’s Amended Registration Statement on Form S 1/A (File No. 333-131763)).

10.2

Amalgamation Agreement between the Registrant and RAM Holdings II Ltd. (incorporated by reference, to Exhibit 10.2 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

10.3

Amended Employment Agreement, between the Registrant and Vernon M. Endo (incorporated by reference, to Exhibit 10.3 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

10.4

Amended Employment Agreement, between the Registrant and Richard Lutenski (incorporated by reference, to Exhibit 10.4 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

10.5

Amended Employment Agreement, between the Registrant and David K. Steel (incorporated by reference, to Exhibit 10.5 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

10.6	Employment Agreement, between the Registrant and James P. Gerry (incorporated by reference, to Exhibit 10.7 o the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

10.7	Employment Agreement, between the Registrant and Victoria W. Guest (incorporated by reference, to Exhibit 10. of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

10.8	2000 Supplemental Retirement Plan (incorporated by reference, to Exhibit 10.8 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

10.9	2001 Stock Option Plan (incorporated by reference, to Exhibit 10.9 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

10.10	2006 Equity Plan (incorporated by reference, to Exhibit 10.10 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

10.11

Form of Indemnification Agreement entered into by the Registrant and its officers and directors (incorporated by reference, to Exhibit 10.14 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333131763)).

10.12

Lease Agreement, dated January 1, 2005 between Field Real Estate (Holdings) Limited and RAM Reinsurance Company Ltd. (incorporated by reference, to Exhibit 10.15 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

10.13

Amended and Restated Credit Agreement, dated as of June 22, 2005, among RAM Reinsurance Company Ltd., various banks and Norddeutsche Landesbank Girozentrale, New York Branch, as agent (incorporated by reference to Exhibit 10.16 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

10.14

Credit Agreement among RAM Reinsurance Company Ltd., various banks and Bayerische Landesbank, New York Branch, as agent (incorporated by reference, to Exhibit 10.17 of the Registrant’s Amended Registration Statement on Form S-1/A (File No. 333-131763)).

10.15

Put Option Agreement dated as of December 23, 2003 between RAM Reinsurance Company Ltd. and Blue Water Trust I (incorporated by reference, to Exhibit 10.18 of the Registrant’s Amended Registration Statement on Form 1/A (File No. 333-131763)).

10.16

Certificate of Designation, Preferences and Rights of Class B Preference Shares of RAM Reinsurance Company Ltd. (incorporated by reference, to Exhibit 10.19 of the Registrant’s Amended Registration Statement on Form S1/A (File No. 333-131763)).

10.17	Form of RAM Holdings Ltd. Share Option Award Agreement for Employees (incorporated by reference, to Exhibit 10.10 of the Registrant’s Report on Form 10-Q, for the quarter ended June 30, 2006).

10.18

Form of RAM Holdings Ltd. Share Option Award Agreement for Non-Employee Directors (incorporated by reference, to Exhibit 10.11 of the Registrant’s Report on Form 10-Q, for the quarter ended June 30, 2006).

10.19	Form of RAM Holdings Ltd. Restricted Share Unit Award Agreement (incorporated by reference, to Exhibit 10.12 of the Registrant’s Report on Form 10-Q, for the quarter ended June 30, 2006)

10.20

Form of RAM Holdings Ltd. Restricted Share Unit Award Agreement [Annual Bonus Award] (incorporated by reference, to Exhibit 10.13 of the Registrant’s Report on Form 10-Q, for the quarter ended June 30, 2006).

10.21

Investment Management Agreement, effective May 1, 2003, between RAM Reinsurance Company Ltd. and MBIA Capital Management Corp.(incorporated by reference, to Exhibit 10.21 of the Registrant’s Report on Form 10-K, for the year ended December 31, 2006).

21.1	Subsidiaries of the registrant (incorporated by reference, to Exhibit 21.1 of the Registrant’s Report on Form 10-K, for the year ended December 31, 2006).

23.1	Consent of PricewaterhouseCoopers.

24.1	Power of Attorney (included as part of the signature pages)

99.1	Form of Letter of Transmittal relating to the Series A Preference Shares.

99.2	Form of Notice of Guaranteed Delivery relating to the Series A Preference Shares.

99.3	Form of Letter to Clients relating to the Series A Preference Shares.

99.4	Form of Letter to Nominees relating to the Series A Preference Shares.

UNDERTAKINGS

          The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

          Pursuant to the requirements of the Securities Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAM Holdings Ltd

/s/ Vernon M. Endo

Vernon M. Endo
President and Chief Executive Officer
June 28, 2007

POWER OF ATTORNEY AND SIGNATURES

          We, the undersigned directors and officers of RAM Holdings Ltd., hereby severally appoint Vernon M. Endo and Richard Lutenski, with full powers of substitution and resubstitution, our true and lawful attorney, with full powers to sign for us, in our names and in the capacities indicated below, any and all amendments to such S-4, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and the Registrar of Companies of Bermuda, granting unto such attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that such attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

          Pursuant to the requirements of the Securities Act, as amended, this report has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/s/ Steven J. Tynan	Chairman of the Board; Director	June 28, 2007

Name: Steven J. Tynan

/s/ Vernon M. Endo	President and Chief Executive Officer	June 28, 2007
and Director (Principal Executive
Name: Vernon M. Endo	Officer)

/s/ Richard Lutenski	Chief Financial Officer (Principal	June 28, 2007
Financial Officer)
Name: Richard Lutenski

/s/ Laryssa Yuel	Financial Controller (Principal	June 28, 2007
Accounting Officer)
Name: Laryssa Yuel

/s/ Edward F. Bader	Director	June 28, 2007

Name: Edward F. Bader

/s/ Victor J. Bacigalupi	Director	June 28, 2007

Name: Victor J. Bacigalupi

/s/ David L. Boyle	Director	June 28, 2007

Name: David L. Boyle

/s/ Allan S. Bufferd	Director	June 28, 2007

Name: Allan S. Bufferd

/s/ Daniel C. Lukas	Director	June 28, 2007

Name: Daniel C. Lukas

/s/ Mark F. Milner	Director	June 28, 2007

Name: Mark F. Milner

Signature	Title	Date

/s/ Steven S. Skalicky	Director	June 28, 2007

Name: Steven S. Skalicky

/s/ Dirk A. Stuurop	Director	June 28, 2007

Name: Dirk A. Stuurop

/s/ Conrad P. Voldstad	Director	June 28, 2007

Name: Conrad P. Voldstad